
05049485



perotsystems

2004 ANNUAL REPORT

RECD S.E.C.
APR 1 2005
1086
12-31-04





PROCESSED
APR 04 2005
THOMSON
FINANCIAL

TABLE OF CONTENTS

2 Perot Systems at a Glance

5 A Message from Our Founder

6 A Message from Our Chairman

8 A Letter from Our President & CEO

10 An Introduction to Our Board of Directors

11 A Closer Look at Our Team

12 Stronger Commitment to Service

14 Stronger Solutions for Healthcare

20 Stronger Support for Government

24 Stronger Foundation for Commerce

28 Stronger Global Capabilities

30 Stronger Business Growth

36 Stronger Results for Shareholders

37 Financials

102 Corporate Information

Our cover photos highlight just a few of Perot Systems' 400+ customers around the world, as well as James Champy, chairman of our consulting practice.

TOP: Cyberknife radiosurgery treatment at Stanford Hospital & Clinics CENTER LEFT: James Champy, chairman of Perot Systems' consulting practice and author of the book, *X-Engineering the Corporation* BOTTOM LEFT: SDN Global Earth Station Raisting in Germany, Parsons Corporation's innovative solution using existing satellite technology to serve the Middle East, Africa, Europe, and Asia BOTTOM RIGHT: Working with NASA to make space travel safer



By forging enduring customer relationships, delivering solutions that consistently help our customers achieve results, and generating solid financial returns for our shareholders, Perot Systems continues to grow STRONGER EVERY DAY.

PEROT SYSTEMS AT A GLANCE

Since 1988, Perot Systems Corporation has delivered technology-based business solutions to help organizations worldwide control costs and cultivate growth. Drawing on deep industry expertise and a portfolio of interrelated consulting, business process, application, and infrastructure services, we blend strategic design, proven technology, and timely delivery to create solutions that maximize returns on IT investments. And through collaborative, long-term relationships, we enable customers to achieve and sustain measurable results.

Our Company:

- Was founded in 1988
- Is a *Fortune* 1000 Corporation
- Has twice been named on *Forbes* magazine's "Platinum 400 Best Big Companies" list
- Has more than 15,000 associates and 400 customers worldwide
- Manages more than 170,000 desktops, notebooks, and servers
- Generated revenue of $1.8 billion in 2004
- Is listed on the NYSE as "PER"



REVENUE
In billions of dollars



NEW CONTRACT SIGNINGS
In billions of dollars



EARNINGS PER SHARE*

*Diluted earnings per share for 2002 and 2003 are the pro forma amounts, assuming the accounting changes in 2003 had been applied retroactively.



perotsystems®



In 1988, Ross Perot and eight associates launched Perot Systems with one customer. Today, Perot Systems is a *Fortune* 1000 corporation with more than 15,000 associates, 400 customers, and offices in 11 countries and city-states around the world.







"OUR CUSTOMERS GET 'A' PLAYERS WHEN THEY WORK WITH OUR TEAM—BECAUSE THAT'S ALL WE HAVE AT PEROT SYSTEMS."

ROSS PEROT *Founder & Chairman Emeritus of the Board*

A MESSAGE FROM OUR FOUNDER

To Our Fellow Shareholders:

I couldn't be more proud that Perot Systems is a company that is known for getting the job done. It speaks very well of our people when world-class healthcare institutions like Stanford Hospital & Clinics and highly respected federal agencies like NASA review our performance history and consistently obtain positive reports from our customers.

For example, here is what Tim Horoho, Director of Management Information Systems at Independent Stationers Group, the world's largest office products cooperative, says about his company's experience with Perot Systems:

"With Perot Systems, we definitely chose the right provider. Your employees instantly became part of our team, and we found that, far from being myopically focused on the initial technical scope documents, they consistently thought outside the box and demonstrated that they were involved, committed business people."

Our success formula is no secret. We simply try to treat our customers—and each other—as we would want to be treated. That philosophy is not just a poster on the wall at Perot Systems. We translate our values into action. That means standing behind our promises and doing what we say we're going to do—when we say we're going to do it. This has been our approach since the beginning, and it continues to win the confidence of new customers today.

At Perot Systems, we listen to our customers so we can truly understand their needs. Then we make every effort to put together the solution that will work best for them—not just our company or its vendors. We've demonstrated time and time again that this is the way to consistently achieve customer satisfaction, and customer satisfaction builds our business.

We have more than 15,000 of the best people in our industry helping companies and organizations all over the world achieve success. Our customers get "A" players when they work with our team—because that's all we have at Perot Systems. We have strong industry experts, strong IT knowledge, and a strong system of values at the foundation of our company. This is how our team continues to deliver results—for our customers, our shareholders, and our company.

Thank you for investing in Perot Systems.



ROSS PEROT
Founder & Chairman Emeritus of the Board
Perot Systems Corporation

A MESSAGE FROM OUR CHAIRMAN

To Our Fellow Shareholders:

2004 was a year in which Perot Systems continued to win new business, thanks to our strong relationships, excellent track record of helping our customers improve their operations, deep subject matter expertise, and price competitiveness. It became evident that our strategic initiatives, tough decisions, and hard work of the past few years were beginning to pay off. We achieved record contract signings and revenue during the year, and the steady execution of our strategy has positioned us well for the future.

We told the market we intended to focus on strengthening our sales force, and we delivered. Our sales team has fine-tuned its approach with a new methodology that has significantly enhanced our ability to sign new contracts. We also remain disciplined in channeling our pursuit dollars to the prospective customers who are the best fit for our specific skills and expertise. Our size keeps us nimble and responsive, and we have established Perot Systems as a company that highly values relationships and demonstrates the flexibility that our customers prefer.

As chairman of the board of Perot Systems, I intend to continue concentrating on cultivating the strong relationships that will grow our business. Our recent management changes are enabling me to spend more time interacting directly with customers and prospective customers, which is one of my favorite roles.

I am delighted that Peter Altabef has succeeded me in the role of president and chief executive officer. Peter is a strong leader who has been an integral part of every major initiative our company has undertaken for over a decade. He has an intimate knowledge of our business, and his excellent judgment, decisiveness, and commitment to winning with integrity resonate with our company's values.

We have a reputation for delivering on our promises to our customers, and I know Peter will help us continue in that tradition. We're confident that, with his leadership, Perot Systems' strength, momentum, and legacy of providing tangible results will continue.

I appreciate your continued confidence in Perot Systems.



ROSS PEROT, JR.
Chairman of the Board
Perot Systems Corporation



LEFT: *Peter Altabef, President & Chief Executive Officer* RIGHT: *Ross Perot, Jr., Chairman of the Board*

"THE STEADY EXECUTION OF OUR STRATEGY HAS POSITIONED US WELL FOR THE FUTURE."

ROSS PEROT, JR. *Chairman of the Board*

A LETTER FROM OUR PRESIDENT & CEO

To Our Fellow Shareholders:

Ross Perot, Jr. led Perot Systems as we globalized our company during a very difficult period for our industry. Under his strong leadership, we nearly doubled our revenue, refocused our industry units, added a government team that quickly became a significant percentage of our business, and decreased our administrative costs.

As I succeed Ross as president and CEO, I will reinforce our emphasis on building a company with long-term value. We will broaden our capabilities, focus our branding, and continue to emphasize quality in everything we do.

A Year of Record Growth

In 2004, our existing customers increased their discretionary spending with us, we added significant new customers, and our revenue reached $1.8 billion—an all-time high for Perot Systems.

We have spent the past few years focusing the major strategic pieces of our business, and today, four major growth drivers have emerged: healthcare, government, commercial, and the global service delivery model we began putting in place in 1996.

Healthcare

Perot Systems has become an acknowledged leader in providing IT and business process outsourcing services to the healthcare industry, and 2004 was another banner year for our healthcare team. Perot Systems is strongly committed to leading positive change in the healthcare industry, as we help our customers create a continuous, seamless environment that is making healthcare more accessible to consumers and less costly for providers, payers, and patients. Four especially significant contracts—Stanford Hospital & Clinics, Lucile Packard Children's Hospital at Stanford, CVS Corporation, and National Health Service in London (via a contract with BT)—solidified our position as a leader in the healthcare industry in 2004.

Government

Our government services team continues to expand, and a significant number of our government customers awarded us contracts for additional business in 2004. For example, we are now working with the U.S. Army Installation Management Agency (IMA) to provide financial management and automation support services for the IMA's Web-based financial management tool.

The United States government is challenged by several emerging trends. First, unprecedented numbers of government workers will reach retirement eligibility over the next few years, creating opportunities in the private sector to replace these services. Second, the administration has mandated a public outreach initiative requiring the government to become more accessible to citizens, and many agencies must quantify the value they provide to the public as a result of this initiative. Third, the armed forces have increasingly deployed their trained personnel to positions requiring combat readiness. As many servicemen and women are shifted from support to field positions, their former positions are outsourced to civilians. Perot Systems has extensive experience with the IT services, strategies, and business process outsourcing the government needs in order to manage these changes.

Commercial

In 2004, we consolidated the operations of our commercial business and positioned the business for greater market share. For example, we recently signed a significant contract to provide IT services

"WE WILL BROADEN OUR CAPABILITIES, FOCUS OUR BRANDING, AND CONTINUE TO EMPHASIZE QUALITY IN EVERYTHING WE DO."

PETER ALTABEF *President & Chief Executive Officer*

to Wolters Kluwer, a world leader in publishing and the provision of information products and services for numerous industries.

Global Service Delivery

We have successfully integrated both of our strategic acquisitions in India, leveraging their capabilities and global reach. This integration has allowed us to expand our onshore/offshore applications management and business process outsourcing operations. Our customers are already recognizing the benefits of the best-in-class service made possible by these integrated teams.

2004 Financial Highlights

Our financial performance was very strong, with good revenue growth, profit growth, free cash flow, and new sales. Financial highlights for 2004 include:

- Revenue reached an all-time high of $1.8 billion;
- New contract signings totaled $1.5 billion in total contract value;
- Combined new contracts and contract renewals expanded to $2.0 billion in total contract value;
- Earnings per share reached $0.78; and
- Cash balance was $305 million at the end of the year.

A Strong Foundation for the Future

Due to our strong market position, discipline, and the hard work of our associates, Perot Systems enjoyed a year of healthy business expansion. Our performance, combined with increased technology investment on the part of our customers, delivered financial results at record levels. While we are pleased with our 2004 accomplishments, we are continuing our efforts to strengthen our business.

We are committed to continuous improvement at every level of our organization, as we have demonstrated with our ongoing ISO 9001:2000, PMI, and CMMI programs.

Our focus on quality service design and delivery and on thought leadership and innovation will enable us to continue to grow by delivering results for our customers.

Thank you for supporting Perot Systems.



PETER ALTABEF
President & Chief Executive Officer
Perot Systems Corporation

AN INTRODUCTION TO OUR BOARD OF DIRECTORS

Ross Perot Age 74
Chairman Emeritus of the Board
Perot Systems Corporation

- Member of Executive Committee
- Director since November 1997 (and from April 1988 through August 1994)
- One of Perot Systems' founders; founder and former president of EDS; author of seven books

Ross Perot, Jr. Age 46
Chairman of the Board
Perot Systems Corporation

- Member of Executive Committee (Chair)
- Director since June 1988
- One of Perot Systems' founders; also serves as chairman of Hillwood Development Corporation

Peter Altabef Age 45
President & Chief Executive Officer
Perot Systems Corporation

- Director since September 2004
- Also serves as a member of the Dallas Committee on Foreign Relations

Steven Blasnik Age 47
President
Parkcentral Capital Management LLP

- Member of Executive Committee
- Director since September 1994

John S.T. Gallagher Age 73
Private Investor

- Member of 1) Audit and 2) Nominating and Governance Committees
- Director since May 2001
- Former CEO of North Shore–Long Island Jewish Health System

Carl Hahn Age 78
Private Investor

- Member of 1) Audit and 2) Human Resources and Compensation (Chair) Committees
- Director since April 1993
- Also serves as director of Atradius AG, Indesit Company, and Hawesko AG; former chairman of Volkswagen AG and Saurer Ltd.

DeSoto Jordan Age 60
Private Investor

- Member of 1) Human Resources and Compensation and 2) Nominating and Governance Committees
- Director since February 2004
- One of Perot Systems' founders; former vice president of EDS and Blue Cross & Blue Shield Association

Thomas Meurer Age 63
Senior Vice President
Hunt Consolidated, Inc.

- Member of 1) Human Resources and Compensation and 2) Nominating and Governance (Chair) Committees
- Director since May 2001
- Former director of the Middle East Institute in Washington, DC; former trustee of the Texas Business Hall of Fame

Cecil H. "C.H." Moore, Jr. Age 65
Private Investor

- Member of Audit Committee (Chair)
- Director since October 2003
- Also serves as director of NL Industries, Inc. and Kronos Worldwide, Inc.; former managing partner at KPMG LLP

Anuroop "Tony" Singh Age 51
Vice Chairman
Max New York Life Insurance Company Ltd.

- Director since March 2005
- Also serves as director of Max India Limited, Aide et Action Pvt. Ltd., and Society for Integrated Development of Himalayas; former CEO and managing director of Max New York Life Insurance Company Ltd.

A CLOSER LOOK AT OUR TEAM

Our Associates

Sixteen years ago, the founders of Perot Systems envisioned a values-driven company of talented associates who would share a drive to excel, ethical conduct, and a strong service orientation. They would demonstrate good citizenship, contribute their time and talents to their communities, and treat others with respect.

In return, these associates would be provided with a supportive environment that could help nurture their highest potential and offer them tangible rewards. They would be given ample opportunity to develop their careers and enjoy membership in a caring, family-friendly culture committed to their personal and professional well-being.

Our founders established five enduring values to guide Perot Systems, and the rest is history. Today, 15,000 associates serve more than 400 Perot Systems customers with the solid industry expertise and cutting-edge technology skills that help them achieve results—in a manner that is consistent with our values.

Our Values

We serve our customers with innovative, responsive solutions to their needs.

We value our people by attracting, developing, and recognizing outstanding people, and caring for them and their families.

We operate with integrity by treating our customers, people, and suppliers in a fair and honest manner, as we would want to be treated.

We reward our stockholders by producing strong financial performance from which everyone benefits.

We contribute to our community by using our talents and resources to better the conditions in the diverse communities in which we work.

"UNITED WAY IS VERY PLEASED TO TEAM UP WITH THE WONDERFUL PEOPLE OF PEROT SYSTEMS. THROUGH OUR WORK TOGETHER, WE ARE MEETING CRITICAL HEALTH AND HUMAN CARE NEEDS IN NORTH TEXAS, AND EACH YEAR, PEROT SYSTEMS EMPLOYEES STEP UP TO A NEW LEVEL OF GENEROSITY."

GARY GODSEY *President & Chief Executive Officer*
United Way of Metropolitan Dallas

"I LOVE OUR WELLNESS PROGRAM. I AM MORE MOTIVATED THAN EVER BEFORE, AND MY LIFESTYLE IS IMPROVING BECAUSE OF IT. PEROT SYSTEMS REALLY CARES ABOUT ITS ASSOCIATES AND THEIR FAMILIES."

MONA MINTER *Associate in Lexington, Kentucky*
Perot Systems Corporation

STRONGER COMMITMENT TO SERVICE

We honor the loyal associates—some of whom have been with us from the beginning—who have served our customers and upheld our core values since our company was founded in the late 1980s. It is this extraordinary commitment to others that is helping Perot Systems grow stronger every day.

> "PEROT SYSTEMS CONTINUES TO PROVIDE US WITH INNOVATIVE, EFFICIENT SOLUTIONS THAT EXCEED OUR EXPECTATIONS. WE'RE VERY SATISFIED WITH THE SERVICE WE RECEIVE."
>
> G. GILMER MINOR, III
> *Chairman & Chief Executive Officer*
> Owens & Minor, Inc.

Perot Systems responds to our customers' unique needs with innovative solutions that help them achieve their goals and earn recognition in their industries. We are proud of their achievements and are pleased to be able to play a role in their success. Here are a few of the awards, accolades, and distinctions earned by our customers, as well as our own company, in 2004:

Owens & Minor, Inc. and Perot Systems Corporation
"Best Partnership" Award
Outsourcing Excellence Awards

National Women's Health Information Center
www.4woman.gov
Top-ranked federal Web site, "Customer Satisfaction" category
American Customer Satisfaction Index

TRW Automotive
"Manufacturing 2004 *InfoWorld* 100" Award
InfoWorld Magazine



LEFT: Some Perot Systems associates with 15 or more years of service in 2004
RIGHT: Several Perot Systems associates with active military service since 9/11

Owens & Minor, Inc.
First in "Radical Data Warehousing/Business Intelligence" category
Best Practices in Data Warehousing Awards
Data Warehousing Institute

Perot Systems Corporation
Letter of Appreciation from Commanding Officer
United States Coast Guard Electronic Support Unit

Parsons Corporation
"2004 Excellence in Enterprise" Award
Association for Enterprise Integration

Catholic Healthcare West and Perot Systems Corporation
www.stmarysmedicalcenter.org
Silver Awards, "Best Web Site Design"
and "Best Health/Healthcare Content"
eHealthcare Strategy & Trends

"ONE REASON FOR THE EIGHT-YEAR TENURE OF OUR RELATIONSHIP WITH PEROT SYSTEMS IS THE QUALITY OF SERVICE THE COMPANY PROVIDES. PEROT SYSTEMS AND PARSONS ARE A WINNING TEAM."

JAMES F. MCNULTY
Chairman & Chief Executive Officer
Parsons Corporation

STRONGER SOLUTIONS FOR HEALTHCARE

Perot Systems **integrates** provider, payer, pharmaceutical, supplier, and retail pharmacy components in a model designed to make healthcare services **more accessible** and **less costly** to consumers. Our healthcare industry consultants include clinicians, physicians, nurses, and administrators, as well as **experts** in business processes and technology.

"WE COLLABORATE WITH OUR CUSTOMERS IN THE HEALTHCARE INDUSTRY TO HELP PROVIDERS AND PAYERS IMPROVE PRODUCTIVITY, ACHIEVE DRAMATIC EFFICIENCIES, AND RELIEVE COST PRESSURES, ULTIMATELY ENABLING THE DELIVERY OF BETTER, MORE AFFORDABLE PATIENT CARE."

JAMES CHAMPY
Chairman of Consulting
Perot Systems Corporation

Perot Systems is manifesting a continuing vision to drive positive change in the healthcare industry in three ways.

First, we are consolidating clinical applications from the numerous hospitals we serve into solution centers that enable us to leverage both technology and intellectual property in one location. The potent combination of our deep clinical experience and broad IT expertise has helped us emerge as a leading provider of value-added IT and business process outsourcing (BPO) services to the healthcare marketplace.

Second, we are actively helping advance the United States government's nationwide implementation of health information technology in the public and private sectors. Currently, we are working with the U.S. Veterans Health Administration, which is leading a comprehensive data standardization effort that will improve patient safety and quality of care at any delivery point within the public and private sectors. We are helping develop an enterprise-wide



LEFT: Perot Systems helps healthcare customers contain costs while improving patient care and wellness
RIGHT: Cyberknife radiosurgery treatment at Stanford Hospital & Clinics

health records system that will make comprehensive patient histories available to clinicians at the touch of a button, reducing errors and enabling physicians to tap the latest protocols to save lives.

Third, hospitals increasingly recognize the need to migrate to a paperless, electronic medical records model, but they remain challenged by significant conversion costs. Our outsourcing practice is helping a growing number of hospitals improve cash flow and reduce costs so they can fund conversions to the electronic records and automated physician order entry systems that will substantially reduce errors.

Perot Systems is also helping reduce administrative and operational costs for every aspect of the healthcare industry by developing technology solutions for the management of consumer-directed health plans, such as medical savings accounts.

"STANFORD STANDS FOR EXCELLENCE, AND WE LOOK FOR EXCELLENCE IN OUR PROVIDERS. THE EXPERIENCE AND SERVICE ETHIC OF PEROT SYSTEMS REALLY STOOD OUT. WE LOOK FORWARD TO A GREAT RELATIONSHIP THAT BENEFITS BOTH OF OUR ORGANIZATIONS."

MARTHA H. MARSH
President & Chief Executive Officer
Stanford Hospital & Clinics

Automated Medical Systems (AMS), Inc., provides physicians with state-of-the-art billing and practice management services that improve practice profitability. During 2004, Perot Systems supported AMS by:

- Processing 6.7 million transactions
- Coding 250,000 medical charts with ICD standard codes
- Handling more than 35,000 accounts receivable follow-up calls

"AFTER LESS THAN ONE YEAR OF PEROT SYSTEMS PROVIDING REVENUE CYCLE OUTSOURCING SERVICES TO OUR HOSPITAL, I AM A BELIEVER THAT EVEN WELL-RUN BUSINESSES CAN BENEFIT FROM OUTSOURCING."

GREG KUZMA
Vice President & Chief Financial Officer
Northern Arizona Healthcare

To effectively deliver high-quality patient care, hospitals must also maintain healthy cash flow. As a result of the revenue cycle outsourcing system that Perot Systems helped establish, Northern Arizona Healthcare (NAH) has reduced its gross days revenue in accounts receivable by 7% and increased the cash it collects as a percentage of gross revenue by 3.5%. Since outsourcing certain functions to Perot Systems, NAH has also reduced gross days revenue discharged not final billed (DNFB) by 4.8 days and reduced billed accounts receivable over 90 days by 3%. Our revenue cycle outsourcing services have also helped NAH raise more than $2.2 million in incremental revenue in less than one year.

In addition to NAH, several other Perot Systems customers in the healthcare industry have reported significant financial improvements

BT & National Health Service in London



CVS Corporation

CVS/pharmacy, America's #1 pharmacy chain, selected Perot Systems in 2004 to help streamline its operations by incorporating Perot Systems' methodologies into its IT strategy. We are enabling CVS to significantly reduce costs by outsourcing the management of its data center in Rhode Island. We will grow the facility to serve multiple Perot Systems customers, enabling each to benefit from the resulting cost efficiencies—while helping bring jobs to the local economy.



after implementing our revenue cycle outsourcing solutions. They include Children's Hospitals and Clinics of Minneapolis/St. Paul and Chicago-based Mount Sinai Hospital. These organizations have experienced accounts receivable reductions of 52% and 28%, respectively, positioning them below the national average for healthcare providers with respect to accounts receivable days outstanding.

Blue Cross & Blue Shield of Rhode Island is working with Perot Systems to undertake a major transformation outsourcing initiative. We are assisting this leading provider of healthcare coverage and wellness information with a technology conversion that will enable the health plan to quickly adapt to change and lead its market in the introduction of innovative products and services.

Perot Systems is supporting our healthcare customers with diverse clinical transformation efforts, taking bold steps that include the

"CVS AND PEROT SYSTEMS SHARE MANY OF THE SAME VALUES, SUCH AS A COMMITMENT TO FLAWLESS EXECUTION AND A PASSION FOR EXTRAORDINARY CUSTOMER SERVICE."

KARL TAYLOR
Senior Vice President
& Chief Information Officer
CVS Corporation

Perot Systems recently agreed to provide 10 health insurance plans with business process solutions ranging from claims processing and data entry to pre-processing and supplemental claims support. Our global service delivery model, expansive knowledge of claims technology platforms, capacity for regional and onsite delivery, healthcare industry expertise, and willingness to customize our services were often cited as reasons for our selection.



Parkland Health & Hospital System

Parkland Health & Hospital System chose us to establish a technology infrastructure and replace core information systems to support its continuous process improvement effort. We created and implemented an Enterprise Architecture roadmap and Project Management Office to help Parkland design and implement technology to support its new operating model. Our work is helping Parkland quickly improve its technology infrastructure and information systems, enabling business and clinical process improvements, and minimizing risks and costs associated with change.

"PEROT SYSTEMS' EMPLOYEES WORK AS MUCH FOR THE HOSPITAL AS THEY DO FOR PEROT SYSTEMS. I THINK THAT IS A KEY PART OF THE SUCCESS."

LARRY VOLKMAR
President
Mount Sinai Hospital
& Schwab Rehabilitation Hospital

creation of clinical solution centers that are enabling us to leverage technology and intellectual property to deploy applications from a central location.

We are actively involved with our customers to gain and share information about current issues facing the industry. We hold collaborative sessions and joint forums with our healthcare executives on an ongoing basis throughout the year to help us advance our knowledge and expertise, and to fine-tune our service offerings to meet the ever-changing business and technical needs of our healthcare customers.

Perot Systems employs highly qualified medical doctors, nurses, and clinicians, as well as associates with advanced degrees in the biological sciences, on the teams that collaborate with our customers to help them improve their business operations and enhance the quality of services they deliver to patients.

Increasingly, Perot Systems is leveraging our experience with private healthcare institutions and numerous U.S. federal government

Perot Systems is providing the clinical expertise and technical solutions that have helped Tufts–New England Medical Center (NEMC), a world-class academic healthcare institution, achieve measurable operational results. Earlier, we helped facilitate the separation of Tufts–NEMC from its former parent company, and now we are assisting the hospital with its clinical transformation initiative and the installation of a next-generation application portfolio.

agencies for the benefit of public hospitals and other government healthcare institutions—at home and abroad. In 2004, we signed a contract with BT to help deliver a new electronic patient record system for the National Health Service in London. This noteworthy clinical transformation initiative is part of NHS' National Programme for Information Technology.

Our strong track record in both the healthcare and government arenas continues to present us with additional opportunities for expansion into new markets. «

"EVERY DAY, HUNDREDS OF HEALTHCARE ORGANIZATIONS AND THOUSANDS OF CAREGIVERS TRUST PEROT SYSTEMS TO DELIVER RELIABLE RESULTS."

CHUCK LYLES
President
Healthcare Group
Perot Systems Corporation

United States Department of Veterans Affairs, Veterans Health Administration

The U.S. Department of Veterans Affairs, Veterans Health Administration (VHA) is leading the charge to help standardize healthcare data. Perot Systems is providing clinical knowledge to assist the VHA in identifying and implementing data standards and technical expertise for adoption across all public and private healthcare institutions. This vital effort, which will help ensure that all healthcare providers and payers use a common, up-to-date system of nomenclature, coding, and treatment protocols, can significantly improve patient safety and quality of care—regardless of a patient's location.



STRONGER SUPPORT FOR GOVERNMENT

Perot Systems delivers program, mission, and infrastructure support to numerous United States government customers, including the Departments of Defense and Homeland Security, a number of civilian agencies, and the intelligence community. These agencies value our **commitment, reliability,** and **accountability.**

"OUR CUSTOMERS—WHO ARE RESPONSIBLE FOR MANY OF THE U.S. GOVERNMENT'S MOST CRITICAL MISSIONS—KNOW THEY CAN RELY ON PEROT SYSTEMS."

GREG BEDNER
President
Government Services
Perot Systems Corporation

Perot Systems performs mission-critical professional services that help ensure the effectiveness and success of numerous United States government agencies. Our customers include organizations within the Departments of Defense, Homeland Security, Health and Human Services, Justice, Agriculture, and others, and several organizations within the national intelligence community.

We leverage valuable experience gained in the private sector to bring commercial best practices to our government customers. Our work helps our customers increase efficiency and reduce costs while they accomplish such diverse missions as ensuring safety in space, restoring the environment, and educating women about health issues.

Perot Systems is supporting the Federal Deposit Insurance Corporation's (FDIC's) design and development of an automated system to enable its Legal Division to identify, track, and manage legal matters pertaining to the financial institutions the FDIC oversees.





LEFT: Supporting NASA in addressing safety issues in space RIGHT: Collaborating with NOAA on coastal protection initiatives

For example, we provide the expertise, people, and proven methods that are helping the Department of Homeland Security accomplish its vital mission of keeping America and its citizens secure. In addition, our work for the U.S. Coast Guard was recognized with a Letter of Appreciation in 2004 from the commanding officer of the Coast Guard Electronic Support Unit in St. Louis, Missouri, which has a 22-state area of operations responsibility. The letter officially commended our work on the administration and management of mission-critical communication and information systems.

We provide services and support to the U.S. Department of Defense in areas that range widely from weapon systems to financial analysis. For example, we furnish technical and lifecycle support for the LPD-17 San Antonio Class of U.S. Navy amphibious assault ships. This ship class transports advanced amphibious assault vehicles, air-cushioned landing craft, and tilt-rotor aircraft to U.S. Marine Corps missions around the world. We assisted in developing and implementing the lifecycle

"PEROT SYSTEMS IS WORKING WITH THE INFORMATION TECHNOLOGY SERVICES UNIT OF THE LIBRARY OF CONGRESS, THE WORLD'S LARGEST LIBRARY, TO ENABLE US TO PROVIDE WORLD-CLASS SERVICE TO OUR USERS."

LISA HOOKS
Deputy Director of Information Technology Services
United States Library of Congress



National Women's Health Information Center

The National Women's Health Information Center (NWHIC) is the clearinghouse for the U.S. government's Office on Women's Health. Perot Systems provides the NWHIC with seamless, turnkey support, including a call center staffed by qualified health professionals, hosting and management of www.4girls.gov and www.4woman.gov, and production of women's health publications, including a monthly newsletter for more than 18,000 subscribers.

"THE NWHIC WEB SITE IS AN EXCELLENT RESOURCE FOR WOMEN. PEROT SYSTEMS IS PROUD TO BE ASSOCIATED WITH THIS IMPORTANT PUBLIC OUTREACH EFFORT."

CHERYL BATCHELOR
Program Manager
Government Services
Perot Systems Corporation

engineering and support contract for the shipbuilder and are providing ongoing programming, logistics, and engineering support.

Perot Systems continues to win new work in the U.S. intelligence community, where we enjoy an excellent reputation and superior performance rating. Although the IT and program management work we accomplish for them is classified, our customers in this community appreciate our technically qualified professionals, who understand the complex needs of, and offer the requisite security clearances demanded by, those organizations.

In 2004, we were selected to perform safety and engineering support for NASA, based substantially on the quality of our work. Our NASA agreement expands Perot Systems into a new market and continues to

In both 2003 and 2004, the American Customer Satisfaction Index scored www.4woman.gov as the top federal Web site with respect to customer satisfaction. Perot Systems salutes the NWHIC's public outreach efforts, which have generated consistent results each month, such as:

- More than one million visitors to its award-winning Web site
- More than 4,600 phone calls to its call center
- More than 4,500 requests for its women's health publications

Perot Systems is supporting the U.S. Department of Defense (DoD) and the U.S. General Services Administration (GSA) in reengineering and automating the DoD's Defense Travel System and the GSA's e-Travel System to help reduce travel and mission administration costs.

bring us national recognition for our reliability and contribution to the development and control of quality, safety, and technical requirements for high-risk systems and programs.

Additionally, Perot Systems provides technical services support to the U.S. Coastal Services Center, which is part of the National Oceanic and Atmospheric Administration's (NOAA's) National Ocean Service within the U.S. Department of Commerce. Our work is helping the center's experts support the environmental, social, and economic well-being of the U.S. coastline.

The successful integration of our previous acquisitions broadened our capabilities considerably and solidified our reputation as both a professional services company and an IT services provider to federal agencies. As a result, Perot Systems was awarded significant add-on business from a number of our existing government customers in 2004. «

"THE PEROT SYSTEMS TEAM DISPLAYS A RARE COMBINATION OF TALENT AND EXPERIENCE IN THE NUCLEAR INDUSTRY THAT HAS BEEN INSTRUMENTAL IN MAINTAINING BNFL'S HIGH STANDARDS OF NUCLEAR SAFETY."

JEFF STEVENS
General Manager
East Tennessee Technology Park
Decommissioning & Decontamination Project
British Nuclear Fuels Ltd.



BNFL Inc. & the United States Department of Energy

Perot Systems is assisting in the single largest nuclear decommissioning and decontamination effort in U.S. history at an Oak Ridge, Tennessee, site dating back to the World War II-era Manhattan Project. Perot Systems is supporting BNFL Inc., the U.S. subsidiary of British Nuclear Fuels Ltd., on its contract with the U.S. Department of Energy (DOE) as it assesses nuclear safety performance and fully complies with stringent DOE safety requirements.

STRONGER FOUNDATION FOR COMMERCE

Perot Systems provides comprehensive technology and consulting solutions to **manufacturers and distributors**, as well as customers in the **engineering and construction** industry. We also provide infrastructure, project and program management, strategic consulting, and application services to the **financial services** industry.

"WE CHOSE PEROT SYSTEMS BECAUSE OF THEIR EXPERIENCE WITH SAP AND ABILITY TO PROVIDE A SOLUTION THAT SUPPORTS OUR BUSINESS IMPROVEMENT GOALS, AS WELL AS THE SENIOR CONSULTANTS ASSIGNED TO OUR PROJECT."

GARY NIEDERPRUEM
Executive Vice President
Ryerson Tull, Inc.

Perot Systems is successfully combining our deep industry expertise with our strategic consulting, application development, and IT infrastructure management capabilities to help customers in a variety of commercial enterprises achieve their business objectives. Our technology and consulting solutions for manufacturing and distribution customers, as well as those in engineering and construction, encompass business process management, contract management and negotiation, application services, and IT outsourcing, as well as collaborative planning, forecasting, and replenishment.

Our ability to provide services both onshore and offshore brings more value to our customers, while providing a significant competitive advantage for us. The resulting consistency and quality of our service delivery continues to receive high marks from our commercial customers.

For example, Sentry Group, the leading manufacturer of fire-resistant security and storage containers, is reaping the benefits of our consulting team's business process redesign and Enterprise Resource Planning (ERP) software implementation expertise. And Global Home



TOP LEFT: Steel processing line at Ryerson Tull BOTTOM LEFT: Construction of a gas-fired power plant by Washington Group International
RIGHT: PHH Mortgage customers enjoy the homebuilding process

Products (GHP) is relying on Perot Systems for the timely, efficient integration of disparate systems from three acquisitions into a single infrastructure. To help GHP accomplish its integration quickly, we are leveraging our capabilities and expertise in numerous areas to implement an ERP system and host it at our Plano, Texas, technology center using state-of-the-art servers. Following our consulting team's successful implementation of the ERP system, our onshore and offshore technology services teams will collaborate on application development, maintenance, and enhancements for GHP.
Perot Systems is also responsible for implementing a wide area network that will connect GHP's numerous distribution centers, manufacturing plants, and sales offices.

In 2004, Wolters Kluwer, a leading multinational publisher and information services company with headquarters in Amsterdam, expressed confidence in Perot Systems by selecting us to handle

"WE WERE VERY IMPRESSED WITH THE FLEXIBILITY PEROT SYSTEMS DISPLAYED DURING OUR CONTRACT NEGOTIATION PROCESS."

GEORGE JUETTEN
Executive Vice President
& Chief Financial Officer
Washington Group International

Highland Homes, Ltd. is a southwestern U.S. homebuilder committed to delivering a high-quality product and excellent customer service. The company, which builds more than 2,500 homes each year, selected Perot Systems to manage its critical server infrastructure.

Key Safety Systems manufactures fully integrated automotive safety systems and safety components, including airbags, seatbelts, steering wheels, and shift knobs, at various facilities around the world. A leading supplier to a number of notable automobile manufacturers, Key Safety Systems entrusts its IT infrastructure and applications development and maintenance functions to Perot Systems. We also provide worldwide help desk support and desktop management services and manage Key Safety Systems' data center to help ensure the security, privacy, and reliability of the company's critical business information.

"IN OUR BUSINESS, YOU CAN NEVER LEAVE ANYTHING TO CHANCE. THAT'S WHY WE TRUST PEROT SYSTEMS TO DELIVER THE GLOBAL APPLICATIONS SERVICES WE NEED, WHEN WE NEED THEM."

MAMIE MILLARD
Senior Vice President
Product Development & Delivery
Travelocity

consolidation of its data center and applications management, as well as provide the company with additional shared services and technology support.

Parsons Corporation, which has been instrumental in helping restore communications, water, and power access throughout Iraq's national infrastructure, received the Association for Enterprise Integration's "2004 Excellence in Enterprise" Award for its satellite-assisted reparation efforts. Perot Systems collaborated with the Parsons team to establish the reliable communications network that enabled engineering and construction activities to progress normally, despite a highly volatile environment. Our unique, state-of-the-art, satellite-based connectivity solution provided such uninterrupted capabilities as bilingual Web sites, enhanced customer service, communications and training innovations, and management of legal and procurement issues.

Travelocity

From selecting the right flight, hotel, or car to finding a great vacation in an unfamiliar city, Travelocity's industry-leading technology helps people find more rewarding travel experiences and feel confident about their travel planning. Perot Systems helps Travelocity by expanding its Web site capabilities and integrating diverse technologies to meet the needs of its global customer base. Travelocity relies on us to collaborate with its team to deliver the right mix of global applications expertise at the right time.



La Quinta Corporation

In 2001, La Quinta Corporation, a leading owner, operator, and franchisor of limited-service hotels in the United States, wanted to update its computer hardware and software to improve systems availability and stability. Our solution included migrating La Quinta's technical infrastructure to our Plano, Texas, technology center and outsourcing the infrastructure's ongoing support to Perot Systems. As a result of our collaboration, La Quinta has achieved significant systems improvements.



Washington Group International (WGI), an engineering and construction company that has been instrumental in erecting such venerable structures as the San Francisco Bay Bridge, Hoover Dam, and Trans-Alaska Pipeline, delivers integrated engineering, construction, and management solutions for businesses and governments worldwide. Perot Systems is providing WGI with general infrastructure support, including help desk and e-mail services, among others. The company tapped us for our consulting and applications expertise and also cited our ability to structure a flexible contract that was uniquely tailored to its needs as reasons for our selection.

Perot Systems has also deepened our relationships with such customers as Vanguard Car Rental USA Inc., La Quinta Corporation, Ryerson Tull, Inc., Travelocity, and PHH Mortgage Corporation, and they continue to entrust us with their business. «

"IT'S THE COLLABORATION BETWEEN OUR COMPANIES THAT HAS LED US TO LOOK TO PEROT SYSTEMS FOR TECHNICAL SOLUTIONS."

FRANCIS W. CASH
Chairman & Chief Executive Officer
La Quinta Corporation

When two car rental companies owned by different parents merged to form Vanguard Car Rental USA Inc., the new company enlisted our services in an outsourcing initiative to help it integrate two disparate IT systems, eliminate redundancies, and drive operational costs down. The result was one scalable, flexible ERP system that now handles sales, marketing, reservation rental, billing, and fleet accounting. Our work, in addition to Vanguard's other cost-cutting measures, helped reduce the company's IT expenditures by approximately 50%.

STRONGER GLOBAL CAPABILITIES

Perot Systems provides application solutions on all platforms, using industry-standard quality practices and leveraging a **global network** of delivery centers in an **onshore/offshore model** that delivers cost-effective, **high-quality** services. We also provide people, processes, and technologies that help **reduce costs,** stabilize workforces, provide a single point of accountability, and deliver measurable process savings.

"PEROT SYSTEMS IS DELIVERING QUALITY SUPPORT, WHICH ENABLES US TO SATISFY OUR CLIENT COMMITMENTS."

FRANK HILBECK
Director
Lufthansa Systems AS

The integration of our India-based application design and maintenance capabilities and global infrastructure, combined with our deep industry expertise, is enabling Perot Systems to move project components around the world and deliver work from multiple locations—thus providing the cost efficiencies our customers demand. Similarly, the integration of our offshore and onshore business processes teams has significantly increased our capacity to provide the crucial BPO services that are helping our customers realize productivity improvements and remain competitive. Incorporating these capabilities is helping us

Perot Systems provides application development, application management, and consulting solutions to Lufthansa Cargo, a leading international cargo air carrier based in Germany. Our onshore/offshore model has helped the organization:

- Process 80% of booking transactions in less than five seconds each
- Reduce manual bookings to less than 20%
- Standardize Internet, intranet, and EDI booking processes
- Ensure business continuity during implementation



TOP LEFT: Perot Systems' campuses in Noida, Chennai, and Bangalore, India BOTTOM LEFT: Financial transaction processing at Voca
RIGHT: Perot Systems Technology Services associates at work

achieve high levels of trust and customer satisfaction in our relationships, while encouraging our customers to broaden their business relationships with us.

Our customers recognize that the Perot Systems Technology Services organization provides talent that is among the best in the industry. In 2004, our team of top performers received the prestigious CMM Level 5 (Optimizing) certification, a highly competitive advantage in the IT services marketplace. The assessment process includes five maturity levels that help an organization continuously improve the competency of its individual performers, while developing more effective teams that are motivated to deliver sustained improvements in performance.

The Perot Systems Business Process Solutions organization continues to deliver high-quality onshore/offshore claims processing capabilities for our customers. By using the right mix of processes and technology and recruiting only the most qualified, top-performing associates in India, we ensure our customers receive the level of service they want and achieve the results their businesses need. «

"THE COMBINED OFFSHORE/ ONSHORE MODEL WE HAVE ADOPTED WITH PEROT SYSTEMS IS DELIVERING SIGNIFICANT ADDED VALUE WHILST ALLOWING VOCA TO MAINTAIN A HIGH LEVEL OF CONTROL."

STEVE GRIGG
Chief Operating Officer
Voca

STRONGER BUSINESS GROWTH

In 2004, Perot Systems delivered **record new contract signings** with a total value of **$1.5 billion**, marking the fourth consecutive year in which we have delivered new contract signings of $1 billion or more. We are proud of the confidence our customers have shown in our comprehensive service offerings, and we are dedicated to **delivering on our promises** in 2005 and throughout the duration of our customer engagements.

NEW, RENEWED, AND EXPANDED ENGAGEMENTS IN 2004

Broadlane

www.broadlane.com

San Francisco-based Broadlane delivers transformational business services to more than 875 acute care hospitals, 2,800 sub-acute care facilities, and nearly 12,000 physician practices. Broadlane's services, which enable its healthcare customers to reduce costs and improve operational performance, include strategic sourcing, procurement management, clinical and operational consulting, equipment lifecycle management, and labor services.

In 2004, Perot Systems signed a five-year, $10 million agreement with Broadlane to provide the company with technology management services, including server and database administration, desktop support, and network management. Perot Systems has provided services to Broadlane for four years.

BT & National Health Service in London

www.bt.com www.nhs.uk

In 2004, Perot Systems announced a six-and-a-half-year contract with an estimated value of $203 million to work with BT to deliver an integrated local electronic patient record application and system. BT was awarded the London local service provider contract for the National Health Service's (NHS') National Programme for Information Technology in England.

The new patient record system will span a population of more than seven million citizens and more than 150,000 NHS staff, as well as 1,660 medical physician practices, 43 hospitals, and 13 care communities. The fully implemented system will enable NHS organizations to record and exchange patient and care information electronically, eliminating duplication of patient files, improving information sharing between healthcare professionals, and helping prevent medical errors.



LEFT: Broadlane's healthcare provider solutions TOP RIGHT: U.S. Navy submarine returns safely to base *(photo by Photographer's Mate 2nd Class Johansen Laurel)* BOTTOM RIGHT: Cookware, glassware, and photo frames from Global Home Products

Budget Truck Rental

www.budgettruck.com

With more than 2,500 U.S. locations, 1,100 employees, and a peak fleet of more than 30,000 trucks and vans nationwide in 2004, Budget Truck Rental is one of the nation's premier consumer and commercial truck rental companies. It is a division of Budget Rent A Car System, Inc.

In 2004, Perot Systems was awarded a three-year, $28 million information technology outsourcing contract extension with Budget Truck Rental. This contract extends an existing relationship dating back to 1997, when the company's name was Ryder TRS.

As part of the agreement, Perot Systems is continuing to provide data center management, network and application support, desktop and help desk support, local telecommunications, and procurement services.

CVS Corporation

www.cvs.com

As America's number one retail pharmacy chain, CVS/pharmacy has approximately 5,400 stores in 36 states and the District of Columbia. With more than 40 years of dynamic growth in the retail pharmacy industry, CVS is committed to being the easiest pharmacy retailer for customers to use.

CVS Corporation has created innovative and integrated approaches to serve the healthcare needs of all customers through its CVS pharmacies (stores), its online pharmacy (CVS.com), and its pharmacy benefit management and specialty pharmacy subsidiary (PharmaCare Management Services).

In 2004, Perot Systems and CVS agreed to a multi-year contract in which Perot Systems is managing data center services for CVS in Rhode Island, including computer operations, systems administration, production scheduling, and monitoring.

"OUR FOCUS ON OPERATING IN A TIGHTLY INTEGRATED MANNER, DISPLAYING EXCELLENT TEAMWORK, AND ACHIEVING ISO CERTIFICATIONS HELPED US SIGN SIGNIFICANT NEW BUSINESS WITH COMMERCIAL CUSTOMERS IN 2004."

DAVID SANDERS *President, Commercial Solutions Group,* Perot Systems Corporation

Global Home Products, LLC

www.globalhomeproducts.com

Global Home Products (GHP) is a leading designer, marketer, and manufacturer of quality consumer products that it sells to retail and hospitality customers and to original equipment manufacturers. The company operates three businesses: Anchor Hocking, the Burnes Group, and WearEver.

In 2004, Perot Systems signed a multi-year agreement with GHP to provide business and technology infrastructure services to the company. We have agreed to implement a new ERP system, as well as create a new information technology platform, onto which we are helping transition GHP from its previous IT system.

The infrastructure management, as well as the managing and monitoring of its telecommunications needs, is taking place at Perot Systems' technology center in Plano, Texas.

Key Safety Systems, Inc.

www.keysafetyinc.com

Key Safety Systems, a leader in the design and production of airbags, seatbelts, steering wheels, and fully integrated safety systems, manufactures products for more than 300 vehicle models produced by over 45 automobile manufacturers in North America, Europe, and Asia. Key Safety Systems has manufacturing, technical, and sales facilities in various countries around the world.

In 2004, Perot Systems announced the signing of a 10-year IT outsourcing contract with Key Safety Systems. We are providing applications development and maintenance, IT infrastructure management, worldwide help desk support, and desktop management for the company's North American operations, and portions of its European operations as well.

National Aeronautics and Space Administration

www.nasa.gov

In 2004, Perot Systems was tapped for our safety and quality assurance work to help support the National Aeronautics and Space Administration's (NASA's) efforts to make space travel safer for our nation's astronauts. Working through NASA's Office of Safety and Mission Assurance, we contracted to review current NASA policies, requirements, and directives to assist NASA with issuing a set of overarching safety requirements.

National Geospatial-Intelligence Agency

www.nga.mil

In conjunction with BSI International, Perot Systems helped enable a division within the National Geospatial-Intelligence Agency to receive ISO 9000

   

certification. ISO certification introduces efficiencies into organization management and is increasingly being required of government agencies.

National Institutes of Health

www.nih.gov

In 2004, the National Institute of Allergies and Infectious Diseases (NIAID), part of the U.S. Department of Health and Human Services National Institutes of Health, contracted with Perot Systems for information technology support services in support of their Biomedical Research Analytic Computer Engineering Systems (BRACES) and Information Management Systems Technologies (IMST) programs.

Perot Systems is supporting NIH's recently launched and expanded research programs' efforts with new application software and state-of-the-art IT infrastructure.

Northern Arizona Healthcare

www.nahealth.com

Northern Arizona Healthcare (NAH) is a public benefit healthcare system dedicated to providing excellent healthcare services, a healing environment, and community service in northern and central Arizona. NAH is the largest healthcare organization in northern Arizona, serving almost one half of the state, employing more than 2,200 people, and handling more than 150,000 patient visits each year.

In 2004, Perot Systems signed a nine-year business process outsourcing agreement with NAH. The nearly $60 million contract assigns responsibility to Perot Systems for revenue cycle functions for all NAH facilities, as well as management of all its patient financial services functions. In addition, we are managing NAH's patient accounting and related revenue cycle software applications.

Stanford Hospital & Clinics
Lucile Packard Children's Hospital at Stanford

www.stanfordhospital.com www.lpch.org

Stanford Hospital & Clinics (SHC) is a non-profit, academic medical center known for advanced patient care that consistently ranks among the top in the nation in surveys by consumers and health professionals.

Lucile Packard Children's Hospital (LPCH) at Stanford provides pediatric and obstetric medical and surgical services along with Stanford University School of Medicine, offering a full range of healthcare programs and services.

In 2004, Perot Systems was selected to manage various IT functions for both organizations in an agreement with a combined total contract value

of $380 million. We are implementing an enterprise architecture solution that will enable SHC to use IT to advance efforts in quality, patient care, and service, and we are managing LPCH's clinical and operational technology infrastructure.

United States Department of Agriculture

www.usda.gov

Perot Systems contracted with the U.S. Department of Agriculture (USDA) in 2004 to build a common computer environment (CCE) for the USDA's county-based service centers. The CCE was recently converted to Information Technology Services (ITS). The ITS is the cornerstone of the USDA's initiative to centralize and consolidate operations to balance limited resources with increased demand for services.

We are providing systems integration, Active Directory (AD) support, security services, operational testing, office automation, and administrative and IT support for the ITS, all of which assist the delivery of services to the nation's farmers. The USDA and its sub-agencies interact with every farmer in the U.S. in delivering program benefits worth more than $50 billion annually through the Field Service Centers (FSCs).

United States Navy

www.navy.mil

Perot Systems expanded our support to the U.S. Navy in 2004 to include engineering support services to guided missile cruiser modernization and the new LPD-17 San Antonio class of amphibious assault ships. We were also awarded a new engagement with the directed high-energy weapons system program, and we are now supporting the F/A-18 Hornet and EA-18 Growler attack aircraft programs.

Submarine engineering support and technical services continue to comprise our largest effort for the Navy, with much of our work focusing on the submarine organizations of the Naval Sea Systems Command.

Volkswagen of America, Inc.

www.vw.com

Volkswagen of America, Inc. of Auburn Hills, Michigan, is a wholly owned subsidiary of Volkswagen AG, headquartered in Wolfsburg, Germany. The world's fourth-largest producer of passenger cars and Europe's largest producer, the Volkswagen Group operates 47 manufacturing facilities in 18 countries across five continents.

"OUR ABILITY TO EFFECTIVELY AND EFFICIENTLY DELIVER SERVICES AROUND THE WORLD HAS BEEN ENHANCED BY OUR RECENTLY INTEGRATED ORGANIZATIONS IN INDIA, AND OUR RIGOROUS QUALITY STANDARDS GIVE PEROT SYSTEMS A DISTINCT COMPETITIVE ADVANTAGE IN THE GLOBAL IT AND BPO SERVICES MARKETPLACES."

PETER ALTABEF *President & Chief Executive Officer,* Perot Systems Corporation

In 2004, Perot Systems announced a five-year business process outsourcing agreement with Volkswagen of America, in which we help maintain and manage its contact center, including staffing and training.

The contract represents an additional commitment between our two companies, which have collaborated for more than 11 years.

Washington Group International

www.wgint.com

Washington Group International (WGI) of Boise, Idaho, delivers integrated engineering, construction, and management solutions for businesses and governments worldwide. WGI has approximately 25,000 employees in more than 30 countries.

WGI has been the creative force behind many historic structures, including the Hoover Dam, San Francisco Bay Bridge, Trans-Alaska Pipeline, and the world's largest power transmission line (1,000 miles across the Republic of Congo).

In 2004, Perot Systems signed a seven-year, $57 million contract to provide WGI with general infrastructure support, including help desk, network, and e-mail services, as well as overall workstation management.

Wolters Kluwer

www.wolterskluwer.com

Wolters Kluwer, with headquarters in Amsterdam, Netherlands, is one of the world's leading publishers and providers of information products and services. The company's core markets are in the health, tax, accounting, corporate, legal and regulatory, financial services, and education sectors. Wolters Kluwer employs approximately 18,400 people worldwide and maintains operations across Europe, North America, and the Asia/Pacific region.

In 2004, Wolters Kluwer selected Perot Systems as its provider of data center consolidation and management services, back office support, application management services, and various additional technological support services in a seven-year contract valued at $200 million.

STRONGER RESULTS FOR SHAREHOLDERS

Perot Systems is centered upon a foundation of enduring values, one of which is the commitment to rewarding the shareholders who invest in our company. We acknowledge and appreciate your confidence in Perot Systems, and we're proud to report the strong financial results our company achieved for our shareholders in 2004.

TABLE OF CONTENTS

37 Selected Financial Data

38 Management's Discussion and Analysis of Financial Condition and Results of Operations

61 Management's Report on Internal Control Over Financial Reporting

62 Report of Independent Registered Public Accounting Firm

64 Consolidated Balance Sheets

65 Consolidated Income Statements

66 Consolidated Statements of Changes in Stockholders' Equity

67 Consolidated Statements of Cash Flows

68 Notes to Consolidated Financial Statements

SELECTED FINANCIAL DATA

The following selected consolidated financial data as of and for the years ended December 31, 2004, 2003, 2002, 2001, and 2000 have been derived from our audited Consolidated Financial Statements. This information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements and the related Notes to Consolidated Financial Statements, which are included herein.

	Year Ended December 31,				
(In millions, except per share data)	**2004**	2003	2002	2001	2000
Operating Data[1]:					
Revenue	**$ 1,773.5**	$1,460.8	$1,332.1	$1,204.7	$1,105.9
Direct cost of services	**1,405.2**	1,193.6	1,020.8	949.7	851.6
Gross profit	**368.3**	267.2	311.3	255.0	254.3
Selling, general and administrative expenses[2]	**236.2**	187.8	195.6	256.6	220.0
Operating income (loss)	**132.1**	79.4	115.7	(1.6)	34.3
Interest income, net	**0.9**	2.6	3.9	8.9	16.6
Equity in earnings (loss) of unconsolidated affiliates	**—**	(1.9)	4.7	8.4	(4.3)
Other income (expense), net	**2.2**	2.3	(2.1)	(1.9)	45.1
Income before taxes	**135.2**	82.4	122.2	13.8	91.7
Provision for income taxes	**40.9**	30.5	43.9	16.5	36.2
Income (loss) before cumulative effect of changes in accounting principles	**94.3**	51.9	78.3	(2.7)	55.5
Cumulative effect of changes in accounting principles, net of tax	**—**	(49.4)	—	—	—
Net income (loss)	**$ 94.3**	$ 2.5	$ 78.3	$ (2.7)	$ 55.5
Basic earnings (loss) per common share:					
Income (loss) before cumulative effect of changes in accounting principles	**$ 0.82**	$ 0.47	$ 0.74	$ (0.03)	$ 0.58
Cumulative effect of changes in accounting principles, net of tax	**—**	(0.45)	—	—	—
Net income (loss)	**$ 0.82**	$ 0.02	$ 0.74	$ (0.03)	$ 0.58
Weighted average common shares outstanding	**115.2**	110.6	106.3	99.4	96.2
Diluted earnings (loss) per common share:					
Income (loss) before cumulative effect of changes in accounting principles	**$ 0.78**	$ 0.45	$ 0.68	$ (0.03)	$ 0.49
Cumulative effect of changes in accounting principles, net of tax	**—**	(0.43)	—	—	—
Net income (loss)	**$ 0.78**	$ 0.02	$ 0.68	$ (0.03)	$ 0.49
Weighted average diluted common shares outstanding[3]	**120.5**	115.3	115.4	99.4	113.5
Balance Sheet Data (at Period End):					
Cash and cash equivalents	**$ 304.8**	$ 123.8	$ 212.9	$ 259.2	$ 239.7
Total assets	**1,223.6**	1,010.6	842.3	757.6	673.2
Long-term debt	**—**	75.5	—	—	0.4
Stockholders' equity	**862.0**	712.8	676.6	530.8	501.1
Other Data:					
Capital expenditures	**$ 33.3**	$ 28.4	$ 36.9	$ 30.7	$ 30.7

(1) Our results of operations include the effects of business acquisitions made in 2003, 2002, and 2001 as discussed in Note 4, "Acquisitions," to the Consolidated Financial Statements included herein. Our results of operations also include the effects of a business acquisition made in 2000 as discussed in our Annual Report on Form 10-K for the year ended December 31, 2002. In addition, see "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Notes 1, 6, 11, 12, and 19 to the Consolidated Financial Statements included herein for discussions of significant charges and cumulative effect of changes in accounting principles recorded during 2004, 2003, 2002, and 2001.

(2) Includes a $22.1 million compensation charge in 2000 related to an acquisition.

(3) All options to purchase shares of our common stock were excluded from the calculation of weighted average diluted common shares outstanding for 2001 because the impact was antidilutive given the reported net loss for the period.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with the Consolidated Financial Statements and related Notes to the Consolidated Financial Statements, which are included herein.

Overview

Perot Systems Corporation is a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, chosen from a breadth of services, including technology infrastructure services, applications services, business process services, and consulting services.

With this approach, our customers benefit from integrated service offerings that help synchronize their strategy, systems, and infrastructure. As a result, we help our customers achieve their business objectives, whether those objectives are to accelerate growth, streamline operations, or enhance customer service capabilities.

Our Services

Our customers may contract with us for any one or more of the following categories of services:

- Infrastructure services
- Applications services
- Business process services
- Consulting services

Infrastructure Services

Infrastructure services are typically performed under multi-year contracts in which we assume operational responsibility for various aspects of our customers' businesses, including data center management, Web hosting and Internet access, desktop solutions, messaging services, network management, program management, and security. We typically hire a significant portion of the customer's staff that have supported these functions. We then apply our expertise and operating methodologies to increase the efficiency of the operations, which usually results in increased operational quality at a lower cost.

Applications Services

Applications services include services such as application development and maintenance, including the development and maintenance of custom and packaged application software for customers, and application systems migration and testing, which includes the migration of applications from legacy environments to current technologies, as well as performing quality assurance functions on custom applications. We offer these services typically on a short-term basis.

Business Process Services

Business process services include services such as claims processing, call center management, energy management, payment and settlement management, security, and services to improve the collection of receivables. In addition, business process services include engineering support and other technical services.

Consulting Services

Consulting services include strategy consulting, enterprise consulting, technology consulting, and research. The consulting services provided to customers within our Industry Solutions segment typically consist of customized, industry-specific business solutions provided by associates with industry expertise, as well as the implementation of prepackaged software applications. Consulting services are typically viewed as discretionary services by our customers, with the level of business activity depending on many factors, including economic conditions and specific customer needs.

Our Contracts

Our contracts include services priced using a wide variety of pricing mechanisms. In determining how to price our services, we consider the delivery, credit and pricing risk of a business relationship. For the year ended December 31, 2004:

- Approximately 31% of our revenue was from fixed-price contracts where our customers pay us a set amount for contracted services. For some of these fixed-price contracts, the price will be set so that the customer realizes an immediate savings in relation to their current expense for an operation we are assuming. On contracts of this nature, our profitability generally increases over the term of the contract as we become more efficient. The time that it takes for us to realize these efficiencies can range from a few months to a few years, depending on the complexity of the operation.
- Approximately 27% of our revenue was from cost plus contracts where our billings are based in part on the amount of expense we incur in providing services to a customer.
- Approximately 27% of our revenue was from time and materials contracts where our billings are based on measurements such as hours, days or months and an agreed upon rate. In some cases, the rate the customer pays for a unit of time can vary over the term of a contract, which may result in the customer realizing immediate savings at the beginning of a contract.
- Approximately 14% of our revenue was from per-unit pricing where we bill our customers based on the volume of units provided at the unit rate specified. In some contracts, the per-unit prices may vary over the term of the contract, which may result in the customer realizing immediate savings at the beginning of a contract.

We also utilize other pricing mechanisms, including license fees and risk/reward relationships where we participate in the benefit associated with delivering a certain outcome. Revenue from these other pricing mechanisms totaled 1% of our revenue.

Depending on a customer's business requirements and the pricing structure of the contract, the amount of cash generated from a contract can vary significantly during a contract's term. With fixed-price contracts or when an upfront payment is required to purchase assets, an infrastructure services contract will typically produce less cash at the beginning of the contract with significantly more cash being generated as efficiencies are realized later in the term. With a cost plus contract, the amount of cash generated tends to be relatively consistent over the term of the contract.

Our Lines of Business

We offer our services under three primary lines of business: Industry Solutions, Government Services, and Technology Services. We consider these three lines of business to be reportable segments and include financial information and disclosures about these reportable segments in our consolidated financial statements. You can find this financial information in Note 13, "Segment and Certain Geographic Data," of the Notes to Consolidated Financial Statements below. We routinely evaluate the historical performance of and growth prospects for various areas of our business, including our lines of business, vertical industry groups, and service offerings. Based on a quantitative and qualitative analysis of varying factors, we may increase or decrease the amount of ongoing investment in each of these business areas, make acquisitions that strengthen our market position, or divest, exit, or downsize aspects of a business area. During the past five years, we have used our acquisition program to strengthen our business in the healthcare market and consulting markets, and to expand into the government market. At the same time, we have divested, or exited, certain service offerings and joint ventures that did not meet our criteria for continued investment.

Results of Operations

Overview of Our Financial Results for 2004

Our financial results are affected by a number of factors, including broad economic conditions, the amount and type of technology spending by our customers, and the business strategies and financial condition of our customers and the industries we serve, which could result in increases or decreases in the amount of services that we provide to our customers and the pricing of such services. Our ability to identify and effectively respond to these factors is important to our future financial growth.

We evaluate our consolidated performance on the basis of several performance indicators. The four key performance indicators we use are revenue growth, earnings growth, free cash flow, and the value of contracts signed. We compare these key performance indicators to both annual target amounts established by management and to our performance for prior periods. We establish the targets for these key performance indicators primarily on an annual basis, but we may revise them during the year. We assess our performance using these key indicators on a quarterly and annual basis.

Below is a summary of our financial results for 2004 as compared to 2003:

	Year Ended December 31		
(In millions, except per share data)	**2004**	2003	% Change
Revenue	**$1,773.5**	$1,460.8	21.4%
Direct cost of services	**1,405.2**	1,193.6	17.7%
Gross profit	**368.3**	267.2	37.8%
Selling, general and administrative expenses	**236.2**	187.8	25.8%
Operating income	**132.1**	79.4	66.4%
Interest income	**3.0**	2.8	7.1%
Interest expense	**(2.1)**	(0.2)	*
Equity in earnings (loss) of unconsolidated affiliates	**—**	(1.9)	*
Other income (expense), net	**2.2**	2.3	(4.3)%
Income before taxes	**135.2**	82.4	64.1%
Provision for income taxes	**40.9**	30.5	34.1%
Net income before cumulative effect of changes in accounting principles	**$ 94.3**	$ 51.9	81.7%
Diluted earnings per common share before cumulative effect of changes in accounting principles	**$ 0.78**	$ 0.45	73.3%
Weighted average diluted shares outstanding	**120.5**	115.3	4.5%

**Percentage change is not meaningful.*

Revenue Growth

Revenue growth is a measure of the growth we generate through sales of services to new customers, retention of existing contracts, acquisitions, and discretionary services from existing customers. Revenue for 2004 grew by 21.4% as compared to 2003. As discussed in more detail below, this revenue growth came primarily from the following:

- Revenue from companies acquired during 2003.
- Revenue from new contracts signed during 2004 and 2003.
- An increase in discretionary technology investments by our customers, which we believe is due to improved economic conditions.

Earnings Growth

We measure earnings growth using diluted earnings per share, which is a measure of our effectiveness in delivering profitable growth. Diluted earnings per share before cumulative effect of changes in accounting principles for 2004 increased 73.3% to $0.78 per share from $0.45 per share for 2003. As discussed in more detail below, this increase came primarily from:

- An overall net increase in profitability for existing commercial customer contracts, which is primarily due to an increase in the amount of services we perform that are in addition to our base level of services. These increased services are discretionary in nature, and the associated margins are typically higher than those we realize on our base level of services.
- Income from our Technology Services line of business.
- As discussed in greater detail in "Exiting of a Customer Contract," we recorded additional expenses in 2003 associated with the exiting of a contract in the second quarter of 2003.
- An effective tax rate for the year ended December 31, 2004, of 30.2% as compared to an effective tax rate for income before cumulative effect of changes in accounting principles for the year ended December 31, 2003, of 37.0%.

Partially offsetting these increases in earnings was an increase in expense in 2004 for bonuses to associates.

We continue to see prospective customers desiring fixed and per-unit pricing mechanisms for the billing of our outsourcing services. While these pricing mechanisms typically impact the initial profit margins on new contracts, they do not necessarily affect the overall expected profitability of new contracts.

Free Cash Flow

We calculate free cash flow on a trailing twelve month basis as net cash provided by operating activities less purchases of property, equipment and purchased software, as stated in our consolidated statements of cash flows. We use free cash flow as a measure of our ability to generate cash for both our short-term and long-term operating and business expansion needs. We use a twelve-month period to measure our success in this area because of the significant variations that typically occur on a quarterly basis due to the timing of certain cash payments. Free cash flow for the twelve months ended December 31, 2004, was $125.0 million as compared to $74.5 million for the twelve months ended December 31, 2003. Free cash flow, which is a non-GAAP measure, can be reconciled to "Net cash provided by operating activities" as follows (in millions):

	Twelve Months Ended December 31	
	2004	2003
Net cash provided by operating activities	**$158.3**	$102.9
Purchases of property, equipment and software	**(33.3)**	(28.4)
Free cash flow	**$125.0**	$ 74.5

Free cash flow for 2004 increased as compared to 2003 due primarily to the same reasons discussed above for our increase in earnings.

TCV of Contracts Signed

The amount of "Total Contract Value" (commonly referred to as TCV) that we sell during a certain twelve-month period is a measure of our success in capturing new business in the various outsourcing and consulting markets in which we provide services. We measure TCV as our estimate of the total expected revenue from new contracts with new customers where the contract is expected to generate revenue in excess of a defined amount during its contract term and the contract term exceeds a defined length of time. If a new contract does not meet the defined amount of revenue or length of term, it is not included in our TCV calculation.

Various factors may impact the timing of when a contract is signed, including the complexity of the contract, competitive pressures, and customer demands. As a result, we typically use a twelve-month period to measure our success in this area because of the significant variations that typically occur in the amount of TCV signed during each quarterly period. During the twelve-month period ending December 31, 2004, the amount of TCV signed was $1.5 billion, as compared to $1.3 billion for the twelve-month period ending December 31, 2003.

Additional Measurements

Our three major lines of business are Industry Solutions, Government Services, and Technology Services. Each of these three major lines of business has distinct economic factors, business trends, and risks that could affect our results of operations. As a result, in addition to the four metrics discussed above that we use to measure our consolidated financial performance, we use similar metrics for each of these lines of business and for certain industry groups and operating units within these lines of business.

Acquisition of Perot Systems TSI B.V.

As discussed in Note 4, "Acquisitions," to the Consolidated Financial Statements, on December 19, 2003, we acquired HCL Technologies' shares in HCL Perot Systems B.V., and changed the name of HPS to Perot Systems TSI B.V., which now operates as our Technology Services line of business. Because of the late December 2003 closing of this acquisition, the post-acquisition results of operations of TSI were not material to our consolidated results of operations for 2003. As a result, we continued to account for TSI's results of operations using the equity method of accounting through December 31, 2003, and the balance of our investment in TSI at December 31, 2003, was $29.5 million. We consolidated the assets and liabilities of TSI as of December 31, 2003.

Changes in Accounting Principles

Change in Accounting Principle for Revenue Arrangements with Multiple Deliverables

As discussed below in "Critical Accounting Policies" under the heading "Revenue Recognition," we changed our method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customers. Our adoption of EITF 00-21, which was effective January 1, 2003, resulted in an expense for the cumulative effect of a change in accounting principle of $69.3 million ($43.0 million, net of the applicable income tax benefit), or $0.37 per diluted share. This adjustment resulted primarily from the reversal of unbilled revenues associated with our long-term fixed price contracts that include construction services, as each such contract had been accounted for as a single unit of accounting using the percentage-of-completion method.

Change in Accounting Principle upon Adoption of FIN 46

Effective December 31, 2003, we adopted the consolidation requirements of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which changes the criteria for consolidation by business enterprises of variable interest entities. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003. FIN 46 may be applied prospectively with a cumulative-effect adjustment as of the date on which it is first applied or by restating previously issued financial statements for one or more years with a cumulative-effect adjustment as of the beginning of the first year restated.

In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of FIN 46, we consolidated this entity beginning on December 31, 2003, which resulted in an increase in assets and long-term debt of $65.2 million and $75.5 million, respectively. In addition, we recorded an expense for the cumulative effect of a change in accounting principle of $10.3 million ($6.4 million, net of the applicable income tax benefit), or $.06 per share (diluted), representing primarily the cumulative depreciation expense on the office buildings and data center facility through December 31, 2003.

Exiting of a Customer Contract

In 2001, we entered into a long-term fixed-price IT outsourcing contract with a customer that included various non-construction services and a construction service, which was an application development project. In 2002, we began to expect that the actual cost to complete the application development project would exceed the cost estimate included in the contract with the customer. The contract provided for us to collect most of the excess of the actual cost over the cost estimate in the contract, but we expected the project to generate a loss because we did not expect to collect all of the excess. However, we did not recognize a loss on the contract at that time. As discussed below under "Revenue Recognition" in our "Critical Accounting Policies" discussion, prior to the adoption of EITF 00-21 we recorded revenue and profit on our fixed-price contracts that included both construction and non-construction services using the percentage-of-completion method of accounting. Therefore, because we expected that the contract would be profitable in the aggregate over its term, we did not recognize a loss on this contract in 2002.

As part of our adoption of EITF 00-21 in the first quarter of 2003, we were required to separate the deliverables in the contract into multiple units of accounting. As a result, we recognized a net estimated loss on the application development project totaling approximately $19.5 million (approximately $12.1 million, net of the applicable income tax benefit), or $0.10 per diluted share, which was recorded as part of the cumulative effect of a change in accounting principle. The $19.5 million loss on the application development project is composed of two adjustments:

- The reversal of $8.9 million of revenue and profit that was recognized prior to January 1, 2003, to adjust our cumulative revenue from this contract to the amount that would have been recorded if we had applied the percentage-of-completion method only to the application development unit of accounting.
- The recording of a future estimated loss of $10.6 million as of January 1, 2003, which was calculated as the difference between the estimated amount that we expected to collect from the customer and the estimated costs to complete the application development project.

If EITF 00-21 had been in effect during 2002, the $19.5 million net estimated loss on the application development project would have had the following net impact on revenue, direct cost of services, and gross profit for the year ended December 31, 2002 (in millions):

	December 31, 2002
Revenue	$ (9.8)
Direct cost of services	10.6
Gross profit	$(20.4)

In the second quarter of 2003, we were unable to reach agreement with the customer on the timing and form of payment for the excess. As a result, we exited this contract and recorded an additional $17.7 million of expense in direct cost of services in the second quarter of 2003, which consisted of the following:

- The impairment of assets related to this contract totaling $20.7 million, including the impairment of $14.7 million of long-term accrued revenue.
- The accrual of estimated costs to exit this contract of $3.8 million.
- Partially offsetting the above expenses was the reversal of $6.8 million in accrued liabilities that had been recognized for future losses that we expected to incur to complete the application development project.

We completed the services necessary to transition certain functions back to the customer during the fourth quarter of 2003. We have filed a claim in arbitration to recover amounts we believe are due under this contract, and the other party filed counterclaims. Therefore, the amount of actual loss with respect to exiting this contract may vary from our current estimates.

Comparison of 2004 to 2003

Revenue

Revenue for 2004 increased by $312.7 million, or 21.4%, to $1,773.5 million from revenue of $1,460.8 million for 2003 due to increases in revenue from the Industry Solutions, Government Services, and Technology Services segments.

Revenue from the Industry Solutions segment increased $140.4 million, or 11.2%, to $1,395.9 million in 2004 from $1,255.5 million in 2003. This net increase was primarily attributable to:

- $76.5 million increase from contracts signed during 2003 for which we did not recognize a full year of revenue in 2003. This revenue includes $56.4 million and $20.1 million from contracts signed in 2003 in the Healthcare and Commercial Solutions groups, respectively. The services that we are providing to these customers are primarily the same services that we provide to the majority of our other long-term outsourcing customers.
- $43.4 million increase from contracts signed during 2004. This revenue includes $36.3 million and $7.1 million from new contracts signed in the Healthcare and Commercial Solutions groups, respectively. The services that we are providing to these new customers are primarily the same services that we provide to the majority of our other long-term outsourcing customers. The strength in healthcare new sales revenue comes from two primary factors:

  — Our solutions for the healthcare market were developed over several years and are highly customized to the specific business needs of the market. We identified certain aspects of the healthcare market as core to our long-term service offerings several years ago when the market for technology and business process outsourcing was immature. As a result, we have an established presence and brand, which we have strengthened during the past several years through internal investment in software and solutions and through acquisitions.

  — The healthcare industry today is in a state of change as health systems look to transform their clinical and administrative back-office operations, payer organizations work to develop new consumer-based health models, and as the rate of medical cost inflation continues to be high. These business factors, as well as increased outsourcing activity within the markets we serve, have resulted in stronger new sales revenue.

  The markets that we serve through our Commercial Solutions group have less scale, and we have been operating in these markets during a time when many of these industries have been experiencing economic pressures coupled with a mature market for technology outsourcing. Consequently, we have not experienced the same level of demand in these markets as we have in the healthcare industry.

- $40.4 million net increase from existing accounts, short-term offerings, and project work. This net increase results from expanding our base services to existing long-term customers and from providing additional discretionary services to these customers. The discretionary services that we provide, which include short-term offerings and project work, can vary from period to period depending on many factors, including specific customer and industry needs and economic conditions. The majority of this increase is related to contracts in the healthcare industry. The state of change in the healthcare industry has required increased system investment, which creates demand for our services. Because of the increased complexity associated with system changes and combined with a desire to focus on core functions, the healthcare outsourcing market has experienced increased levels of business.

We have also experienced increases in the markets served by our Commercial Solutions group. Within the manufacturing market and the construction and engineering market, we have experienced increased levels of business primarily as a result of customers' continuing needs to reduce expense and to improve the efficiency of their operations.

- $18.0 million increase from technology and business consulting services and business process services, primarily due to an increase in business volume. Both business volume and pricing directly impact our revenue and are indicators of the value we bring to customers, as well as the competitive environment for our services. Therefore, because our direct costs are relatively fixed from period to period, changes in utilization and billing rates can affect our profitability. For 2004, utilization increased while the average billing rate remained flat. The increase in utilization came primarily as a result of an increase in discretionary spending by our customers, which we believe is due to an overall improvement in economic conditions. Our services are typically viewed as discretionary services by our customers and tend to be tied to their level of systems investment, which varies with the rate of technology change and general economic conditions.

Partially offsetting these increases was a $37.9 million decrease in revenue associated with three customer contract changes. As discussed above in "Exiting of a Customer Contract," we exited an underperforming contract during the second quarter of 2003, resulting in a $25.8 million decrease in revenue in 2004 as compared to 2003. Additionally, we completed two contract renewals that resulted in a revenue reduction of $12.1 million for 2004 as compared to 2003, primarily relating to reductions in price. Although both of these contract renewals included price reductions, the circumstances for these reductions differ for the two contract renewals. For one of these renewals, we were realizing higher than normal profit margins primarily because our contract pricing included the recovery of a significant investment that was made at the beginning of the contract. When the customer was acquired by another company, we signed a new long-term services agreement with a reduced scope of services, less up-front investment, and a corresponding reduction in price. For the second renewal, the customer agreed to enter into a long-term arrangement for services that we were performing on a short-term basis. The long-term commitment reduced our risk on the contract, and therefore we reduced the price.

Revenue from the Government Services segment increased $58.1 million, or 28.3%, to $263.2 million for 2004 from $205.1 million for 2003. This increase is primarily attributable to new contracts and existing program expansion with the Department of Homeland Security, the Department of Defense, and civilian agencies of the federal government. For the contracts underlying this revenue increase, we are providing program management, administrative, professional, and engineering services related both to a recently awarded program by the Department of Homeland Security and from existing programs where specific initiatives of the government required additional resources for 2004 as compared to 2003. Our business with the federal government may fluctuate due to annual federal funding limits and the specific needs of the federal agencies we serve. The remaining year-to-year increase is primarily attributable to the acquisition of Soza & Company, Ltd. in February 2003 as we recognized approximately $22.1 million of additional revenue in 2004 resulting from a full year of revenue in our financial statements.

As discussed in Note 4, "Acquisitions," to the Consolidated Financial Statements, in late December 2003 we acquired Perot Systems TSI B.V. We continued to account for TSI's results of operations using the equity method of accounting through December 31, 2003. Revenue from this segment was $114.3 million for 2004, net of the elimination of intersegment revenue of $29.3 million.

Revenue from UBS, our largest customer, was $276.7 million for 2004, or 15.6% of revenue. This revenue is reported within the Industry Solutions and Technology Services lines of business and is summarized in the following table (amounts in millions):

	Twelve Months Ended December 31		
	2004	2003	Change
UBS revenue in Industry Solutions	**$244.1**	$242.0	0.9%
UBS revenue in Technology Services	**32.6**	—	*
Total revenue from UBS	**$276.7**	$242.0	14.3%

** Percentage change is not meaningful.*

The increase in revenue from UBS is due primarily to the acquisition of TSI, as discussed above, which is included in the Technology Services line of business.

Domestic revenue grew by 16.4% in 2004 to $1,471.1 million from $1,263.5 million in 2003. This increase is primarily the result of revenue growth within the Industry Solutions and Government Services segments. Domestic revenue growth for our Industry Solutions segment came primarily from the healthcare industry, where we experienced a strong demand as described above. In addition, domestic revenue growth for our Government Services segment came primarily from new contracts and existing program expansion with the Department of Homeland Security, the Department of Defense, and civilian agencies of the federal government as well as from approximately $22.1 million of additional revenue related to the acquisition of Soza & Company, Ltd. in February 2003 for which we did not recognize a full year of revenue in 2003.

Non-domestic revenue, consisting of European and Asian operations, increased by 53.3% in 2004 to $302.4 million from $197.3 million in 2003. Asian operations generated revenue of $90.5 million in 2004 compared to $25.9 million in 2003, and this increase was primarily due to the acquisition of TSI. The largest components of our European operations are in the United Kingdom and Switzerland. In the United Kingdom, revenue for 2004 increased to $145.1 million from $107.4 million. In Switzerland, revenue for 2004 increased to $30.3 million from $28.1 million for 2003. Both of these increases in revenue were due primarily to the acquisition of TSI.

Gross Margin

Gross margin, which is calculated as gross profit divided by revenue, for 2004 was 20.8% of revenue, which is higher than the gross margin for 2003 of 18.3%. This year-to-year increase in gross margin is primarily due to the following:

- An overall net increase in profitability for existing commercial customer contracts, which is primarily due to an increase in the amount of services we perform that are in addition to our base level of services. The increased services are discretionary in nature, and the associated gross margins are typically higher than those we realize on our base level of services. As discussed above, we have seen increased demand for discretionary investment from several customers, primarily in the healthcare industry.
- As discussed above in "Exiting of a Customer Contract," in the second quarter of 2003, we recorded $17.7 million of expense in direct costs of services associated with the exiting of this contract.
- In December 2003, we acquired TSI, which increased our gross margin for 2004. TSI typically realizes higher gross margins than what we normally realize on traditional IT outsourcing contracts because of the nature of the services they provide, which are primarily offshore application development and management services and business process services.

Partially offsetting these increases was an increase in direct costs of services of $18.4 million for associate bonus expense, which includes an increase in associate bonus expense of approximately $3.5 million that is reimbursable by our customers.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2004 increased 25.8% to $236.2 million from $187.8 million in 2003. SG&A for 2004 was 13.3% of revenue, which is higher than SG&A for 2003 of 12.9% of revenue. This increase is primarily attributable to the acquisition of TSI, which added $28.8 million of SG&A expense. Included in SG&A for Technology Services is $5.6 million related to amortization of intangibles, which is expected to decline in 2005 to approximately $1.0 million. SG&A also increased due to an increase in associate bonus expense of $7.3 million and an increase of $5.1 million in expenses associated with corporate compliance and business insurance.

During 2003, we recorded a reduction of SG&A expense of $7.3 million resulting from revising our estimate of liabilities associated with actions in prior years to streamline our operations, which included a favorable resolution of an employment dispute.

Other Income Statement Items

Interest expense for 2004 increased by $1.9 million as compared to 2003. This increase is primarily related to the debt we recorded on our consolidated balance sheet as of December 31, 2003, upon adoption of FIN 46.

During 2003, we recorded a $1.9 million equity in loss of unconsolidated affiliates, which primarily represents our equity in the net loss of TSI (formerly known as HPS). TSI's net loss in 2003 was due primarily to the recording of stock option compensation expense, which resulted from the modifications of various stock options and negatively impacted our equity in TSI's earnings by approximately $9.3 million.

Our effective tax rate for the year ended December 31, 2004, was 30.2%. Our effective tax rate for income before cumulative effect of changes in accounting principles for the year ended December 31, 2003, was 37.0%. The tax rate for 2004 was lower than the rate for 2003 due to the impact of our foreign operations, including Technology Services, which has tax holidays in certain Asian jurisdictions exempting specific types of income from taxation, a decrease in deferred tax asset valuation allowances of $3.2 million, and a reduction in income tax expense of $3.2 million relating to the resolution of various outstanding tax issues from prior years.

Comparison of 2003 to 2002

Revenue

Revenue for 2003 increased by $128.7 million, or 9.7%, to $1,460.8 million from revenue of $1,332.1 million for 2002. As noted above, we adopted EITF 00-21 effective January 1, 2003, which adjusted revenue recognized on existing contracts based on the new criteria of EITF 00-21 regarding whether an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement.

To illustrate the impact of the adoption of EITF 00-21 on our financial results for 2002, we have shown in the table below the pro forma revenue, gross profit, gross margin, and net income as if EITF 00-21 had been applied during the year ended December 31, 2002 (amounts in millions):

	Year Ended December 31, 2002		
	Reported	Impact from EITF 00-21	Pro Forma Amounts
Revenue	$1,332.1	$ (34.4)	$1,297.7
Gross profit	311.3	(45.0)	266.3
Gross margin	23.4%		20.5%
Net income	78.3	(27.9)	50.4

The impact of EITF 00-21 on the year ended December 31, 2002, as reflected above, applied only to domestic contracts within the Industry Solutions segment.

Revenue for 2003 increased by $163.1 million, or 12.6%, compared to pro forma 2002 revenue of $1,297.7 million. This increase in revenue is primarily due to an increase in revenue from the Government Services segment, partially offset by a decrease in revenue from the Industry Solutions segment.

Revenue from the Industry Solutions segment decreased $37.9 million, or 2.9%, to $1,255.5 million in 2003 from $1,293.4 million in 2002 and decreased $3.5 million, or 0.3%, from pro forma revenue of $1,259.0 million in 2002. This net decrease as compared to pro forma revenue for 2002 was primarily attributable to the following items:

- $52.2 million decrease in revenue as a result of exiting certain business relationships and underperforming delivery units during 2002, primarily in the markets served by the Commercial Solutions group. Of this decrease in revenue, $14.6 million related to fees we received in 2002 in connection with the termination of services provided through two joint ventures. One of these joint ventures was with a European telecommunications company and the other was with a European financial institution. Both of these joint ventures were terminated at the convenience of the customers, resulting in the payments to us of $14.6 million in termination fees. The remaining revenue decrease is due primarily to reduced revenue from those two joint ventures as they were terminated in 2002.
- $7.8 million decrease from UBS to $242.0 million in 2003 from $249.8 million in 2002. This decrease is primarily attributable to cost savings efforts initiated by us and UBS. The outsourcing agreement with UBS that covers the majority of our business with UBS, prior to the amendment in 2004 discussed above, entitled us to recover our costs plus a fixed fee, with a bonus or penalty that could cause this annual fee to vary up and down by as much as 13%, depending on our level of performance as determined by UBS. We also provide additional project services to UBS. As a result, the revenue and gross profit that we derive from our UBS relationship depends on our performance and on the level of services we provide to UBS.
- $5.1 million decrease from technology and business consulting services, due to a combination of business volume and pricing reductions. Both of these measures directly impact our revenue and are indicators of the value we bring to customers, as well as the competitive environment for our services. In addition, since our direct costs are relatively fixed from period to period, changes in utilization and billing rates can affect our profitability. For 2003, utilization decreased by 7%, while the average billing rate declined by 6%. The reduction to utilization came primarily as a result of reduced activity and resulting variation in demand within the consulting markets we serve. Our services tend to be tied to the level of systems investment, which varies with the rate of technology change and general economic conditions. During the past few years, weakened economic conditions have resulted in inconsistent demand for technology investment.
- $5.0 million net decrease from existing accounts, short-term offerings, and project work that is provided to customers within our long-term account base. Within our long-term customer contracts we typically perform services above our base level of services. Given the discretionary nature of these additional services, the amount of these services that we provide to our customers may fluctuate from period to period depending on many factors, including economic conditions and specific customer needs.
- $66.6 million increase in revenue from contracts signed during 2003. The services that we are providing to these new customers are primarily the same services that we provide to the majority of our other long-term outsourcing customers. These services include both business process services, such as claims processing, and technology-related services, such as IT infrastructure management, application development and maintenance, and business process re-engineering. For a few of these new customers, we are also providing proprietary software application services, including the implementation and customization of our PERADIGM™ health benefits administration suite of software. These new customer contracts were won primarily in competitive situations with the majority of this revenue growth coming from new contracts with customers in the healthcare industry.

Revenue from the Government Services segment increased $166.9 million, or 436.9%, to $205.1 million for 2003 from $38.2 million for 2002. This increase is primarily attributable to the acquisition of Soza & Company, Ltd. in February 2003, which contributed $121.2 million of revenue in 2003. The remainder of the increase is attributable to ADI Technology Corporation, which we acquired in July 2002. ADI contributed $36.4 million of additional revenue in 2003, as we recognized a full year of ADI revenue in our financial statements, and $9.3 million of existing program expansion within the Department of Homeland Security, the Department of Defense, and the civilian agencies of the federal government.

Domestic revenue grew by 17.2% in 2003 to $1,263.5 million from $1,078.3 million in 2002, and increased as a percent of total revenue to 86.5% from 80.9% in the prior year. Domestic revenue grew by 21.0% in 2003 from pro forma 2002 domestic revenue of $1,043.9 million, and increased as a percent of total revenue to 86.5% from 80.4% of total pro forma 2002 revenue. This increase is primarily the result of domestic growth within the Industry Solutions segment and from our Government Services segment. Domestic revenue growth for our Industry Solutions segment came primarily from the healthcare industry, where we experienced a strong demand as described above. In addition, as discussed above we have acquired two companies in the government services market since July 2002, which has significantly increased our domestic revenue.

Non-domestic revenue, consisting of European and Asian operations, decreased by 22.3% in 2003 to $197.3 million from $253.8 million in 2002 and decreased to 13.5% of total 2003 revenue from 19.1% of 2002 total revenue and 19.6% of 2002 pro forma revenue. The largest components of our European operations are in the United Kingdom and Switzerland. In the United Kingdom, revenue for 2003 decreased to $107.4 million from $119.9 million for 2002. In Switzerland, revenue for 2003 decreased to $28.1 million from $34.6 million for 2002. Asian operations generated revenue of $25.9 million in 2003 compared to $22.9 million in 2002. The majority of the revenue decrease from 2002 in our European operations is due to a revenue decline from UBS and a decrease of $41.3 million in revenue from the two joint ventures that were terminated in 2002. In addition, our service offerings for the European market are largely based on providing systems integration and application management services, which are typically tied to economic conditions. In the few years prior to and including 2003, we experienced a weak demand for technology investment in the various European countries in which we operated, primarily because of the general economic condition in Europe, which resulted in revenue declines outside of the United States in 2003 and 2002.

Gross Margin

Gross margin for 2003 was 18.3% of revenue, which is lower than the gross margin for 2002 of 23.4% and the pro forma gross margin for 2002 of 20.5%. The following items are important in understanding the decrease in gross margin as compared to the pro forma gross margin for 2002:

- In 2002, we recorded revenue of $14.6 million and direct cost of services of $0.9 million, resulting in gross profit of $13.7 million, associated with the termination of services provided through two joint ventures.
- In 2002, we received a $3.0 million payment from a customer in bankruptcy reorganization that was previously believed to be unrecoverable.
- As discussed above in "Exiting of a Customer Contract," the pro forma gross profit for 2002 includes a reduction of $20.4 million associated with the adoption of EITF 00-21 for a contract we exited ($9.8 million as a reduction of revenue and $10.6 million as an increase in direct cost of services).
- As discussed above in "Exiting of a Customer Contract," in the second quarter of 2003, we recorded $17.7 million of expense in direct cost of services associated with the exiting of this contract.
- In 2003, we recorded additional associate bonus expense of $9.9 million, which includes an increase in associate bonus expense of approximately $0.9 million that is reimbursable by our customers.
- As discussed below in "Purchase Commitments," in 2003 we recorded $5.6 million of expense associated with unfulfilled minimum purchase commitments.

- In 2003, we also experienced a year over year decline in gross margin primarily due to lower up-front profitability on new contracts signed during 2003 and lower profitability from short-term consulting activities, which were partially offset by higher margins from 2003 acquisitions and improvements in long-term commercial account profitability, including an increase in profitability for certain fixed-price contracts.

Selling, General and Administrative Expenses

Selling, general and administrative expenses for 2003 decreased 4.0% to $187.8 million from $195.6 million in 2002. SG&A for 2003 was 12.9% of revenue, which is lower than SG&A for 2002 of 15.1% of pro forma revenue. In our analysis of SG&A for both 2003 and 2002, we identified the following items that are important in understanding this change:

- During 2002, we recorded $11.1 million of expense in SG&A relating to severance and other costs to exit certain activities and $8.7 million of expense associated with our response to investigations of the California energy crisis.
- During 2003, we recorded a reduction of expense of $7.3 million resulting from revising our estimate of liabilities associated with actions in prior years to streamline our operations, which included a favorable resolution of an employment dispute.

Other Income Statement Items

Interest income decreased by 30.0% to $2.8 million in 2003 from $4.0 million in 2002 due to a decrease in the average cash balance in 2003 as compared to 2002 and an overall decrease in interest rates.

Equity in earnings (loss) of unconsolidated affiliates, which primarily represents our share of the earnings of HCL Perot Systems B.V. (HPS), an information technology services joint venture based in India, was a loss of $1.9 million in 2003 as compared to earnings of $4.7 million in 2002. This change from 2002 is primarily related to the following:

- In 2003, our equity in the earnings of HPS was negatively impacted by approximately $9.3 million, which related primarily to stock option compensation expense. In 2003, the ownership structure of the HPS joint venture was modified in connection with the negotiations between us and HCL Technologies regarding our potential purchase of HCL's equity ownership in HPS or the potential sale to HCL of our equity ownership of HPS, as it was agreed that various stock option agreements to purchase shares of HPS stock would be modified to provide for the option holders to be paid in cash the intrinsic value of the options on the transaction date. These options did not contain such a provision prior to the transaction date.
- In 2002, HPS recorded expense to impair the goodwill related to an acquisition, which reduced our equity in earnings by approximately $1.6 million, and recorded $1.9 million of expense related to a contingent liability.

On December 19, 2003, we acquired HCL Technologies' shares in HPS, and changed the name of HPS to Perot Systems TSI B.V., which now operates as our Technology Services line of business. Because of the late December 2003 closing of this acquisition, the post-acquisition results of operations of TSI were not material to our consolidated results of operations for 2003. As a result, we continued to account for TSI's results of operations using the equity method of accounting through December 31, 2003, and the balance of our investment in TSI at December 31, 2003, was $29.5 million. We consolidated the assets and liabilities of TSI as of December 31, 2003.

Other income (expense), net, was $2.3 million of income in 2003 as compared to $2.1 million of expense in 2002. During 2003, we recorded non-investment interest income of $1.2 million and a $0.9 million gain related to the sale of marketable equity securities. During 2002, we recorded a $1.0 million loss when we divested our equity investment in BillingZone, a start-up joint venture.

Our effective tax rate for income before the cumulative effect of changes in accounting principles for 2003 was 37.0%. Income tax expense for 2003 was reduced by $1.6 million primarily due to the impact of our non-U.S.

operations. Our effective tax rate for 2002 was 35.9%. Income tax expense for 2002 included a $2.7 million benefit from the reduction of a valuation allowance against certain foreign deferred tax assets as well as $1.1 million of other tax benefits.

Expected Effect of the End of Our Outsourcing Contract with UBS

UBS AG is our largest customer. During 2004, our UBS relationship generated $276.7 million, or 15.6%, of our revenue, which included $244.1 million of revenue and $51.2 million of gross profit from our outsourcing agreement with UBS that will end on January 1, 2007.

We expect revenues for 2005 from our outsourcing contract with UBS to be approximately $230.0 million, and we do not believe that the revenue and gross profit from UBS will materially change during the remaining term of the outsourcing contract. As previously announced, we continue to expect that we will lose a substantial majority of our revenue and profit from UBS when our outsourcing contract with UBS ends on January 1, 2007. The impact of the expiration of the outsourcing agreement on our profits will be based in part on our ability to reduce our costs. We expect that the expiration of the outsourcing agreement likely will have a disproportionately large effect on our profitability compared to the effect on our revenues. We expect the services we provide to UBS following the end of the IT Services Agreement will include offshore services, which are provided outside the scope of the outsourcing contract and currently represent $32.6 million of annual revenue.

We have identified several operating efficiencies that we believe could reduce the expected negative impact on our operating income from the expiration of the IT Services Agreement. We expect to realize between $50.0 million and $60.0 million of annual operating efficiencies by the end of 2007 compared to our results in 2004, including efficiencies we expect on existing fixed- and unit-priced contracts of $30.0 million by the end of 2007, reducing existing selling, general and administrative expenses by $10.0 million by the end of 2006 with approximately $5.0 million of this reduction coming from existing amortization expense during 2005, and between $10.0 million and $20.0 million of other expense reductions that we expect to realize before the conclusion of 2007. The efficiencies were developed in conjunction with our long-range planning activities. The $30.0 million of contract-related efficiencies is based on the economic structure and projections for our fixed- and unit-priced contracts. In determining our expected savings from contract efficiencies, we have, in some cases, made assumptions regarding our ability and expected cost to consolidate facilities, implement certain new information technology systems, and more efficiently staff the IT function for a customer. Some commercial outsourcing contracts are structured in a manner where the immediate savings we guarantee for a customer results in the profitability of the contract increasing over its term. We maintain and monitor these profitability projections on a regular basis. The $10.0 million of annual reductions to SG&A expense are based on objectives set as part of our cost management program. As part of the cost management program, we have established a management committee to specifically identify reductions in our SG&A expense structure. The committee has identified a number of reductions, including the reduction in amortization expense described above and certain personnel-related expenses. We have benchmarked planned SG&A expenses based on SG&A expenses for prior periods, after adjustment for the identified reductions. Material discretionary budget increases from the benchmarked amounts must be approved by a separate management committee. For the other expense reductions of between $10.0 million and $20.0 million that we expect to realize before the conclusion of 2007, we may reduce our employee-related expenses in 2007. However, if other operational results and efficiencies produce a similar amount of profit improvement, we may determine that the other expense reductions of between $10.0 million and $20.0 million are not necessary.

We believe our ability to increase revenues will depend primarily on the success of our units focused on selling services to our healthcare market and to our Government Services and Technology Services lines of business,

and we believe that we will continue to experience growth in these areas. In addition to this growth, we plan to continue adding to our capabilities through acquisitions. In expanding our business, we plan to add future SG&A at approximately 5.0% of new revenue long-term, excluding the effect of acquisitions.

Expected End of Our Outsourcing Contract with a Customer

One of our top 10 largest customers, other than UBS, has notified us that it intends to transition the services that we provide them to its new business partner over the next two to three years. For the three years ended December 31, 2004, revenue from this customer has ranged between $66.7 million and $82.1 million, and gross profit has ranged between $15.8 million and $22.8 million. We expect that the expiration of the outsourcing agreement likely will have a disproportionately large effect on our operating income compared to the effect on our revenues.

Liquidity and Capital Resources

We expect that existing cash and cash equivalents, expected cash flows from operating activities, and the $275.0 million available under the restated and amended revolving credit facility, which is discussed below, will provide us sufficient funds to meet our operating needs for the foreseeable future. During 2004, cash and cash equivalents increased $181.0 million as compared to decreases of $89.1 million and $46.3 million for 2003 and 2002, respectively. These changes in net cash flow between years are primarily a result of differences in the amount of cash provided by operating activities and amounts used during each year for investing activities.

Operating Activities

Net cash provided by operating activities was $158.3 million in 2004 as compared to $102.9 million in 2003 and $60.1 million in 2002. The primary reasons for the changes in cash provided by operating activities for these three years, as described more fully below, are increases in earnings, changes in our accounts receivable balances at the end of each year, and changes in the amount of cash paid for our realignment activities, associate bonuses, income taxes, and deferred contract costs.

- Income before cumulative effect of changes in accounting principles was $78.3 million in 2002, $51.9 million in 2003, and $94.3 million in 2004. In addition, depreciation and amortization expense, which are non-cash expenses, were $55.8 million, $35.7 million, and $30.6 million in 2004, 2003, and 2002, respectively. The increase in depreciation and amortization expense in 2004 as compared to 2003 is due primarily to depreciation and amortization expense on property, equipment, and purchased software and intangible assets associated with TSI, which was acquired in December 2003.
- We typically collect our accounts receivable within 45 days to 60 days, and therefore our accounts receivable balance at the end of each period can change based on the amount of revenue for that period and the timing of collections from our customers, which can vary significantly from period to period. During 2004, our revenues increased 21.4% as compared to 2003, while our days sales outstanding decreased from 48 days at December 31, 2003, to 45 days at December 31, 2004, which resulted in a $23.7 million use of cash from our accounts receivable balances. Days sales outstanding is calculated as our outstanding accounts receivable balance at the end of the year divided by revenue for the fourth quarter and multiplied by 90 days. Days sales outstanding as of December 31, 2002, was 44 days.
- During 2004, 2003, and 2002, we made cash payments of $1.3 million, $9.1 million, and $19.8 million, respectively, in connection with our actions in 2002 and 2001 to realign our operating structure.
- Bonuses paid to associates under our bonus plans in 2004, 2003, and 2002 (including payments of annual bonuses relating to the prior year's bonus plan) were $46.0 million, $30.5 million, and $39.7 million, respectively. Included in the bonus amounts that were paid each year were approximately $19.2 million,

$18.2 million, and $19.8 million of bonus payments that are reimbursable by our customers. The amount of bonuses that we pay each year is based on several factors, including our financial performance and management's discretion.

- During 2004, 2003, and 2002, we made net cash payments for income taxes of $16.6 million, $10.3 million, and $8.5 million, respectively.
- During 2004, we increased our spending on deferred contract costs by approximately $24.7 million as compared to 2003. Deferred contract costs are included in other non-current assets on the consolidated balance sheets. Partially offsetting this increase in spending is an increase in deferred revenue, which is included in deferred revenue and long-term deferred revenue on the consolidated balance sheets. Prior to 2003, deferred contract costs were not significant.

Investing Activities

Net cash used in investing activities decreased to $7.5 million for 2004 as compared to $214.7 million for 2003 and $134.0 million for 2002. These changes in cash used in investing activities are due primarily to net cash paid for acquisitions of businesses.

- During 2004, we paid $11.9 million as additional consideration for acquisitions, including $6.3 million as additional consideration related to the acquisition of Soza, $2.7 million as additional consideration related to the acquisition of ADI, and $2.9 million as additional consideration related to the acquisition of HPS and one other company. Also during 2004 we received $37.7 million of net proceeds from the sale of marketable equity securities.
- During 2003, we paid $188.8 million net cash for acquisitions, including $98.8 million net cash for the acquisition of HPS, $73.8 million net cash for the acquisition of Soza and $10.0 million as additional consideration related to the acquisition of ARS.
- During 2002, we paid $97.9 million net cash for acquisitions, including $49.2 million net cash for the acquisition of Claim Services Resource Group, Inc., $37.7 million of net cash for the acquisition of ADI, and $10.0 million as additional consideration related to the acquisition of ARS.

Financing Activities

Net cash provided by financing activities was $25.3 million for 2004, $12.0 million for 2003, and $17.0 million for 2002. During 2004 and 2002, we received more proceeds from the issuance of common stock due to the exercise of more stock options to purchase Common Stock as compared to 2003. In addition, in 2002 we repurchased more shares of our Class A Common Stock as compared to 2004 and 2003.

We routinely maintain cash balances in certain European and Asian currencies to fund operations in those regions. During 2004, foreign exchange rate fluctuations had a net positive impact on our non-domestic cash balances by $4.9 million, as the Indian Rupee, the Euro and the British pound strengthened against the U.S. dollar. We hedge foreign exchange exposures that are likely to significantly impact net income or working capital.

Contractual Obligations and Contingent Commitments

The following table sets forth our significant contractual obligations at December 31, 2004, and the effect such obligations are expected to have on our liquidity and cash flows for the periods indicated (in millions):

	2005	2006-2007	2008-2009	Thereafter	Total
Operating leases	$ 30.4	$42.6	$28.9	$30.8	$ 132.7
Long-term debt (current portion)	75.5	—	—	—	75.5
Purchase commitments	15.0	—	—	—	15.0
Restructuring payments	1.7	2.1	—	—	3.8
Total	$122.6	$44.7	$28.9	$30.8	$ 227.0

We discuss these contractual obligations in Note 8, "Debt," Note 14, "Commitments and Contingencies," and Note 19, "Realigned Operating Structure," to the Consolidated Financial Statements, which are included herein. We also discuss purchase commitments below. Minimum lease payments related to facilities abandoned as part of our prior years' realigned operating structures are included in the operating lease amounts above.

The following table sets forth our significant contingent commitments for the periods indicated (in millions) and represents the maximum principal amount of such commitments:

	2005	2006-2007	Total
Contingent payments for acquisitions	$25.7	$4.0	$ 29.7

The contingent payments for significant acquisitions are discussed below and in Note 4, "Acquisitions," to the Consolidated Financial Statements.

Current Portion of Long-Term Debt

In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of FIN 46, we began consolidating this entity beginning on December 31, 2003. Upon consolidation, we recorded the debt between the variable interest entity and the financial institutions (the lenders) of $75.5 million as long-term debt at December 31, 2003, on our consolidated balance sheets. The agreement was scheduled to mature in June 2005 with one optional two-year extension; however, we do not intend to extend the agreement. As a result, the amount outstanding of $75.5 million is recorded as the current portion of long-term debt on our consolidated balance sheets as of December 31, 2004. On March 3, 2005, we borrowed $76.5 million under our revolving credit facility to pay the exercise amount of $75.5 million for the purchase option under the operating lease and to pay certain other expenses. Our consolidated variable interest entity then repaid the amount due to the lenders.

Credit Facility

On January 20, 2004, we entered into a three-year revolving credit facility with a syndicate of banks that allows us to borrow up to $100.0 million. On March 3, 2005, we executed a restated and amended agreement that expanded the facility to $275.0 million and extended the term to five years. Borrowings under the credit facility will be either through revolving loans or letter of credit obligations. The credit facility is guaranteed by certain of our domestic subsidiaries. In addition, we have pledged the stock of one of our non-domestic subsidiaries as security on the facility. Interest on borrowings varies with usage and begins at an alternate base rate, as defined in the credit facility agreement, or the LIBOR rate plus an applicable spread based upon our debt/EBITDA ratio applicable on such date. We are also required to pay a facility fee based upon the unused credit commitment and certain other fees related to letter of credit issuance. The credit facility matures in March 2010 and requires certain financial covenants, including a debt/EBITDA ratio and a minimum interest coverage ratio, each as defined in the credit facility agreement. As discussed above, on March 3, 2005, we borrowed $76.5 million against the credit facility.

Purchase Commitments

We have agreements with three telecommunication service providers to purchase services from, or sell services on behalf of, these providers at varying annual levels. We are currently satisfying the minimum purchase requirements for two of the vendors, both of which expire in 2005 and total approximately $13.5 million for 2005. The contract with the third vendor requires the settlement in cash of any amount by which actual purchases for a commitment year are less than the minimum purchase commitment in the contract. In 2004 and 2003, we recorded $4.4 million and $5.6 million, respectively, of expense in direct cost of services related to such settlement payments, which includes a payment to this vendor in December 2004 for the expected shortfall for the remaining commitment year that ends March 30, 2005.

Other Commitments and Contingencies

As discussed in Note 4, "Acquisitions," to the Consolidated Financial Statements, we may be required to make additional payments related to two acquisitions, depending on these two companies achieving certain financial targets over designated time periods. We may be required to pay to the sellers of ADI an additional $6.7 million in 2005, of which up to 60% may be paid in stock. In addition, we may be required to pay to the sellers of Soza an additional payment of up to $17.0 million in 2005, of which up to 70% may be paid in stock.

As discussed in Note 11, "Termination of Business Relationships," to the Consolidated Financial Statements, during 2003 we exited an underperforming contract. As a result of the exiting of this contract, we determined that certain contract-related assets were impaired and additional expenses would be incurred related to the exiting of this contract, resulting in a loss of $17.7 million recorded in direct cost of services. This estimated loss represents our current estimate of the loss related to exiting this contract. The amount of actual loss with respect to exiting this contract may exceed our current estimates.

Critical Accounting Policies

The Consolidated Financial Statements and Notes to Consolidated Financial Statements contain information that is important to management's discussion and analysis. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities.

Critical accounting policies are those that reflect significant judgments and uncertainties and may result in materially different results under different assumptions and conditions. We believe that our critical accounting policies are limited to those described below. For a detailed discussion on the application of these and other accounting policies, see Note 1, "Nature of Operations and Summary of Significant Accounting Policies," to the Consolidated Financial Statements.

Revenue Recognition

We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These services include infrastructure services, applications services, business process services, and consulting services.

Within these four categories of services, our contracts include non-construction service deliverables, including technology and back office outsourcing, and construction service deliverables, such as application development.

Accounting for Revenue in Single-Deliverable Arrangements
Revenue for non-construction service deliverables is recognized as the services are rendered in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," which provides that revenues should be recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. Under our policy, persuasive evidence of an arrangement exists when a final understanding between us and our customer exists as to the specific nature and terms of the services that we are going to provide, as documented in the form of a signed agreement between us and the customer.

Revenue for non-construction services priced under fixed-fee arrangements is recognized on a straight-line basis over the longer of the term of the contract or the expected service period, regardless of the amounts that can be billed in each period, unless evidence suggests that the revenue is earned or our obligations are fulfilled in a different pattern. If we are to provide a similar level of non-construction services each period during the term of a contract, we would recognize the revenue on a straight-line basis since our obligations are being fulfilled in a straight-line pattern. If our obligations are being fulfilled in a pattern that is not consistent over the term of a contract, then we would recognize revenue consistent with the proportion of our obligations fulfilled in each period. In determining the proportion of our obligations fulfilled in each period, we consider the nature of the deliverables we are providing to the customer and whether the volumes of those deliverables are easily

measured, such as when we provide a contractual number of full time equivalent associate resources. If the amount of our obligations fulfilled in each period is not easily distinguished by reference to the volumes of services provided, then we would recognize revenue on a straight-line basis.

Revenue for construction services that do not include a license to one of our software products is recognized in accordance with the provisions of AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses, and we generally use the cost or hours incurred to date to measure our progress toward completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date. Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amounts of revenues and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

Revenue for the sale of a license to one of our software products or the sale of services relating to a software license is recognized in accordance with the provisions of AICPA Statement of Position No. 97-2, "Software Revenue Recognition." In general, SOP 97-2 addresses the separation and the timing of revenue recognition for software and software-related services, such as implementation and maintenance services.

Revenue for services priced under time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual unit price.

Accounting for Revenue in Multiple-Deliverable Arrangements Prior to the Adoption of EITF 00-21
Prior to our adoption of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," effective January 1, 2003 (as discussed below), we accounted for revenue from arrangements containing both non-construction and construction services on a combined basis. For such arrangements with both non-construction and construction services, we recognized revenue and profit on all services combined using the percentage-of-completion method in accordance with the provisions of SOP 81-1. As described above, under the percentage-of-completion method, the amount of revenue and profit was determined based on the direct costs incurred to date as compared to the estimate of total expected direct costs at completion.

Adoption of EITF 00-21
On November 21, 2002, the FASB Emerging Issues Task Force reached a consensus on EITF 00-21, regarding when an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. We were required to apply the provisions of EITF 00-21 to all new arrangements with multiple deliverables entered into in fiscal periods beginning after June 15, 2003. Alternatively, we were permitted to apply EITF 00-21 to existing arrangements and record the effect of adoption as the cumulative effect of a change in accounting principle. Effective January 1, 2003, we adopted EITF 00-21 and changed our method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customer contracts.

Our adoption of EITF 00-21 effective January 1, 2003, resulted in an expense for the cumulative effect of a change in accounting principle of $69.3 million ($43.0 million, net of the applicable income tax benefit), or $0.37 per diluted share. This adjustment resulted primarily from the reversal of unbilled revenues associated with our long-term fixed price contracts that include construction services, as each such contract had been accounted for as

a single unit of accounting under the percentage-of-completion method using direct costs incurred to date as a measure of progress toward completion. The direct costs incurred in providing the services under these long-term fixed-price contracts were greater in the early years of the contract as compared to the later years because of the additional construction and non-construction services being performed in those early years, including the implementation of new technologies and re-engineering of processes. However, the contract terms did not allow for us to bill separately for the majority of these additional services, including the construction services. As a result, we were recognizing revenue in advance of the billings. Upon the adoption of EITF 00-21, we determined that the construction and non-construction services would not satisfy the separation criteria of EITF 00-21, and therefore we were required to account for these services as a single unit of accounting and apply the most appropriate revenue recognition method to the entire arrangement, which was the straight-line method. Since the majority of the billings on the affected contracts approximated the straight-line method, we were required to reverse most of the unbilled revenue that we had recorded in advance of the customer billings.

This adjustment also includes approximately $19.5 million (approximately $12.1 million, net of the applicable income tax benefit), or $0.10 per diluted share, to recognize an estimated loss on a construction service included in a contract that we expected to be profitable in the aggregate over its term and that was accounted for as a single unit of accounting using the percentage-of-completion method. This contract is discussed further in Note 11, "Termination of Business Relationships," in Notes to Consolidated Financial Statements.

Accounting for Revenue in Multiple-Deliverable Arrangements Subsequent to the Adoption of EITF 00-21

For those arrangements that contain both non-construction and construction services, we first determine whether each service, or deliverable, meets the separation criteria of EITF 00-21. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a "separate unit of accounting." We allocate the total arrangement consideration to each separate unit of accounting based on the relative fair value of each separate unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another separate unit of accounting.

After the arrangement consideration has been allocated to each separate unit of accounting, we apply the appropriate revenue recognition method for each separate unit of accounting as described previously based on the nature of the arrangement. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the appropriate revenue recognition method is applied.

In arrangements for both non-construction and construction services, we may bill the customer prior to performing services, which would require us to record deferred revenue. In other arrangements, we may perform services prior to billing the customer, which could require us to record unbilled receivables or to defer the costs associated with either the non-construction or construction services, depending on the terms of the arrangement and the application of the revenue separation criteria of EITF 00-21.

In certain arrangements we may provide consideration to the customer at the beginning of a contract as an incentive, which is most commonly in the form of cash. This consideration is recorded in other non-current assets on the consolidated balance sheets and is amortized as a reduction to revenue over the term of the related contract.

As a result of our adoption of EITF 00-21, we recognized revenues of approximately $3.1 million and $0.9 million during 2004 and 2003, respectively, that were included in the cumulative effect of a change in accounting principle, which we recorded in the first quarter of 2003. These amounts were estimated as the amount by which unbilled revenue would have been reduced in these periods for those contracts impacted by the cumulative adjustment, based on the most recent percentage-of-completion models prepared for each contract during 2003.

Contract Costs

Costs to deliver services are expensed as incurred, with the exception of setup costs and the cost of certain construction and non-construction services for which the related revenues must be deferred under EITF 00-21 or other accounting literature. We defer and subsequently amortize certain setup costs related to activities that enable the provision of contracted services to customers. Deferred contract setup costs may include costs incurred during the setup phase of a customer arrangement relating to data center migration, implementation of certain operational processes, employee transition, and relocation of key personnel. We amortize deferred contract setup costs on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Useful lives range from three years up to a maximum of the term of the related customer contract.

For a construction service in a single-deliverable arrangement, if the total estimated costs to complete the construction service exceed the total amount that can be billed under the terms of the arrangement, then a loss would be recorded in the period in which the loss first becomes probable. For a construction service in a multiple-deliverable arrangement, if the total estimated costs to complete the construction service exceed the amount of revenue that is allocated to the separate construction service unit of accounting (based on the relative fair value allocation, as limited to the amount that is not contingent), then the actual costs incurred to complete the construction service in excess of the allocated fair value would be deferred, up to the amount of the relative fair value, and amortized over the remaining term of the contract. A loss would be recorded on a construction service in a multiple-deliverable arrangement only if the total costs to complete the service exceeded the relative fair value of the service.

Deferred contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Our review is based on our projection of the undiscounted future operating cash flows of the related customer contract. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Year-end Bonus Plan

One of our compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance, our financial results, and management's discretion. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's estimate of the amount of bonus to be paid at the end of the year. As a result, the amount of bonus expense that we record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards Board No. 5, "Accounting for Contingencies." FAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Valuation of Goodwill and Intangibles

Our business acquisitions typically result in goodwill and other intangible assets, which affect the amount of future period amortization expense and possible impairment expense that we could incur. The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. If an event occurs that would cause us to revise the estimates and assumptions we used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of our current and deferred provisions for U.S. and foreign income taxes.

At December 31, 2004, we had deferred tax assets in excess of deferred tax liabilities of $41.2 million. Based upon our estimates of future taxable income and review of available tax planning strategies, we believe it is more likely than not that only $29.2 million of such assets will be realized, resulting in a valuation allowance at December 31, 2004, of $12.0 million relating primarily to certain foreign jurisdictions. On a quarterly basis, we evaluate the need for and adequacy of this valuation allowance based on the expected realizability of our deferred tax assets and adjust the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We do not provide for U.S. income tax on the undistributed earnings of our non-U.S. subsidiaries. Except for amounts that may be repatriated under Section 965 of the American Jobs Creation Act of 2004 (the Act), we intend to either permanently reinvest our non-U.S. earnings or remit such earnings in a tax-free manner. The Act was signed into law on October 22, 2004, and provides a temporary incentive through December 31, 2005, for U.S. companies to repatriate income earned abroad by providing an 85 percent dividends received deduction for certain dividends from foreign subsidiaries, which results in an effective U.S. federal tax rate on the dividends of 5.25%. All funds repatriated under the Act must be invested in the U.S. under a qualifying domestic reinvestment plan approved by our management and Board of Directors. Our management has not adopted a reinvestment plan and has not determined the amount of non-U.S. earnings to be repatriated in 2005. As a result, we cannot reasonably estimate the potential range of income tax effects of repatriation at the date of issuance of our consolidated financial statements, and, as provided for in FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," no income tax expense related to our possible repatriation has been recorded as of December 31, 2004. We expect to finalize our assessment of the Act by the end of the third quarter of 2005. However, a preliminary analysis suggests we may repatriate up to $50.0 million of cash and incur up to approximately $3.0 million of additional tax expense in 2005.

The cumulative amount of undistributed earnings (as calculated for income tax purposes) of our non-U.S. subsidiaries was approximately $186.4 million at December 31, 2004, and $146.7 million at December 31, 2003. Such earnings include pre-acquisition earnings of non-U.S. entities acquired through stock purchases and, unless distributed under Section 965, are intended to be invested outside of the U.S. indefinitely. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Determining the consolidated provision for income taxes involves judgments, estimates, and the application of complex tax regulations. As a global company, we are required to provide for income taxes in each of the jurisdictions where we operate. We are subject to income tax audits by federal, state, and foreign tax authorities. These audits may result in additional tax liabilities. Changes to our recorded income tax liabilities resulting from the resolution of open tax matters are reflected in income tax expense in the period of resolution. Other factors may cause us to revise our estimates of income tax liabilities including the expiration of statutes of limitations, changes in tax regulations, and tax rulings. Changes in estimates of income tax liabilities are reflected in our income tax provision in the period in which the factors resulting in our change in estimate become known to us. As a result, our effective tax rate may fluctuate on a quarterly basis.

Significant Accounting Standards to be Adopted

Statement of Financial Accounting Standards Board No. 123R

In December 2004, the FASB issued Statement of Financial Accounting Standards Board No. 123R, "Share-Based Payment," which is a revision of FAS 123. FAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB 25, which is allowed under the original provisions of FAS 123. FAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of FAS 123R are effective for fiscal periods beginning after June 15, 2005. If we had applied the provisions of FAS 123R to the financial statements for the period ending December 31, 2004, net income would have been reduced by approximately $18.0 million. FAS 123R allows for either modified prospective recognition of compensation expense or modified retrospective recognition, which may be back to the original issuance of FAS 123 or only to interim periods in the year of adoption. We currently plan to apply the provisions of FAS 123R on a modified prospective basis for the recognition of compensation expense for all share-based awards granted on or after July 1, 2005, and any awards that are not fully vested as of June 30, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in preparing the pro forma disclosures in accordance with the provisions of FAS 123.

Related Party Transactions

We are providing information technology and energy management services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract will expire on April 1, 2006. This contract includes provisions under which we may be penalized if our actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2004, 2003 and 2002, we recorded revenue of $1.6 million, $1.4 million, and $1.5 million and direct cost of services of $1.2 million, $1.0 million, and $1.0 million, respectively. Prior to entering into this arrangement, our Audit Committee reviewed and approved this contract.

During 2002, we entered into a sublease agreement with Perot Services Company, LLC, which is controlled and owned by Ross Perot, for approximately 23,000 square feet of office space at our Plano, Texas, facility. Rent over the term of the lease is approximately $0.4 million per year. The initial lease term is 2 ½ years with one optional two-year renewal period. The lease also provides for us to pay a $0.1 million allowance for modifications to the leased space. Perot Services will pay all modification costs in excess of the allowance. Prior to entering into this arrangement, our Audit Committee reviewed and approved this contract.

Quantitative and Qualitative Disclosures About Market Risk

In the ordinary course of business, we enter into certain contracts denominated in foreign currency. Potential foreign currency exposures arising from these contracts are analyzed during the contract bidding process. We generally manage these transactions by ensuring that costs to service these contracts are incurred in the same currency in which revenue is received. By matching revenues and costs to the same currency, we have been able to substantially mitigate foreign currency risk to earnings. We use foreign currency forward contracts or options to hedge exposures arising from these transactions when necessary. We do not foresee changing our foreign currency exposure management strategy. Our hedging activities expanded in 2004 due to increased foreign currency exposures resulting from our acquisition of the remaining interests in Perot Systems TSI B.V.

During 2004, 17.1%, or $302.4 million of our revenue was generated outside of the United States. Using sensitivity analysis, a hypothetical 10% increase or decrease in the value of the U.S. dollar against all currencies would change revenue by 1.7%, or $30.2 million. In our opinion, a substantial portion of this fluctuation would be offset by expenses incurred in local currency.

At December 31, 2004, we had approximately $86.4 million of cash and cash equivalents denominated in currencies other than the U.S. dollar.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, and for performing an assessment of the effectiveness of internal control over financial reporting as of December 31, 2004. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our system of internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that our degree of compliance with the policies or procedures may deteriorate.

Our management performed an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, based upon criteria in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our assessment, our management determined that our internal control over financial reporting was effective as of December 31, 2004, based on the criteria in *Internal Control—Integrated Framework* issued by COSO.

Our management's assessment of the effectiveness of our internal control over financial reporting as of December 31, 2004, has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.



Peter A. Altabef
President and Chief Executive Officer



Russell Freeman
Vice President and Chief Financial Officer

Dated: March 9, 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Perot Systems Corporation:

We have completed an integrated audit of Perot Systems Corporation's 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, changes in stockholders' equity and cash flows present fairly, in all material respects, the financial position of Perot Systems Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 to the consolidated financial statements, the Company changed the manner in which it accounts for multiple deliverable revenue arrangements and for variable interest entities during 2003. As discussed in Note 5 to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill and other identifiable intangible assets during 2002.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

Dallas, Texas
March 9, 2005

CONSOLIDATED BALANCE SHEETS

(Dollars and shares in thousands)	As of December 31, 2004	2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 304,786**	$ 123,770
Short-term investments	**—**	37,599
Accounts receivable, net	**233,875**	208,244
Prepaid expenses and other	**33,677**	26,101
Deferred income taxes	**18,243**	26,269
Total current assets	**590,581**	421,983
Property, equipment and purchased software, net	**144,425**	142,836
Goodwill	**359,033**	347,576
Deferred contract costs, net	**48,459**	13,419
Other non-current assets	**81,113**	84,783
Total assets	**$1,223,611**	$1,010,597
Liabilities and Stockholders' Equity		
Current liabilities:		
Current portion of long-term debt	**$ 75,498**	$ —
Accounts payable	**34,114**	27,063
Deferred revenue	**22,603**	14,576
Accrued compensation	**65,706**	40,197
Income taxes payable	**34,306**	27,034
Accrued and other current liabilities	**98,321**	98,173
Total current liabilities	**330,548**	207,043
Long-term debt	**—**	75,498
Long-term deferred revenue	**25,561**	9,485
Other non-current liabilities	**5,468**	5,792
Total liabilities	**361,577**	297,818
Commitments and contingencies		
Stockholders' equity:		
Preferred Stock; par value $.01; authorized 5,000 shares; none issued	**—**	—
Class A Common Stock; par value $.01; authorized 300,000 shares; issued and outstanding 113,531 and 109,262 shares, respectively	**1,135**	1,093
Class B Convertible Common Stock; par value $.01; authorized 24,000 shares; issued and outstanding 3,742 and 3,042 shares, respectively	**38**	30
Additional paid-in capital	**478,266**	421,847
Retained earnings	**382,962**	288,615
Deferred compensation	**(9,761)**	(3,814)
Accumulated other comprehensive income	**9,306**	5,368
Other stockholders' equity	**88**	(360)
Total stockholders' equity	**862,034**	712,779
Total liabilities and stockholders' equity	**$1,223,611**	$1,010,597

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

(Dollars and shares in thousands, except per share data)	For the years ended December 31, 2004	2003	2002
Revenue	**$1,773,452**	$1,460,751	$1,332,145
Direct cost of services	**1,405,153**	1,193,515	1,020,889
Gross profit	**368,299**	267,236	311,256
Selling, general and administrative expenses	**236,233**	187,874	195,545
Operating income	**132,066**	79,362	115,711
Interest income	**2,965**	2,765	4,021
Interest expense	**(2,023)**	(161)	(92)
Equity in earnings (loss) of unconsolidated affiliates	**—**	(1,910)	4,677
Other income (expense), net	**2,236**	2,300	(2,121)
Income before taxes	**135,244**	82,356	122,196
Provision for income taxes	**40,897**	30,486	43,908
Income before cumulative effect of changes in accounting principles	**94,347**	51,870	78,288
Cumulative effect of changes in accounting principles, net of tax:			
Adoption of EITF 00-21	**—**	(42,959)	—
Adoption of FIN 46	**—**	(6,405)	—
Net income	**$ 94,347**	$ 2,506	$ 78,288
Basic earnings per common share:			
Income before cumulative effect of changes in accounting principles	**$ 0.82**	$ 0.47	$ 0.74
Cumulative effect of changes in accounting principles, net of tax	**—**	(0.45)	—
Net income	**$ 0.82**	$ 0.02	$ 0.74
Weighted average common shares outstanding	**115,203**	110,573	106,309
Diluted earnings per common share:			
Income before cumulative effect of changes in accounting principles	**$ 0.78**	$ 0.45	$ 0.68
Cumulative effect of changes in accounting principles, net of tax	**—**	(0.43)	—
Net income	**$ 0.78**	$ 0.02	$ 0.68
Weighted average diluted common shares outstanding	**120,532**	115,334	115,429
Pro forma amounts assuming the accounting changes had been applied retroactively:			
Net income	**$ 94,347**	$ 49,831	$ 48,360
Basic earnings per common share	**$ 0.82**	$ 0.45	$ 0.45
Diluted earnings per common share	**$ 0.78**	$ 0.43	$ 0.42

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended December 31, 2004, 2003 and 2002

(Dollars and shares in thousands)	Shares of Common Stock Issued	Common Stock	Additional Paid-in Capital	Retained Earnings	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Other*	Total Stockholders' Equity
Balance at January 1, 2002	102,023	$1,020	$331,057	$207,821	$(1,410)	$(7,455)	$ (264)	$530,769
Issuance of Class A shares related to acquisitiosns	703	7	13,880	—	—	—	—	13,887
Issuance of Class A shares under incentive plans (454 shares, including 132 shares from treasury)	322	4	3,662	—	—	—	1,512	5,178
Exercise of stock options for Class A shares (2,896 shares, including 672 shares from treasury)	2,224	22	7,549	—	—	—	5,394	12,965
Exercise of stock options for Class B shares	3,392	34	12,346	—	—	—	—	12,380
Class A shares repurchased (650 shares)	—	—	—	—	—	—	(6,906)	(6,906)
Tax benefit of stock options exercised	—	—	24,082	—	—	—	—	24,082
Deferred compensation, net, and other	—	—	245	—	106	—	159	510
Net income	—	—	—	78,288	—	—	—	78,288
Other comprehensive income, net of tax:								
Change in net unrealized holding gains on marketable equity securities, net of tax	—	—	—	—	—	(401)	—	(401)
Translation adjustment	—	—	—	—	—	5,834	—	5,834
Comprehensive income	—	—	—	—	—	—	—	83,721
Balance at December 31, 2002	108,664	$1,087	$392,821	$286,109	$(1,304)	$(2,022)	$ (105)	$676,586
Issuance of Class A shares under incentive plans	622	6	5,589	—	—	—	—	5,595
Class A shares repurchased (41 shares)	—	—	—	—	—	—	(44)	(44)
Exercise of stock options for Class A shares (2,359 shares, including 41 shares from treasury)	2,318	23	10,187	—	—	—	44	10,254
Exercise of stock options for Class B shares	700	7	2,548	—	—	—	—	2,555
Tax benefit of stock options exercised	—	—	6,789	—	—	—	—	6,789
Deferred compensation, net, and other	—	—	3,913	—	(2,510)	—	(255)	1,148
Net income	—	—	—	2,506	—	—	—	2,506
Other comprehensive income, net of tax:								
Change in net unrealized holding gains on marketable equity securities, net of tax	—	—	—	—	—	53	—	53
Translation adjustment	—	—	—	—	—	7,337	—	7,337
Comprehensive income	—	—	—	—	—	—	—	9,896
Balance at December 31, 2003	112,304	$1,123	$421,847	$288,615	$(3,814)	$ 5,368	$ (360)	$712,779
Issuance of Class A shares related to acquisitions	**815**	**8**	**10,897**	—	—	—	—	**10,905**
Issuance of Class A shares under incentive plans	**552**	**6**	**6,377**	—	—	—	—	**6,383**
Class A shares repurchased (9 shares)	—	—	—	—	—	—	**(18)**	**(18)**
Exercise of stock options for Class A shares (2,911 shares, including 9 shares from treasury)	**2,902**	**29**	**16,674**	—	—	—	**18**	**16,721**
Exercise of stock options for Class B shares	**700**	**7**	**2,548**	—	—	—	—	**2,555**
Tax benefit of stock options exercised	—	—	**9,255**	—	—	—	—	**9,255**
Purchase of equity held by minority shareholders of Perot Systems TSI B.V. and replacement of outstanding TSI stock options, net	—	—	**4,863**	—	**(1,013)**	—	—	**3,850**
Deferred compensation, net, and other	—	—	**5,805**	—	**(4,934)**	—	**448**	**1,319**
Net income	—	—	—	**94,347**	—	—	—	**94,347**
Other comprehensive income, net of tax:								
Change in net unrealized holding gains on marketable equity securities, net of tax	—	—	—	—	—	**217**	—	**217**
Translation adjustment	—	—	—	—	—	**3,721**	—	**3,721**
Comprehensive income	—	—	—	—	—	—	—	**98,285**
Balance at December 31, 2004	**117,273**	**$1,173**	**$478,266**	**$382,962**	**$(9,761)**	**$ 9,306**	**$ 88**	**$862,034**

**The Other balance includes treasury stock transactions and stock transactions that are pending completion.*

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Dollars in thousands)	For the years ended December 31, 2004	2003	2002
Cash flows from operating activities:			
Net income	**$ 94,347**	$ 2,506	$ 78,288
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**55,756**	35,749	30,625
Cumulative effect of changes in accounting principles, net of tax	**—**	49,364	—
Impairment of assets related to exiting a contract	**—**	13,910	—
Equity in (earnings) loss of unconsolidated affiliates	**—**	1,910	(4,677)
Change in deferred income taxes	**9,976**	11,050	20,659
Other non-cash items	**(1,855)**	(6,327)	5,366
Changes in assets and liabilities (net of effects from acquisitions of businesses):			
Accounts receivable, net	**(23,690)**	10,785	22,192
Prepaid expenses	**(2,377)**	(1,738)	3,637
Long-term accrued revenue	**1,417**	(7,340)	(40,486)
Other current and non-current assets	**(41,692)**	(21,706)	(18,532)
Accounts payable and accrued liabilities	**3,757**	(10,081)	(30,578)
Deferred revenue	**7,834**	8,340	5,484
Accrued compensation	**24,583**	9,192	(11,630)
Income taxes	**14,310**	9,257	12,748
Long-term deferred revenue	**16,076**	9,485	—
Other current and non-current liabilities	**(174)**	(11,479)	(13,045)
Total adjustments	**63,921**	100,371	(18,237)
Net cash provided by operating activities	**158,268**	102,877	60,051
Cash flows from investing activities:			
Purchases of property, equipment and software	**(33,268)**	(28,398)	(36,923)
Net proceeds from sale of marketable equity securities	**37,725**	1,096	540
Acquisitions of businesses, net of cash acquired of $0, $15,067 and $10,328, respectively	**(11,903)**	(188,763)	(97,862)
Other	**(29)**	1,326	239
Net cash used in investing activities	**(7,475)**	(214,739)	(134,006)
Cash flows from financing activities:			
Proceeds from issuance of common stock	**25,471**	12,650	23,572
Proceeds from issuance of treasury stock	**—**	—	2,003
Purchases of treasury stock	**(18)**	(44)	(6,906)
Other	**(141)**	(582)	(1,680)
Net cash provided by financing activities	**25,312**	12,024	16,989
Effect of exchange rate changes on cash and cash equivalents	**4,911**	10,747	10,649
Net increase (decrease) in cash and cash equivalents	**181,016**	(89,091)	(46,317)
Cash and cash equivalents at beginning of year	**123,770**	212,861	259,178
Cash and cash equivalents at end of year	**$304,786**	$ 123,770	$ 212,861

The accompanying notes are an integral part of these consolidated financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Perot Systems Corporation, a Delaware corporation, is a worldwide provider of information technology (commonly referred to as IT) services and business solutions to a broad range of customers. We offer our customers integrated solutions designed around their specific business objectives, and these services include technology outsourcing, business process outsourcing, development and integration of systems and applications, and business and technology consulting services. Our significant accounting policies are described below.

Principles of Consolidation

Our consolidated financial statements include the accounts of Perot Systems Corporation and all domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated.

Effective December 31, 2003, we adopted the consolidation requirements of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," which requires consolidation of variable interest entities if we are subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of FIN 46, we consolidated this entity beginning on December 31, 2003, which resulted in an increase in assets and long-term debt of $65,168 and $75,498, respectively. In addition, we recorded an expense for the cumulative effect of a change in accounting principle of $10,330 ($6,405, net of the applicable income tax benefit), or $.06 per share (diluted), representing primarily the cumulative depreciation expense on the office buildings and data center facility through December 31, 2003.

Our investments in companies in which we have the ability to exercise significant influence over operating and financial policies are accounted for by the equity method. Accordingly, our share of the earnings (losses) of these companies is included in consolidated net income. Investments in unconsolidated companies that are less than 20% owned, where we have no significant influence over operating and financial policies, are carried at cost. We periodically evaluate whether impairment losses must be recorded on each investment by comparing the projection of the undiscounted future operating cash flows to the carrying amount of the investment. If this evaluation indicates that future undiscounted operating cash flows are less than the carrying amount of the investments, the underlying assets are written down by charges to expense so that the carrying amount equals the future discounted cash flows.

As discussed in Note 4, "Acquisitions," prior to December 31, 2003, we accounted for our investment in HCL Perot Systems B.V. (HPS) using the equity method. In connection with our acquisition of HCL Technologies' shares in HPS, we consolidated all assets and liabilities of HPS on December 31, 2003, and renamed HPS as Perot Systems TSI B.V., which now operates as our Technology Services line of business. As of December 31, 2004, we have no significant investments in unconsolidated companies. No dividends or distributions were received from investments in unconsolidated affiliates in 2003. The amount of cumulative undistributed earnings from investments in unconsolidated affiliates recorded in retained earnings was $30,948 at December 31, 2002.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allowance for doubtful accounts, impairments of goodwill, long-lived, and intangible assets, accrued liabilities, income taxes, restructuring costs, and loss contingencies associated with litigation and disputes.

Our estimates are based on historical experience and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

Cash Equivalents

All highly liquid investments with original maturities of three months or less that are purchased and sold generally as part of our cash management activities are considered to be cash equivalents.

Revenue Recognition

We provide services to our customers under contracts that contain various pricing mechanisms and other terms. These services generally fall into one of the following categories:

- *Infrastructure Services*—includes data center management, Web hosting and Internet access, desktop solutions, messaging services, network management, program management, and security. The fees under these arrangements are generally based on the level of effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed price for contracted services, or on a contracted per-unit price for each unit of service delivered. The term of our outsourcing contracts generally ranges between five and ten years.
- *Applications Services*—includes application development and maintenance, and application systems migration and testing. The fees under these arrangements are generally based on the level of effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed price for contracted services, or on a contracted per-unit price for each unit of service delivered. The term of our applications services contracts varies based on the complexity of the services provided and the customers' needs.
- *Business Process Services*—includes services such as claims processing, call center management, energy management, payment and settlement management, security, services to improve the collection of receivables, and engineering services. The fees under these arrangements are generally based on the level of effort incurred in delivering the services, including cost plus and time and materials fee arrangements, on a contracted fixed price for contracted services, or on a contracted per-unit price for each unit of service delivered. The term of our business process services contracts generally ranges from month-to-month to five years.
- *Consulting Services*—includes services such as strategy consulting, enterprise consulting, technology consulting, and research. The fees for these services are generally based on a contracted level of effort incurred in delivering the services, including cost plus and time and materials fee arrangements, and on a contracted fixed price. The term of our consulting contracts varies based on the complexity of the services provided and the customers' needs.

Within these four categories of services, our contracts include non-construction service deliverables, including technology and back office outsourcing, and construction service deliverables, such as application development.

Accounting for Revenue in Single-Deliverable Arrangements

Revenue for non-construction service deliverables is recognized as the services are rendered in accordance with SEC Staff Accounting Bulletin No. 104, "Revenue Recognition," which provides that revenues should be recognized when persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is reasonably assured. Under our policy, persuasive evidence of an arrangement exists when a final understanding between us and our customer exists as to the specific nature and terms of the services that we are going to provide, as documented in the form of a signed agreement between us and the customer.

Revenue for non-construction services priced under fixed-fee arrangements is recognized on a straight-line basis over the longer of the term of the contract or the expected service period, regardless of the amounts that can be billed in each period, unless evidence suggests that the revenue is earned or our obligations are fulfilled in a different pattern. If we are to provide a similar level of non-construction services each period during the term of a contract, we would recognize the revenue on a straight-line basis since our obligations are being fulfilled in a straight-line pattern. If our obligations are being fulfilled in a pattern that is not consistent over the term of a contract, then we would recognize revenue consistent with the proportion of our obligations fulfilled in each period. In determining the proportion of our obligations fulfilled in each period, we consider the nature of the deliverables we are providing to the customer and whether the volumes of those deliverables are easily measured, such as when we provide a contractual number of full time equivalent associate resources. If the amount of our obligations fulfilled in each period is not easily distinguished by reference to the volumes of services provided, then we would recognize revenue on a straight-line basis.

Revenue for construction services that do not include a license to one of our software products is recognized in accordance with the provisions of AICPA Statement of Position No. 81-1, "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." In general, SOP 81-1 requires the use of the percentage-of-completion method to recognize revenue and profit as our work progresses, and we generally use the cost or hours incurred to date to measure our progress toward completion. This method relies on estimates of total expected costs or total expected hours to complete the construction service, which are compared to costs or hours incurred to date, to arrive at an estimate of how much revenue and profit has been earned to date. Because these estimates may require significant judgment, depending on the complexity and length of the construction services, the amounts of revenues and profits that have been recognized to date are subject to revisions. If we do not accurately estimate the amount of costs or hours required or the scope of work to be performed, or do not complete our projects within the planned periods of time, or do not satisfy our obligations under the contracts, then revenues and profits may be significantly and negatively affected or losses may need to be recognized. Revisions to revenue and profit estimates are reflected in income in the period in which the facts that give rise to the revision become known.

Revenue for the sale of a license to one of our software products or the sale of services relating to a software license is recognized in accordance with the provisions of AICPA Statement of Position No. 97-2, "Software Revenue Recognition." In general, SOP 97-2 addresses the separation and the timing of revenue recognition for software and software-related services, such as implementation and maintenance services.

Revenue for services priced under time and materials contracts and unit-priced contracts is recognized as the services are provided at the contractual unit price.

Accounting for Revenue in Multiple-Deliverable Arrangements Prior to the Adoption of EITF 00-21
Prior to our adoption of Financial Accounting Standards Board Emerging Issues Task Force Issue No. 00-21, "Revenue Arrangements with Multiple Deliverables," effective January 1, 2003 (as discussed below), we accounted for revenue from arrangements containing both non-construction and construction services on a combined basis. For such arrangements with both non-construction and construction services, we recognized revenue and profit on all services combined using the percentage-of-completion method in accordance with the provisions of SOP 81-1. As described above, under the percentage-of-completion method, the amount of revenue and profit was determined based on the direct costs incurred to date as compared to the estimate of total expected direct costs at completion.

Adoption of EITF 00-21
On November 21, 2002, the FASB Emerging Issues Task Force reached a consensus on EITF 00-21, regarding when an arrangement involving multiple deliverables contains more than one unit of accounting and how arrangement consideration should be measured and allocated to the separate units of accounting in an arrangement. We were required to apply the provisions of EITF 00-21 to all new arrangements with multiple

deliverables entered into in fiscal periods beginning after June 15, 2003. Alternatively, we were permitted to apply EITF 00-21 to existing arrangements and record the effect of adoption as the cumulative effect of a change in accounting principle. Effective January 1, 2003, we adopted EITF 00-21 and changed our method of accounting for revenue from arrangements with multiple deliverables for both existing and prospective customer contracts.

Our adoption of EITF 00-21 effective January 1, 2003, resulted in an expense for the cumulative effect of a change in accounting principle of $69,288 ($42,959, net of the applicable income tax benefit), or $0.37 per diluted share. This adjustment resulted primarily from the reversal of unbilled revenues associated with our long-term fixed price contracts that include construction services, as each such contract had been accounted for as a single unit of accounting under the percentage-of-completion method using direct costs incurred to date as a measure of progress toward completion. The direct costs incurred in providing the services under these long-term fixed-price contracts were greater in the early years of the contract as compared to the later years because of the additional construction and non-construction services being performed in those early years, including the implementation of new technologies and re-engineering of processes. However, the contract terms did not allow for us to bill separately for the majority of these additional services, including the construction services. As a result, we were recognizing revenue in advance of the billings. Upon the adoption of EITF 00-21, we determined that the construction and non-construction services would not satisfy the separation criteria of EITF 00-21, and therefore we were required to account for these services as a single unit of accounting and apply the most appropriate revenue recognition method to the entire arrangement, which was the straight-line method. Since the majority of the billings on the affected contracts approximated the straight-line method, we were required to reverse most of the unbilled revenue that we had recorded in advance of the customer billings.

This adjustment also includes approximately $19,500 (approximately $12,090, net of the applicable income tax benefit), or $0.10 per diluted share, to recognize an estimated loss on a construction service included in a contract that we expected to be profitable in the aggregate over its term and that was accounted for as a single unit of accounting using the percentage-of-completion method. This contract is discussed further in Note 11, "Termination of Business Relationships."

Accounting for Revenue in Multiple-Deliverable Arrangements Subsequent to the Adoption of EITF 00-21
For those arrangements that contain both non-construction and construction services, we first determine whether each service, or deliverable, meets the separation criteria of EITF 00-21. In general, a deliverable (or a group of deliverables) meets the separation criteria if the deliverable has standalone value to the customer and if there is objective and reliable evidence of the fair value of the remaining deliverables in the arrangement. Each deliverable that meets the separation criteria is considered a "separate unit of accounting." We allocate the total arrangement consideration to each separate unit of accounting based on the relative fair value of each separate unit of accounting. The amount of arrangement consideration that is allocated to a delivered unit of accounting is limited to the amount that is not contingent upon the delivery of another separate unit of accounting.

After the arrangement consideration has been allocated to each separate unit of accounting, we apply the appropriate revenue recognition method for each separate unit of accounting as described previously based on the nature of the arrangement. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the appropriate revenue recognition method is applied.

In arrangements for both non-construction and construction services, we may bill the customer prior to performing services, which would require us to record deferred revenue. In other arrangements, we may perform services prior to billing the customer, which could require us to record unbilled receivables or to defer the costs associated with either the non-construction or construction services, depending on the terms of the arrangement and the application of the revenue separation criteria of EITF 00-21.

In certain arrangements we may pay consideration to the customer at the beginning of a contract as an incentive, which is most commonly in the form of cash. This consideration is recorded in other non-current assets on the consolidated balance sheets and is amortized as a reduction to revenue over the term of the related contract.

As a result of our adoption of EITF 00-21, we recognized revenues of approximately $3,124 and $904 during 2004 and 2003, respectively, that were included in the cumulative effect of a change in accounting principle, which we recorded in the first quarter of 2003. These amounts were estimated as the amount by which unbilled revenue would have been reduced in these periods for those contracts impacted by the cumulative adjustment, based on the most recent percentage-of-completion models prepared for each contract during 2003.

Contract Costs

Costs to deliver services are expensed as incurred, with the exception of setup costs and the cost of certain construction and non-construction services for which the related revenues must be deferred under EITF 00-21 or other accounting literature. We defer and subsequently amortize certain setup costs related to activities that enable the provision of contracted services to customers. Deferred contract setup costs may include costs incurred during the setup phase of a customer arrangement relating to data center migration, implementation of certain operational processes, employee transition, and relocation of key personnel. We amortize deferred contract setup costs on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Useful lives range from three years up to a maximum of the term of the related customer contract.

For a construction service in a single-deliverable arrangement, if the total estimated costs to complete the construction service exceed the total amount that can be billed under the terms of the arrangement, then a loss would generally be recorded in the period in which the loss first becomes probable. For a construction service in a multiple-deliverable arrangement, if the total estimated costs to complete the construction service exceed the amount of revenue that is allocated to the separate construction service unit of accounting (based on the relative fair value allocation, as limited to the amount that is not contingent), then the actual costs incurred to complete the construction service in excess of the allocated fair value would be deferred, up to the amount of the relative fair value, and amortized over the remaining term of the contract. A loss would be recorded on a construction service in a multiple-deliverable arrangement only if the total costs to complete the service exceeded the relative fair value of the service.

Deferred contract costs are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Our review is based on our projection of the undiscounted future operating cash flows of the related customer contract. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to equal projected future discounted cash flows.

Year-end Bonus Plan

One of our compensation methods is to pay to certain associates a year-end bonus, which is based on associate and team performance, our financial results, and management's discretion. The amount of bonus expense that we record each quarter is based on several factors, including our financial performance for that quarter, our latest expectations for full year results, and management's estimate of the amount of bonus to be paid at the end of the year. As a result, the amount of bonus expense that we record in each quarter can vary significantly.

Contingencies

We account for claims and contingencies in accordance with Statement of Financial Accounting Standards Board No. 5, "Accounting for Contingencies." FAS 5 requires that we record an estimated loss from a claim or loss contingency when information available prior to issuance of our financial statements indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the financial statements and the amount of the loss can be reasonably estimated. Accounting for claims and contingencies requires us to use our judgment. We consult with legal counsel on those issues related to litigation and seek input from other experts and advisors with respect to matters in the ordinary course of business.

Research and Development Costs

Research and development costs are charged to expense as incurred and were $2,658, $4,086 and $4,799 in 2004, 2003 and 2002, respectively.

Property, Equipment and Purchased Software

Buildings are stated at cost and are depreciated on a straight-line basis using estimated useful lives of 20 to 30 years. Computer equipment and furniture are stated at cost and are depreciated on a straight-line basis using estimated useful lives of one to seven years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the improvement. Purchased software that is utilized either internally or in providing services is capitalized at cost and amortized on a straight-line basis over the lesser of its useful life or the term of the related contract.

Upon sale or retirement of property and equipment, the costs and related accumulated depreciation are eliminated from the accounts, and any gain or loss is reflected in the consolidated income statements. Expenditures for repairs and maintenance are expensed as incurred.

Capitalized Software Development Costs

We capitalize internal software development costs in accordance with Statement of Financial Accounting Standards Board No. 86, "Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed." This statement specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product. Technological feasibility is established upon completion of all planning, designing, and testing activities that are necessary to establish that the product can be produced to meet its design specifications including functions, features and technical performance requirements. We cease capitalization and begin amortization of internally developed software when the product is made available for general release to customers, and thereafter, any maintenance and customer support is charged to expense as incurred. Capitalized software costs are amortized on a straight-line basis over the estimated useful life of the software of three to five years, but amortization may be accelerated to ensure that the software costs are amortized in a manner consistent with the anticipated timing of product revenue. We continually evaluate the recoverability of capitalized software development costs, which are reported at the lower of unamortized cost or net realizable value.

We also capitalize internal software development costs in accordance with AICPA Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." This statement specifies that computer software development costs for computer software intended for internal use occur in three stages: (1) the preliminary project stage, where costs are expensed as incurred, (2) the application development stage, where costs are capitalized, and (3) the post-implementation or operation stage, where costs are expensed as incurred. We cease capitalization of developed software for internal use when the software is ready for its intended use and placed in service. We amortize such capitalized costs on a product-by-product basis using a straight-line basis over the estimated useful lives of three to five years.

Goodwill and Other Intangibles

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards Board No. 142, "Goodwill and Other Intangible Assets," which requires that goodwill and certain indefinite-lived assets no longer be amortized, but instead be evaluated at least annually for impairment. Other intangible assets are amortized on a straight-line basis over their estimated useful lives, which range from eighteen months to fifteen years.

The determination of the value of goodwill and other intangibles requires us to make estimates and assumptions about future business trends and growth. If an event occurs that would cause us to revise our estimates and assumptions used in analyzing the value of our goodwill or other intangibles, such revision could result in an impairment charge that could have a material impact on our financial condition and results of operations.

Goodwill is tested for impairment annually in the third quarter or whenever an event occurs or circumstances change that may reduce the fair value of the reporting unit below its book value. The impairment test is conducted for each reporting unit in which goodwill is recorded by comparing the fair value of the reporting unit to its carrying value. Fair value is determined primarily by computing the future discounted cash flows expected to be generated by the reporting unit. If the carrying value exceeds the fair value, goodwill may be impaired. If this occurs, the fair value of the reporting unit is then allocated to its assets and liabilities in a manner similar to a purchase price allocation in order to determine the implied fair value of the goodwill of the reporting unit. This implied fair value is then compared with the carrying amount of the goodwill of the reporting unit, and, if it is less, then we would recognize an impairment loss.

Impairment of Long-lived Assets

Long-lived assets and intangible assets with definite lives are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Our review is based on our projection of the undiscounted future operating cash flows of the underlying assets. To the extent such projections indicate that future undiscounted cash flows are not sufficient to recover the carrying amounts of related assets, a charge is recorded to reduce the carrying amount to the projected future discounted cash flows.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards Board No. 109, "Accounting for Income Taxes." Under this method, deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense consists of our current and deferred provisions for U.S. and foreign income taxes.

At December 31, 2004, we had deferred tax assets in excess of deferred tax liabilities of $41,264. Based upon our estimates of future taxable income and review of available tax planning strategies, we believe it is more likely than not that only $29,245 of such assets will be realized, resulting in a valuation allowance at December 31, 2004, of $12,019 relating primarily to certain foreign jurisdictions. On a quarterly basis, we evaluate the need for and adequacy of this valuation allowance based on the expected realizability of our deferred tax assets and adjust the amount of such allowance, if necessary. The factors used to assess the likelihood of realization include our latest forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

We do not provide for U.S. income tax on the undistributed earnings of our non-U.S. subsidiaries. Except for amounts that may be repatriated under Section 965 of the American Jobs Creation Act of 2004 (the Act), we intend to either permanently reinvest our non-U.S. earnings or remit such earnings in a tax-free manner. The Act was signed into law on October 22, 2004, and provides a temporary incentive through December 31, 2005, for U.S. companies to repatriate income earned abroad by providing an 85 percent dividends received deduction for certain dividends from foreign subsidiaries, which results in an effective U.S. federal tax rate on the dividends of 5.25%. All funds repatriated under the Act must be invested in the U.S. under a qualifying domestic reinvestment plan approved by our management and Board of Directors. Our management has not adopted a reinvestment plan and has not determined the amount of non-U.S. earnings to be repatriated in 2005. As a result, we cannot reasonably estimate the potential range of income tax effects of repatriation at the date of issuance of our consolidated financial statements, and, as provided for in FASB Staff Position No. 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," no income tax expense related to our possible repatriation has been recorded as of December 31, 2004.

We expect to finalize our assessment of the Act by the end of the third quarter of 2005. However, a preliminary analysis suggests we may repatriate up to $50,000 of cash and incur up to approximately $3,000 of additional tax expense in 2005.

The cumulative amount of undistributed earnings (as calculated for income tax purposes) of our non-U.S. subsidiaries was approximately $186,380 at December 31, 2004, and $146,691 at December 31, 2003. Such earnings include pre-acquisition earnings of non-U.S. entities acquired through stock purchases and, unless distributed under Section 965, are intended to be invested outside of the U.S. indefinitely. The ultimate tax liability related to repatriation of such earnings is dependent upon future tax planning opportunities and is not estimable at the present time.

Determining the consolidated provision for income taxes involves judgments, estimates, and the application of complex tax regulations. As a global company, we are required to provide for income taxes in each of the jurisdictions where we operate. We are subject to income tax audits by federal, state, and foreign tax authorities. These audits may result in additional tax liabilities. Changes to our recorded income tax liabilities resulting from the resolution of open tax matters are reflected in income tax expense in the period of resolution. Other factors may cause us to revise our estimates of income tax liabilities including the expiration of statutes of limitations, changes in tax regulations, and tax rulings. Changes in estimates of income tax liabilities are reflected in our income tax provision in the period in which the factors resulting in our change in estimate become known to us. As a result, our effective tax rate may fluctuate on a quarterly basis.

Foreign Operations

The consolidated balance sheets include foreign assets and liabilities of $162,430 and $92,083, respectively, as of December 31, 2004, and $121,175 and $82,320, respectively, as of December 31, 2003.

Assets and liabilities of subsidiaries located outside the United States are translated into U.S. dollars at current exchange rates as of the respective balance sheet date, and revenue and expenses are translated at average exchange rates during each reporting period. Translation gains and losses are recorded as a component of accumulated other comprehensive income on the consolidated balance sheets.

We periodically enter into forward contracts to hedge certain foreign currency transactions for periods consistent with the terms of the underlying transactions. The forward contracts generally have maturities that do not exceed three months.

The net foreign currency transaction gains (losses) reflected in other income (expense), net, in the consolidated income statements, were ($816), $434, and $123 for the years ended December 31, 2004, 2003, and 2002, respectively.

Concentrations of Credit Risk

Financial instruments, which potentially subject us to concentrations of credit risk, consist of cash equivalents, short-term investments, and accounts receivable. Our cash equivalents consist primarily of short-term money market deposits. We have deposited our cash equivalents and short-term investments with reputable financial institutions, from which we believe the risk of loss to be remote. We have accounts receivable from customers engaged in various industries including banking, insurance, healthcare, manufacturing, telecommunications, travel and energy, as well as government customers in defense, and other governmental agencies, and are not concentrated in any specific geographic region. These specific industries may be affected by economic factors, which may impact accounts receivable. Generally, we do not require collateral from our customers. We do not believe that any single customer, industry or geographic area represents significant credit risk.

No customer accounted for 10% or more of our total accounts receivable (including accounts receivable recorded in both accounts receivable, net, and long-term accrued revenue) at December 31, 2004, or at December 31, 2003.

Financial Instruments

The carrying amounts reflected in our consolidated balance sheets for cash and cash equivalents, short-term investments, accounts receivable, accounts payable, and short-term and long-term debt approximate their respective fair value. Fair values are based primarily on current prices for those or similar instruments.

We use derivative financial instruments for the purpose of hedging specific exposures as part of our risk management program and hold all derivatives for purposes other than trading. To date, our use of such instruments has been limited to foreign currency forward contracts. We do not currently utilize hedge accounting with regard to these derivatives and record all gains and losses associated with such derivatives in the earnings of the appropriate period. In accordance with FAS 133, "Accounting for Derivative Instruments and Hedging Activities," we record the net fair value of the derivatives in accounts receivable, net, on the consolidated balance sheets.

We account for our short-term investments in accordance with FAS 115, "Accounting for Certain Investments in Debt and Equity Securities." We determine the appropriate classification of short-term investments at the time of purchase and re-evaluate such designation at each balance sheet date. All of our short-term investments have been classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of taxes, reported as a component of accumulated other comprehensive income on the consolidated balance sheets. Realized gains and losses are recorded based on the specific identification method. As of December 31, 2004, we had no short-term investments.

Treasury Stock

Treasury stock transactions are accounted for under the cost method. Repurchased treasury stock will be utilized for employee stock plans, acquisitions, and other uses. At December 31, 2004, 2003, and 2002, we had no shares in treasury.

Stock-based Compensation

As permitted by FAS 123, "Accounting for Stock-Based Compensation," and FAS 148, "Accounting for Stock-Based Compensation Transition and Disclosure," we have elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for our employee stock options. Under APB 25, compensation expense is recorded when the exercise price of employee stock options is less than the fair value of the underlying stock on the date of grant. We have implemented the disclosure-only provisions of FAS 123 and FAS 148. Had we elected to adopt the expense recognition provisions of FAS 123, the impact on net income and earnings per share would have been as follows:

	2004	2003	2002
Net income (loss)			
As reported	**$ 94,347**	$ 2,506	$ 78,288
Add: *stock-based compensation expense included in reported net income, net of related tax effects*	**1,107**	817	—
Less: total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	**(19,103)**	(16,922)	(14,897)
Pro forma	**$ 76,351**	$(13,599)	$ 63,391
Basic earnings (loss) per common share			
As reported	**$ 0.82**	$ 0.02	$ 0.74
Pro forma	**$ 0.66**	$ (0.12)	$ 0.60
Diluted earnings (loss) per common share			
As reported	**$ 0.78**	$ 0.02	$ 0.68
Pro forma	**$ 0.64**	$ (0.12)	$ 0.58

With the exception of approximately 500 stock options granted below fair value related to an acquisition and a limited number of other stock options, all options that we granted in 2004, 2003, and 2002 were granted at the per share fair market value on the grant date. Vesting of options differs based on the terms of each option. Typically, options either vest ratably over the vesting period, vest at the end of the vesting period, or vest based on the attainment of various criteria. Prior to our initial public offering, the fair value of each option grant was estimated on the grant date using the Minimum Value Stock option-pricing model. Subsequent to this date, we utilized the Black-Scholes option pricing model. The assumptions used for each period are as follows:

	2004	2003	2002
Weighted average risk free interest rates	**3.1%**	2.4%	2.8%
Weighted average life (in years)	**3.2**	3.5	3.2
Volatility	**43%**	53%	58%
Expected dividend yield	0%	0%	0%
Weighted average grant-date fair value per share of options granted	**$6.04**	$4.90	$5.25

With the exception of grants with cliff vesting and acceleration features, the expected life of each grant was generally estimated to be a period equal to one half of the vesting period, plus one year, for all periods presented. The expected life for cliff vesting grants was equal to the vesting period, and the expected life for grants with acceleration features was estimated to be equal to the midpoint of the vesting period.

Reclassifications

Certain of the amounts in the accompanying financial statements have been reclassified to conform to the current year presentation. These reclassifications had no material effect on our consolidated financial statements.

Significant Accounting Standards to be Adopted

Statement of Financial Accounting Standards Board No. 123R

In December 2004, the FASB issued Statement of Financial Accounting Standards Board No. 123R, "Share-Based Payment," which is a revision of FAS 123. FAS 123R requires employee stock options and rights to purchase shares under stock participation plans to be accounted for under the fair value method and eliminates the ability to account for these instruments under the intrinsic value method prescribed by APB 25, which is allowed under the original provisions of FAS 123. FAS 123R requires the use of an option pricing model for estimating fair value, which is amortized to expense over the service periods. The requirements of FAS 123R are effective for fiscal periods beginning after June 15, 2005. If we had applied the provisions of FAS 123R to the financial statements for the period ending December 31, 2004, net income would have been reduced by approximately $17,996. FAS 123R allows for either modified prospective recognition of compensation expense or modified retrospective recognition, which may be back to the original issuance of FAS 123 or only to interim periods in the year of adoption. We currently plan to apply the provisions of FAS 123R on a modified prospective basis for the recognition of compensation expense for all share-based awards granted on or after July 1, 2005, and any awards that are not fully vested as of June 30, 2005. Compensation expense for the unvested awards will be measured based on the fair value of the awards previously calculated in preparing the pro forma disclosures in accordance with the provisions of FAS 123.

2. Accounts Receivable

Accounts receivable, net, consists of the following as of December 31:

	2004	2003
Amounts billed	**$155,015**	$128,259
Amounts to be invoiced	**70,280**	62,798
Recoverable costs and profits	**8,850**	9,741
Other	**5,311**	12,077
Allowance for doubtful accounts	**(5,581)**	(4,631)
	$233,875	$208,244

With regard to amounts billed, allowances for doubtful accounts are provided based primarily on specific identification where less than full recovery of accounts receivable is expected. Amounts to be invoiced represent revenue contractually earned for services performed that are invoiced to the customer primarily in the following month. Recoverable costs and profits represent amounts recognized as revenue that have not yet been billed in accordance with the contract terms but are anticipated to be billed within one year. Other accounts receivable primarily represents amounts to be reimbursed by customers for the purchase of third party products and services that are not recorded as revenue or direct cost of services.

3. Property, Equipment and Purchased Software

Property, equipment and purchased software, net, consist of the following as of December 31:

	2004	2003
Owned assets:		
Land and buildings	**$ 87,245**	$ 81,439
Computer equipment	**61,775**	56,202
Furniture and equipment	**46,498**	45,307
Leasehold improvements	**29,983**	25,733
Automobiles	**170**	151
	225,671	208,832
Less accumulated depreciation and amortization	**(100,331)**	(87,196)
	125,340	121,636
Assets under capital lease:		
Computer equipment and furniture	**117**	117
Less accumulated depreciation and amortization	**(79)**	(49)
	38	68
Purchased software	**52,002**	49,950
Less accumulated amortization	**(32,955)**	(28,818)
	19,047	21,132
Total property, equipment and purchased software, net	**$ 144,425**	$142,836

Depreciation and amortization expense for property, equipment and purchased software was $38,029, $28,702 and $28,394 for the years ended December 31, 2004, 2003 and 2002, respectively. The increase in depreciation and amortization expense for 2004 as compared to 2003 and 2002 results primarily from our acquisition of Perot Systems TSI B.V. on December 19, 2003. During 2004, we recorded additional depreciation expense of $5,634 related to TSI's property, equipment, and purchased software assets. In addition, we adopted FIN 46 on December 31, 2003, pursuant to which we consolidated the variable interest entity from which we were leasing the use of land and office buildings in Plano, Texas. During 2004, we recorded approximately $3,160 of additional depreciation expense associated with these assets.

4. Acquisitions

Perot Systems TSI B.V.

In 1996, we entered into a joint venture with HCL Technologies whereby we each owned 50% of HCL Perot Systems B.V. (HPS), an information technology services company based in India. On December 19, 2003, we acquired HCL Technologies' shares in HPS, and changed the name of HPS to Perot Systems TSI B.V., which now operates as our Technology Services line of business. This transaction was accounted for as a step acquisition under the purchase method of accounting. TSI specializes in business transformation and application outsourcing and currently serves customers in the United Kingdom, Singapore, Switzerland, Germany, India, Thailand, Malaysia, Japan, Australia and the United States. As a result of the acquisition, we expanded the geographical areas in which we provide services and broadened our customer base in our application development service offering.

Because of the late December 2003 closing of this acquisition, the post-acquisition results of operations of TSI were not material to our consolidated results of operations for 2003. Therefore, to simplify the process of consolidating TSI, we continued to account for TSI's results of operations using the equity method of accounting through December 31, 2003. The balance of our investment in TSI immediately prior to their consolidation was $29,495. We consolidated the assets and liabilities of TSI as of December 31, 2003. Accordingly, the TSI assets acquired and liabilities assumed are included in our consolidated balance sheets at December 31, 2003. TSI provided us subcontractor services totaling $31,262 and $26,267 for the years ended December 31, 2003 and 2002, respectively.

The consideration paid in 2003 for the equity interests in TSI held by HCL Technologies and certain minority interest holders was $98,834 in cash (including acquisition costs and net of $12,667 of cash acquired). During 2004, we granted stock options to purchase approximately 500 shares of our common stock at exercise prices below fair value in exchange for the outstanding stock options of TSI. As a result, we recorded $4,863 as additional paid-in capital relating to the fair value of the stock options granted, $2,942 as additional goodwill, and $1,921 as deferred compensation, which is not additional purchase price consideration. In addition, during 2004 we repurchased the remaining outstanding shares of TSI held by minority interests for $2,900 in cash, recorded additional goodwill of $2,572, and settled the minority interest liability of $328, and we recorded $237 in other adjustments to total consideration that increased goodwill.

During 2004, we also completed the appraisals of the acquired tangible and intangible assets, which resulted in an increase to the value allocated to land of $3,984, the recording of acquired intangibles of $7,650, other reductions to net assets acquired of $224, and a net reduction to goodwill of $11,410. The excess purchase price over net assets acquired of $66,700 was recorded as goodwill on the consolidated balance sheets, was assigned to the Technology Services segment, and is not deductible for tax purposes.

The following table summarizes the adjusted fair values of the TSI assets acquired and liabilities assumed at the date of acquisition and the reversal of our historical investment balance.

	As of December 31, 2003
Current assets	$ 85,957
Property, equipment and purchased software, net	25,700
Goodwill	66,700
Identifiable intangible assets	7,650
Other non-current assets	4,237
	190,244
Current liabilities	(40,321)
Other non-current liabilities	(2,848)
Reversal of our investment balance	(29,495)
Purchase consideration	$ 117,580

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the years presented.

	2003	2002
	(Unaudited)	
Revenue	$1,539,970	$1,393,195
Income before taxes	90,497	134,278
Net income (loss)	(129)	84,742
Basic earnings (loss) per common share	—	0.80
Diluted earnings (loss) per common share	—	0.73

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2003 or 2002, nor are they indicative of future operations of the combined companies under our ownership and management.

Soza & Company, Ltd.

On February 20, 2003, we acquired all of the outstanding shares of Soza & Company, Ltd., a professional services company that provides information technology, management consulting, financial services and environmental services primarily to public sector customers. As a result of the acquisition, we increased our customer base and service offerings in the Government Services reporting segment.

The initial purchase price for Soza was $73,765 in cash (net of $2,897 in cash acquired), $5,000 of which is being held in an escrow account for up to two years. The purchase agreement contains provisions that include additional payments of up to $32,000, which are dependent on Soza achieving certain annual financial targets in 2003 and 2004. At our discretion, up to 70% of this additional consideration may be settled in our Class A Common Stock. During 2004, it was determined that Soza met the financial target for 2003, and we paid $14,898 of additional consideration, consisting of $6,318 in cash and $8,580 in the form of 641 shares of our Class A Common stock. In addition, during 2004 we increased the values of certain tax assets that we had purchased in the Soza acquisition by $3,636, which reduced the amount of purchase price allocated to goodwill by the same amount. The maximum amount of additional consideration that we may pay in 2005 relating to Soza's financial performance for 2004 is $17,000.

The results of operations of Soza and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The final allocation of the excess of the purchase price over the net assets acquired is pending the potential additional payments during 2005; however, the estimated excess purchase price over net assets acquired of $65,377 as of December 31, 2004, was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment and is not deductible for tax purposes. Additional payments made in 2005 will be recorded as additional goodwill in the Government Services segment.

The following table summarizes the adjusted fair values of the Soza assets acquired and liabilities assumed at the date of acquisition.

	As of February 20, 2003
Current assets	$ 31,960
Property, equipment and purchased software, net	1,833
Goodwill	65,377
Identifiable intangible assets	12,200
Other non-current assets	6,696
	118,066
Current liabilities	(21,424)
Other non-current liabilities	(5,081)
Total consideration paid as of December 31, 2004	$ 91,561

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of the calendar year for each of the years presented:

	2003	2002
	(Unaudited)	
Revenue	$1,482,857	$1,468,171
Income before taxes	83,119	130,239
Net income	3,035	83,275
Basic earnings per common share	0.03	0.78
Diluted earnings per common share	0.03	0.72

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2003 or 2002, nor are they indicative of future operations of the combined companies under our ownership and management.

ADI Technology Corporation

On July 1, 2002, we acquired all of the outstanding shares of ADI Technology Corporation, a professional services company that provides technical, information, and management disciplines to the Department of Defense and other governmental agencies. As a result of the acquisition, we expanded into a Government Services reporting segment.

The initial purchase price for ADI was $37,720 in cash (net of $45 in cash acquired). The purchase agreement contains provisions that include additional payments of up to $15,000, which are dependent on ADI achieving certain annual financial targets in 2002 through 2004. At our discretion, up to 60% of this additional consideration may be settled in our Class A Common Stock. During 2003, it was determined that ADI met the financial target for 2002, and we paid $907 of additional cash consideration, which was net of a contractual purchase price adjustment of $2,093. During 2004, it was determined that ADI met the financial target for 2003, and we paid $5,001 of additional consideration, consisting of $2,676 in cash and $2,325 in the form of 175 shares of our Class A Common stock. The maximum amount of additional consideration that we may pay in 2005 relating to ADI's financial performance for 2004 is $6,700.

The results of operations of ADI and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The final allocation of the excess of the purchase price over the net assets acquired is pending the potential additional payment during 2005; however, the estimated excess purchase price of $31,915 as of December 31, 2004, was recorded as goodwill on the consolidated balance sheets, was assigned to the Government Services segment, and is not deductible for tax purposes. Additional payments made in 2005 will be recorded as additional goodwill in the Government Services segment.

The following table summarizes the adjusted fair values of the ADI assets acquired and liabilities assumed at the date of acquisition.

	As of July 1, 2002
Current assets	$ 17,549
Property, equipment and purchased software, net	2,478
Goodwill	31,915
Identifiable intangible assets	2,393
	54,335
Current liabilities	(10,390)
Other non-current liabilities	(272)
Total consideration paid as of December 31, 2004	$ 43,673

The following table reflects pro forma combined results of operations as if the acquisition had taken place at the beginning of 2002:

	2002
	(Unaudited)
Revenue	$1,368,597
Income before taxes	123,998
Net income (loss)	79,462
Basic earnings (loss) per common share	0.75
Diluted earnings (loss) per common share	0.69

In our opinion, the unaudited pro forma combined results of operations are not indicative of the actual results that would have occurred had the acquisition been consummated at the beginning of 2002, nor are they indicative of future operations of the combined companies under our ownership and management.

Claim Services Resource Group, Inc.

On January 1, 2002, we acquired all of the outstanding shares of Claim Services Resource Group, Inc., a company that provides claims processing and related services to the health insurance and managed care customers in the healthcare industry. As a result of the acquisition, we expanded our business process capabilities available to our customers. Total consideration included $49,151 in cash (net of $10,328 of cash acquired) and $3,131 in the form of 154 shares of our Class A Common Stock and was based on the estimated enterprise value of the acquired corporation. The results of operations of CSRG and the estimated fair value of assets acquired and liabilities assumed are included in our consolidated financial statements beginning on the acquisition date. The excess of the purchase price over the net assets acquired of $52,110 was recorded as goodwill on the consolidated balance sheets, was assigned to the Industry Solutions segment, and is not deductible for tax purposes.

Advanced Receivables Strategy, Inc.

During 2001, we acquired substantially all of the assets of Advanced Receivables Strategy, Inc., a corporation that provides on-site accelerated revenue recovery, consulting and outsourcing services to the healthcare industry. As a result of the acquisition, we expanded our business process capabilities available to our customers. The initial purchase price consisted of cash payments of $52,225 (net of $250 in cash acquired). The purchase agreement contains provisions that include additional payments of up to $50,000, which are dependent on ARS achieving certain financial targets. ARS met the financial target for 2001, and we paid additional consideration of $20,756 in 2002, consisting of $10,000 in cash and $10,756 in 549 shares of our Class A Common Stock. ARS also met the financial target for 2002, and we paid additional consideration of $10,000 in cash in 2003. The additional payments were recorded as additional goodwill in the Industry Solutions segment. ARS did not achieve their financial targets for 2003 and 2004, and therefore no additional consideration will be paid.

Other Acquisitions

Additionally, during the years ended December 31, 2003 and 2002, we purchased other businesses that individually and in the aggregate were not material to our consolidated results of operations, financial position or cash flows in the year acquired.

5. Goodwill

Effective July 1, 2001, we adopted certain provisions of Statement of Financial Accounting Standards Board No. 141, "Business Combinations," and effective January 1, 2002, we adopted the full provisions of FAS 141 and FAS 142, "Goodwill and Other Intangible Assets." FAS 141 requires business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting and broadens the criteria for recording intangible assets other than goodwill. We evaluated our goodwill and intangibles acquired prior to June 30, 2001, using the criteria of FAS 141, which resulted in $4,665 (net of related deferred tax liability) of assembled workforce intangibles being reclassified into goodwill at January 1, 2002. FAS 142 requires that purchased goodwill and certain indefinite-

lived intangibles no longer be amortized, but instead be tested for impairment at least annually. This testing requires the comparison of carrying values to fair value and, when appropriate, requires the reduction of the carrying value of impaired assets to their fair value. We have performed the annual impairment tests and have determined that there has been no impairment of the carrying value of goodwill.

As discussed in Note 13, "Segment and Certain Geographic Data," in December 2004 we integrated Perot Systems Solutions Consulting into our Industry Solutions reporting segment. As a result, $71,371 of goodwill that was associated with the acquisition of Solutions Consulting is included in the Industry Solutions reporting segment balance as of December 31, 2003. The changes in the carrying amount of goodwill for the year ended December 31, 2004, by reporting segment are as follows:

	Industry Solutions	Government Services	Technology Services	Total
Balance as of December 31, 2003	$194,188	$81,029	$72,359	$347,576
Additional goodwill for ADI acquisition	—	5,001	—	5,001
Additional goodwill for Soza acquisition	—	11,262	—	11,262
Net reduction to goodwill for TSI acquisition	—	—	(5,659)	(5,659)
Other	853	—	—	853
Balance as of December 31, 2004	$195,041	$97,292	$66,700	$359,033

6. Deferred Contract Costs, Net, and Other Non-Current Assets

Deferred Contract Costs

Included in deferred contract costs, net, is $27,128 and $4,167 as of December 31, 2004 and 2003, respectively, relating to costs deferred on a contract that includes both construction services and non-construction services. We determined that we could not recognize revenue on the construction services separately from the non-construction services. As a result, we are deferring both the revenue on the construction services, consisting of the amounts we are billing for those services, and the related costs, up to the relative fair value of the construction services. The amount of revenue that has been deferred on this contract as of December 31, 2004 and 2003, is $14,963 and $2,312, respectively, in long-term deferred revenue on the consolidated balance sheets.

The remaining balances of deferred contract costs, net, at December 31, 2004 and 2003, relate primarily to deferred contract setup costs, which are deferred and subsequently amortized on a straight-line basis over the lesser of their estimated useful lives or the term of the related contract. Amortization expense for deferred contract setup costs was $2,462 and $847 for the years ended December 31, 2004 and 2003, respectively. Before 2003, deferred contract setup costs and related amortization expense were not significant.

Other Non-current Assets

Other non-current assets consist of the following as of December 31:

	2004	2003
Non-current prepaid assets	**$19,277**	$ 16,949
Sales incentives, net	**18,010**	18,043
Identifiable intangible assets, net	**15,800**	17,948
Non-current deferred tax asset, net	**11,002**	12,273
Other non-current assets	**17,024**	19,570
	$81,113	$84,783

Sales Incentives

In certain arrangements we may pay consideration to the customer at the beginning of a contract as a sales incentive, which is most commonly in the form of cash. This consideration is recorded in other non-current

assets on the consolidated balance sheets and is amortized as a reduction to revenue over the term of the related contract. Amortization expense for sales incentives was $2,719, $2,137, and $1,031 for the years ended December 31, 2004, 2003 and 2002, respectively.

Identifiable Intangible Assets

Identifiable intangible assets as of December 31, 2004, are recorded in other non-current assets in the consolidated balance sheets and are composed of:

	Gross Carrying Value	Accumulated Amortization	Net Book Value
Service mark	$ 5,761	$ (3,588)	$ 2,173
Customer based assets	22,599	(11,120)	11,479
Other intangible assets	4,855	(2,707)	2,148
Balance at December 31, 2004	**$ 33,215**	**$(17,415)**	**$ 15,800**

Total amortization expense for identifiable intangible assets was $10,010, $3,892, and $2,305 for the years ended December 31, 2004, 2003 and 2002, respectively. Amortization expense is estimated at $5,190, $3,995, $3,170, $2,233 and $486 for the years ended December 31, 2005 through 2009, respectively. Identifiable intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from 1 to 15 years. The weighted average useful life is approximately five years.

7. Accrued and Other Current Liabilities

Accrued and other current liabilities consist of the following as of December 31:

	2004	2003
Operating expenses	**$88,082**	$80,939
Taxes other than income	**5,361**	6,298
Contract-related and other	**4,878**	10,936
	$98,321	$98,173

Contract-related and Other

Contract-related and other accrued liabilities includes liabilities recorded for both corporate and contract-related needs and primarily includes estimated costs to satisfy contractual requirements. We continually monitor contract performance in light of customer expectations, the complexity of work, project plans, delivery schedules and other relevant factors. Provisions for estimated losses, if any, are made in the period in which the loss first becomes probable and reasonably estimable.

8. Debt

Current Portion of Long-term Debt

In June 2000, we entered into an operating lease contract with a variable interest entity for the use of land and office buildings in Plano, Texas, including a data center facility. As part of our adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidated Financial Statements," we began consolidating this entity beginning on December 31, 2003. Upon consolidation, we recorded the debt between the variable interest entity and the financial institutions (the lenders) of $75,498 as long-term debt at December 31, 2003, on our consolidated balance sheets. The debt bears interest at LIBOR plus 100 basis points for 97% of the outstanding balance while the remaining 3% is charged interest at LIBOR plus 225 basis points (the blended interest rate for the agreement at December 31, 2004 and 2003, was 3.16% and 2.16%, respectively). The agreement was to mature in June 2005 with one optional two-year extension; however, we do not intend to extend the agreement. As a result, the

amount outstanding of $75,498 is recorded as the current portion of long-term debt on our consolidated balance sheets as of December 31, 2004. On March 3, 2005, we borrowed $76,505 under our revolving credit facility to pay the exercise amount of $75,498 for the purchase option under the operating lease and certain other expenses. Our consolidated variable interest entity then repaid the amount due to the lenders.

Credit Facility

On January 20, 2004, we entered into a three-year revolving credit facility with a syndicate of banks that allows us to borrow up to $100,000. On March 3, 2005, we executed a restated and amended agreement that expanded the facility to $275,000 and extended the term to five years. Borrowings under the credit facility will be either through revolving loans or letter of credit obligations. The credit facility is guaranteed by certain of our domestic subsidiaries. In addition, we have pledged the stock of one of our non-domestic subsidiaries as security on the facility. Interest on borrowings varies with usage and begins at an alternate base rate, as defined in the credit facility agreement, or the LIBOR rate plus an applicable spread based upon our debt/EBITDA ratio applicable on such date. We are also required to pay a facility fee based upon the unused credit commitment and certain other fees related to letter of credit issuance. The credit facility matures in March 2010 and requires certain financial covenants, including a debt/EBITDA ratio and a minimum interest coverage ratio, each as defined in the credit facility agreement. As discussed above, on March 3, 2005, we borrowed $76,505 against the credit facility.

9. Common and Preferred Stock

Class B Convertible Common Stock

The Class B shares were authorized in conjunction with the provisions of the original service agreements with Swiss Bank Corporation, one of the predecessors of UBS AG, which were signed in January 1996. Class B shares are non-voting and convertible into Class A shares, but otherwise are equivalent to the Class A shares.

Under the terms and conditions of the UBS agreements, each Class B share shall be converted, at the option of the holder, on a share-for-share basis, into a fully paid and non-assessable Class A share upon sale of the share to a third-party purchaser under one of the following circumstances: 1) in a widely dispersed offering of the Class A shares; 2) to a purchaser of Class A shares who prior to the sale holds a majority of our stock; 3) to a purchaser who after the sale holds less than 2% of our stock; 4) in a transaction that complies with Rule 144 under the Securities Act of 1933, as amended; or 5) any sale approved by the Federal Reserve Board of the United States.

During 1997, we concluded a renegotiation of the terms of our strategic alliance with UBS. Under these terms and conditions, we sold to UBS 100 shares of our Class B stock at a purchase price of $3.65 per share. These Class B shares are subject to certain transferability and holding-period restrictions, which lapse over a defined vesting period. These shares vest ratably over the ten-year term of the agreement on a monthly basis.

Upon termination of the IT Services Agreement, we have the right to buy back any previously acquired unvested shares of our Class B Common Stock for the original purchase price of $3.65 per share. Additionally, as discussed in Note 10, "Stock Awards and Options," options were issued to UBS under this agreement.

Pursuant to the Bank Holding Company Act of 1956 and subsequent regulations and interpretations by the Federal Reserve Board, UBS's holdings in terms of shares of our Class B Common Stock may not exceed 10% of the total of all classes of our common stock. Similarly, the total consideration paid by UBS for the purchase of shares plus the purchase and exercise of options may not exceed 10% of our consolidated stockholders' equity as determined in accordance with generally accepted accounting principles. If, however, on certain specified anniversaries of the execution date of the new agreement, beginning in 2004, the number of Class B shares, for which UBS's options are exercisable, is limited due to an insufficient number of shares outstanding, UBS has the right to initiate procedures to eliminate such deficiency. These procedures may involve (i) our issuance of additional Class A shares, (ii) a formal request to the Federal Reserve Board from UBS for authorization to

exceed the 10% limit on ownership, or (iii) our purchase of Class B shares from UBS at a defined fair value. In addition, the exercise period for options to purchase vested shares would be increased beyond the normal five years to account for any time during such exercise period in which UBS is unable to exercise its options as a result of the regulations.

Preferred Stock

In July 1998, our Board of Directors approved an amendment to our Certificate of Incorporation that authorized 5,000 shares of Preferred Stock, the rights, designations, and preferences of which may be designated from time to time by the Board of Directors.

On January 5, 1999, our Board of Directors authorized two series of Preferred Stock in connection with the adoption of a Shareholder Rights Plan: 200 shares of Series A Junior Participating Preferred Stock, par value $.01 per share (the Series A Preferred Stock), and 10 shares of Series B Junior Participating Preferred Stock, par value $.01 per share (the Series B Preferred Stock and, together with the Series A Preferred Stock, the Preferred Stock).

Stockholder Rights Plan

We have entered into a Stockholder Rights Plan, pursuant to which one Class A Right and one Class B Right (Right, or together, the Rights) is attached to each respective share of Class A and Class B Common Stock. Each Right entitles the registered holder to purchase a unit consisting of one one-thousandth of a share of Series A or Series B Preferred Stock from us, at a purchase price of $55.00 per share, subject to adjustment. These Rights have certain anti-takeover effects and will cause substantial dilution to a person or group that attempts to acquire us in certain circumstances. Accordingly, the existence of these Rights may deter certain acquirors from making takeover proposals or tender offers.

Employee Stock Purchase Plan

In July 1998, our Board of Directors adopted an employee stock purchase plan (the ESPP), which provides for the issuance of a maximum of 20,000 shares of Class A Common Stock. The ESPP became effective on the IPO Date. During 2000, the ESPP was amended such that this plan was divided into separate U.S. and Non-U.S. plans in order to ensure that United States employees continue to receive tax benefits under Section 421 and 423 of the United States Internal Revenue Code. Following this division of the ESPP into the two separate plans, an aggregate of 19,736 shares of Class A Common Stock were authorized for sale and issuance under the two plans. Eligible employees may have up to 10% of their earnings withheld to be used to purchase shares of our common stock on specified dates determined by the Board of Directors. The price of the common stock purchased under the ESPP will be equal to 85% of the fair value of the stock on the exercise date for the offering period.

10. Stock Awards and Options

Active Plans

2001 Long-Term Incentive Plan

In 2001, we adopted the 2001 Long-Term Incentive Plan under which employees, directors, or consultants may be granted stock options, stock appreciation rights, and restricted stock or may be issued cash awards, or a combination thereof. Under the 2001 Plan, stock option awards may be granted in the form of incentive stock options or nonstatutory stock options. The exercise price of any incentive stock option issued is the fair market value on the date of grant, and the term of which may be no longer than ten years from the date of grant. The exercise price of a nonstatutory stock option may be no less than 85% of the fair value on the date of grant, except under certain conditions specified in the 2001 Plan, and the term of a nonstatutory stock option may be no longer than eleven years from the date of grant. The vesting period for all options is determined upon grant date, and the options usually vest over a three- to ten-year period, and in some cases can be accelerated through attainment of performance criteria. The options are exercisable from the vesting date, and unexercised vested options are canceled following the expiration of a certain period after the employee's termination date.

In 2004 and 2003, we granted 417 and 207 shares of restricted stock, net of forfeitures, which vest upon the attainment of certain individual performance targets by the associates. As a result, we recorded $6,608 and $2,722 of deferred compensation in 2004 and 2003, which will be amortized over the vesting period of the stock.

1996 Non-Employee Director Stock Option/Restricted Stock Plan

In 1996, we adopted the 1996 Non-Employee Director Stock Option/Restricted Stock Plan. This plan provides for the issuance of up to 800 Class A common shares or options to Board members who are not our employees. Shares or options issued under the plan would be subject to one- to five-year vesting, with options expiring after an eleven-year term. The purchase price for shares issued and exercise price for options issued is the fair value of the shares at the date of issuance. Other restrictions are established upon issuance. The options are exercisable from the vesting date, and unexercised vested options are canceled following the expiration of a certain period after the Board member's termination date.

Class B Stock Options Under the UBS Agreement

Under the terms and conditions of the UBS agreement, which was renegotiated in 1997, we sold to UBS options to purchase 7,234 shares of our Class B Common Stock at a non-refundable cash purchase price of $1.125 per option. These options are exercisable immediately and, for a period of five years after the date that such options become vested, at an exercise price of $3.65 per share. The 7,234 shares of Class B Common Stock subject to options vest at a rate of 63 shares per month for the first five years of the ten-year agreement and at a rate of 58 shares per month thereafter. In the event of termination of the UBS agreement, options to acquire unvested shares would be forfeited. Prior to 2004, UBS had exercised 5,776 Class B options in accordance with this plan, and an additional 700 Class B options were exercised during 2004. A total of 758 Class B options were outstanding at December 31, 2004. In 2004, 2,225 Class B shares held by UBS were converted to Class A shares, which brings the total Class A shares converted by UBS since inception of the agreement to 5,059.

Terminated Plans

1991 Stock Option Plan

In 1991, we adopted the 1991 Stock Option Plan, which was amended in 1993 and 1998. In 2001 this plan was terminated; however, provisions of this plan will remain in effect for all outstanding options that were granted under this plan. Pursuant to the 1991 Plan, options to purchase Class A common shares could be granted to eligible employees. Prior to the date of our initial public offering, such options were generally granted at a price not less than 100% of the fair value of our Class A common shares, as determined by the Board of Directors, and based upon an independent third-party valuation. Subsequent to our initial public offering date, the exercise price for options issued is the fair market value of the shares on the date of grant. The stock options vest over a three- to ten-year period based on the provisions of each grant, and in some cases can be accelerated through the attainment of performance criteria. The options are usually exercisable from the vesting date, and unexercised vested options are canceled following the expiration of a certain period after the employee's termination date.

Restricted Stock Plan

In 1988, we adopted a Restricted Stock Plan, which was amended in 1993, to attract and retain key employees and to reward outstanding performance. No shares have been granted under this plan since 1999, and this plan was terminated in 2001. However, provisions of this plan will remain in effect for all outstanding stock granted under this plan. Employees selected by management could elect to become participants in the plan by entering into an agreement that provides for vesting of the Class A common shares over a five- to ten-year period. Each participant has voting, dividend and distribution rights with respect to all shares of both vested and unvested common stock. We may repurchase unvested shares and, under certain circumstances, vested shares of participants whose employment with us terminates. The repurchase price under these provisions is determined by the underlying agreement, generally the employees' cost plus interest at 8%. Common stock issued under the Restricted Stock Plan has been purchased by the employees at varying prices, determined by the Board of Directors and estimated to be the fair value of the shares based upon an independent third-party appraisal.

Advisor Stock Option/Restricted Stock Incentive Plan

In 1992, we adopted the Advisor Stock Option/Restricted Stock Incentive Plan, which was amended in 1993, to enable non-employee directors and advisors and consultants under contract with us to acquire shares of our Class A Common Stock at a price not less than 100% of the fair value of our stock, as determined by the Board of Directors and based upon an independent third-party valuation. During 2001 this plan was terminated; however, provisions of this plan will remain in effect for all outstanding stock and options previously granted under this plan. The options and shares are subject to a vesting schedule and to restrictions associated with their transfer. Under certain circumstances, we can repurchase the shares at cost plus interest at 8% from the date of issuance.

Stock Options

Activity in stock options for Class A Common Stock:

	Outstanding Stock Options				
	2001 Plan	1991 Plan	Director & Advisor Plans	Total	Weighted Average Price
Outstanding at January 1, 2002	2,717	37,487	288	40,492	$13.30
Granted	4,330	—	—	4,330	12.51
Exercised	—	(2,896)	—	(2,896)	4.46
Forfeited	(297)	(4,794)	—	(5,091)	15.64
Outstanding at December 31, 2002	6,750	29,797	288	36,835	13.58
Exercisable at December 31, 2002	295	9,587	168	10,050	11.82
Outstanding at January 1, 2003	6,750	29,797	288	36,835	13.58
Granted	2,204	—	96	2,300	12.20
Exercised	(68)	(2,291)	—	(2,359)	4.27
Forfeited	(712)	(3,109)	(48)	(3,869)	15.01
Outstanding at December 31, 2003	8,174	24,397	336	32,907	13.99
Exercisable at December 31, 2003	1,281	10,117	140	11,538	13.13
Outstanding at January 1, 2004	**8,174**	**24,397**	**336**	**32,907**	**13.99**
Granted	**2,635**	**—**	**16**	**2,651**	**13.34**
Exercised	**(217)**	**(2,654)**	**(40)**	**(2,911)**	**5.74**
Forfeited	**(1,044)**	**(1,631)**	**(68)**	**(2,743)**	**14.62**
Outstanding at December 31, 2004	**9,548**	**20,112**	**244**	**29,904**	**14.68**
Exercisable at December 31, 2004	**2,259**	**10,011**	**140**	**12,410**	**14.37**

The following table summarizes information about options for Class A Common Stock outstanding at December 31, 2004:

	Options Outstanding			Options Exercisable	
Range of Prices	Number	Weighted Average Exercise Price	Weighted Average Remaining Life	Number	Weighted Average Exercise Price
$ 0.25 – $ 5.00	3,314	$ 2.11	2.46	1,733	$ 1.95
$ 5.01 – $10.00	4,392	9.68	6.01	2,122	9.70
$10.01 – $15.00	8,938	11.87	5.44	2,778	11.30
$15.01 – $20.00	5,357	17.26	5.00	2,472	18.13
$20.01 – $25.00	7,903	24.15	4.01	3,305	23.66
Total	29,904	14.68	4.80	12,410	14.37

We have 41,856 shares reserved for issuance under our equity compensation plans.

11. Termination of Business Relationships

In 2001, we entered into a long-term fixed-price IT outsourcing contract with a customer that included various non-construction services and a construction service, which was an application development project. In 2002, we began to expect that the actual cost to complete the application development project would exceed the cost estimate included in the contract with the customer. The contract provided for us to collect most of the excess of the actual cost over the cost estimate in the contract, but we expected the project to generate a loss because we did not expect to collect all of the excess. However, we did not recognize a loss on the contract at that time because we expected that the contract would be profitable in the aggregate over its term. As part of our adoption of EITF 00-21 in the first quarter of 2003, we were required to separate the deliverables in the contract into multiple units of accounting and recognized a net estimated loss on the application development project totaling approximately $19,500 (approximately $12,090, net of the applicable income tax benefit), or $0.10 per diluted share, which was recorded as part of the cumulative effect of a change in accounting principle. The $19,500 loss on the application development project is composed of two adjustments:

- The reversal of $8,900 of revenue and profit that was recognized prior to January 1, 2003, to adjust our cumulative revenue from this contract to the amount that would have been recorded if we had applied the percentage-of-completion method only to the application development unit of accounting.
- The recording of a future estimated loss of $10,600 as of January 1, 2003, which was calculated as the difference between the estimated amount that we expected to collect from the customer and the estimated costs to complete the application development project.

In the second quarter of 2003, we were unable to reach agreement with the customer on the timing and form of payment for the excess. As a result, we exited this contract and recorded an additional $17,676 of expense in direct cost of services in the second quarter of 2003, which consisted of the following:

- The impairment of assets related to this contract totaling $20,743, including the impairment of $14,729 of long-term accrued revenue;
- The accrual of estimated costs to exit this contract of $3,766; and
- Partially offsetting the above expenses was the reversal of $6,833 in accrued liabilities that had been recognized for future losses that we expected to incur to complete the application development project.

We completed the services necessary to transition certain functions back to the customer during the fourth quarter of 2003.

During 2002, we exited two joint ventures, one with a European financial institution and the other with a European telecommunications company, when the service contracts with these customers were terminated at their request. When we exited the joint venture with the European financial institution, we received a payment of $7,267 and incurred expenses of $89 that were recorded in revenue and direct cost of services, respectively. When we exited the joint venture with the European telecommunications company, we received a termination fee of $7,289 and incurred expenses of $759 that were recorded in revenue and direct cost of services, respectively, and we reduced a deferred tax asset valuation allowance, resulting in an income tax benefit of $1,565.

12. Income Taxes

Income before taxes for the years ended December 31 was as follows:

	2004	2003	2002
Domestic	**$111,282**	$76,947	$109,347
Foreign	**23,962**	5,409	12,849
	$135,244	$82,356	$122,196

The provision for income taxes charged to operations was as follows:

	2004	2003	2002
Current:			
U.S. federal	**$21,779**	$16,093	$ 17,246
State and local	**2,598**	2,047	2,086
Foreign	**6,544**	1,296	3,917
Total current	**30,921**	19,436	23,249
Deferred:			
U.S. federal	**15,769**	9,535	20,910
State and local	**1,758**	1,575	2,792
Foreign	**(7,551)**	(60)	(3,043)
Total deferred	**9,976**	11,050	20,659
Total provision for income taxes	**$40,897**	$30,486	$ 43,908

The tax benefit of stock options exercised of $9,255, $6,789, and $24,082 in 2004, 2003, and 2002, respectively, is recorded as an increase to additional paid-in capital on the consolidated balance sheets.

We have foreign net operating loss carryforwards of $44,371 to offset future foreign taxable income that do not expire, except for $324 which expires in 2010 and $64 which expires in 2011. We also have U.S. federal net operating loss carryforwards of $9,866 that may be used to offset future taxable income and will begin to expire in 2018.

Deferred tax assets (liabilities) consist of the following at December 31:

	2004	2003
Property and equipment	**$ 4,333**	$ 4,342
Accrued liabilities	**28,367**	24,633
Intangible assets	**4,544**	5,844
Bad debt reserve	**2,845**	2,686
Loss carryforwards	**17,898**	13,131
Accrued revenue	**24,648**	25,886
Other	**3,195**	3,054
Gross deferred tax assets	**85,830**	79,576
Investments in subsidiaries	**(10,566)**	(10,566)
Intangible assets	**(15,371)**	(12,238)
Deferred costs	**(16,131)**	(4,442)
Accrued liabilities	**(2,479)**	—
Other	**(19)**	(1,636)
Gross deferred tax liabilities	**(44,566)**	(28,882)
Valuation allowance	**(12,019)**	(12,151)
Net deferred tax assets	**$ 29,245**	$ 38,543

At December 31, 2004, we had deferred tax assets in excess of deferred tax liabilities of $41,264. Based upon our estimates of future taxable income and review of available tax planning strategies, we believe it is more likely than not only $29,245 of such assets will be realized, resulting in a valuation allowance at December 31, 2004, of $12,019 relating primarily to certain foreign jurisdictions. The valuation allowance decreased by $132 during 2004 as we adjusted the valuation allowance to reflect deferred tax assets at the amounts expected to be realized. This decrease includes $3,217 recorded as a component of income tax expense offset by an increase of $481 recorded as an adjustment to the fair value of the TSI assets acquired and liabilities assumed, and an increase of $2,604 due to foreign currency translation adjustments on our foreign valuation allowances.

The provision for income taxes differs from the amount of income tax determined by applying the applicable U.S. statutory federal income tax rate to income before taxes, as a result of the following differences:

	2004	2003	2002
Statutory U.S. tax rate	**$47,335**	$28,825	$42,769
State and local taxes	**3,339**	2,308	3,280
Nondeductible items	**1,002**	380	482
U.S. rates in excess of foreign rates and other	**(4,395)**	(1,213)	50
	47,281	30,300	46,581
Resolution of prior year income tax issues	**(3,167)**	—	—
Valuation allowance	**(3,217)**	186	(2,673)
Total provision for income taxes	**$40,897**	$30,486	$43,908

Certain of our subsidiaries in India, Singapore, and Malaysia have qualified for tax holidays and incentives. The 2004 tax benefit relating to these tax holidays and incentives was approximately $2,700 (approximately $0.02 per diluted share). Our Indian tax holidays were granted to Software Technology Parks and are scheduled to expire beginning March 31, 2006, through March 31, 2009. Our Singapore tax incentives were granted to encourage business development and expansion over a five-year period, which expires on October 8, 2008. Our Malaysian subsidiary has been granted Pioneer status, which qualifies the company for a five-year tax holiday expiring on July 31, 2007.

13. Segment and Certain Geographic Data

We offer our services under three primary lines of business:

- Industry Solutions, which was formed in December 2004 when we integrated Perot Systems Solutions Consulting and our management consulting practice into our former IT Solutions line of business;
- Government Services; and
- Technology Services. In December 2004, we integrated Perot Systems Solutions Consulting and our management consulting practice, which were previously included in our former Consulting line of business, into our Industry Solutions line of business. The remaining delivery unit in our former Consulting line of business, Perot Systems TSI B.V., now operates as our Technology Services line of business.

We consider these three lines of business to be reportable segments and include financial information and disclosures about these reportable segments in our consolidated financial statements. Operating segments that have similar economic and other characteristics have been aggregated to form our reportable segments. We routinely evaluate the historical performance of and growth prospects for various areas of our business, including our lines of business, vertical industry groups, and service offerings. Based on a quantitative and qualitative analysis of varying factors, we may increase or decrease the amount of ongoing investment in each of these business areas, make acquisitions that strengthen our market position, or divest, exit, or downsize aspects of a business area. During the past five years, we have used our acquisition program to strengthen our business in the healthcare market and consulting markets, and to expand into the government market. At the same time, we have divested, or exited, certain service offerings and joint ventures that did not meet our criteria for continued investment.

Industry Solutions, our largest line of business, provides services to our customers primarily under long-term contracts in strategic relationships. These services include technology and business process services, as well as industry domain-based, short-term project and consulting services. The Government Services segment provides consulting, engineering, and technology-based business process solutions for the Department of Defense, the Department of Homeland Security, various federal intelligence agencies, and other governmental agencies. The

Technology Services segment provides application development and maintenance, and application systems migration and testing primarily under short-term contracts related to specific projects. "Other" includes our remaining operating areas and corporate activities, income and expenses that are not related to the operations of the other reportable segments, as well as the elimination of approximately $29,314 of intersegment revenue and direct cost of services for the year ended December 31, 2004, related to the provision of services by the Technology Services segment to the other segments.

The reporting segments follow the same accounting policies that we use for our consolidated financial statements as described in the summary of significant accounting policies. Segment performance is evaluated based on income before taxes, exclusive of income and expenses that are included in the "Other" category. Substantially all corporate and centrally incurred costs are allocated to the segments based principally on expenses, employees, square footage, or usage.

The following is a summary of certain financial information by reportable segment as of and for the years ended December 31, 2004, 2003 and 2002. All prior period amounts have been adjusted to reflect the changes in our lines of business, which are discussed above.

	Industry Solutions	Government Services	Technology Services	Other	Total
2004:					
Revenue	**$1,395,892**	**$263,242**	**$143,632**	**$ (29,314)**	**$1,773,452**
Depreciation and amortization	**29,541**	**4,567**	**11,264**	**10,384**	**55,756**
Income before taxes	**99,593**	**14,223**	**18,817**	**2,611**	**135,244**
Total assets	**497,151**	**163,354**	**214,572**	**348,534**	**1,223,611**
2003:					
Revenue	$1,255,476	$205,136	$ —	$ 139	$1,460,751
Depreciation and amortization	26,403	3,130	—	6,216	35,749
Income before taxes	62,141	16,010	—	4,205	82,356
Total assets	444,729	149,169	180,188	236,511	1,010,597
2002:					
Revenue	$1,293,353	$ 38,204	$ —	$ 588	$1,332,145
Depreciation and amortization	23,841	709	—	6,075	30,625
Income before taxes	117,640	2,483	—	2,073	122,196
Total assets	533,431	49,610	—	259,272	842,313

As discussed in Note 11, "Termination of Business Relationships," during 2003 we recorded $17,676 of expense in direct costs of services associated with exiting an underperforming contract, which is included in Industry Solutions. In addition, as discussed below in Note 19, "Realigned Operating Structure," we revised our estimates in 2003 to complete our previous years' streamlining efforts, which reduced SG&A by $7,296, and was included in the "Other" category.

As discussed in Note 4, "Acquisitions," on December 19, 2003, we acquired Perot Systems TSI B.V. As a result of the acquisition, we increased assets assigned to the Technology Services segment by $180,188 as of December 31, 2003.

As discussed in Note 11, "Termination of Business Relationships," during 2002 we recorded $14,556 of revenue associated with the exiting of two joint ventures, when the service contracts with the customers were terminated at their request. This revenue was included in the Industry Solutions segment, and because of the nature of this revenue, the related income before taxes of $13,708 is included in "Other." Also included in "Other" in 2002 are a $3,000 payment received from ANC Rental Corporation that was previously believed to be unrecoverable, $11,087 of severance and other costs to exit certain activities, and expenses of $8,676 associated with the California energy investigations and related litigation.

Summarized below is the financial information for each geographic area. "All Other" includes financial information from the following countries: Australia, France, Germany, Hong Kong, Ireland, Italy, Japan, Malaysia, the Netherlands, Singapore, and Switzerland. Revenue for each country is based primarily on where the services are performed.

	2004	2003	2002
United States:			
Total revenue	**$1,471,096**	$1,263,502	$1,078,257
Long-lived assets at December 31	**109,661**	118,087	60,957
United Kingdom:			
Total revenue	**145,061**	107,421	119,901
Long-lived assets at December 31	**1,224**	1,177	1,126
India:			
Total revenue	**36,361**	—	—
Long-lived assets at December 31	**33,294**	23,384	—
All Other:			
Total revenue	**120,934**	89,828	133,987
Long-lived assets at December 31	**246**	188	460
Consolidated:			
Total revenue	**1,773,452**	1,460,751	1,332,145
Long-lived assets at December 31	**144,425**	142,836	62,543

For the years ended December 31, 2004, 2003, and 2002, revenue from one customer, UBS, comprised approximately 16%, 17%, and 19% of total revenue, respectively. Our outsourcing agreement with UBS, which represented approximately 14% of our consolidated revenues for the year ended December 31, 2004, will end on January 1, 2007.

14. Commitments and Contingencies

Operating Leases and Maintenance Agreements

We have commitments related to data processing facilities, office space and computer equipment under non-cancelable operating leases and fixed maintenance agreements for remaining periods ranging from one to eleven years. Future minimum commitments under these agreements as of December 31, 2004, are as follows:

Year ending December 31:	Lease and Maintenance Commitments
2005	$ 30,389
2006	24,370
2007	18,275
2008	15,844
2009	13,070
Thereafter	30,769
Total	$ 132,717

Minimum payments have not been reduced by minimum sublease rental income of $5,117 due in the future under non-cancelable subleases. We are obligated under certain operating leases for our pro rata share of the lessors' operating expenses. Rent expense was $31,380, $29,381, and $35,646 for 2004, 2003, and 2002, respectively. Additionally, as of December 31, 2004, we maintained a provision balance of $6,661 relating to unused lease space, of which $3,618 relates to those leased properties affected by our streamlining efforts discussed in Note 19, "Realigned Operating Structure."

Purchase Commitments

We have agreements with three telecommunication service providers to purchase services from, or sell services on behalf of, these providers at varying annual levels. We are currently satisfying the minimum purchase requirements for two of the vendors, both of which expire in 2005 and total approximately $13,450 for 2005. The contract with the third vendor requires the settlement in cash of any amount by which actual purchases for a commitment year are less than the minimum purchase commitment in the contract. In 2004 and 2003, we recorded $4,373 and $5,550, respectively, of expense in direct cost of services related to such settlement payments, which includes a payment to this vendor in December 2004 for the expected shortfall for the remaining commitment year that ends March 30, 2005.

Federal Government Contracts

Despite the fact that a number of government projects for which we serve as a contractor or subcontractor are planned as multi-year projects, the U.S. government normally funds these projects on an annual or more frequent basis. Generally, the government has the right to change the scope of, or terminate, these projects at its convenience. The termination or a reduction in the scope of a major government project could have a material adverse effect on our results of operations and financial condition.

Our federal government contract costs and fees are subject to audit by the Defense Contract Audit Agency (DCAA). These audits may result in adjustments to contract costs and fees reimbursed by our federal customers. The DCAA has completed audits of our contracts through fiscal year 2001.

Contract-related Contingencies

We have certain contingent liabilities that arise in the ordinary course of providing services to our customers. These contingencies are generally the result of contracts that require us to comply with certain level of effort or performance measurements, certain cost-savings guarantees, or the delivery of certain services by a specified deadline. Except for the software development project discussed below, we believe that the ultimate liability, if any, incurred under these contract provisions will not have a material adverse effect on our consolidated financial condition, results of operations, or cash flows.

As discussed in Note 11, "Termination of Business Relationships," during 2003 we exited an underperforming contract. As a result of the exiting of this contract, we determined that certain contract-related assets were impaired and additional expenses would be incurred related to the exiting of this contract, resulting in a loss of $17,676 recorded in direct cost of services. This estimated loss represents our current estimate of the loss related to exiting this contract and is in addition to the loss of approximately $19,500 that we recorded in the first quarter of 2003 in our cumulative effect of a change in accounting principle upon adoption of EITF 00-21. We have filed a claim in arbitration to recover amounts we believe are due under this contract, and the other party filed counterclaims. Therefore, the amount of actual loss with respect to exiting this contract may vary from our current estimates.

Foreign Exchange Forward Contracts

At December 31, 2004, we had five forward contracts to purchase and sell various currencies in the amount of $71,137. These contracts expired in January and February 2005.

The estimated fair value of our forward contracts using bank rates and market quotes was a net liability of $800 as of December 31, 2004. Our remaining risk associated with these transactions is the risk of default by the bank, which we believe to be remote.

Litigation

We are, from time to time, involved in various litigation matters. We do not believe that the outcome of the litigation matters in which we are currently a party, either individually or taken as a whole, will have a material adverse effect on our consolidated financial condition, results of operations or cash flows.

We have purchased, and expect to continue to purchase, insurance coverage that we believe is consistent with coverage maintained by others in the industry. This coverage is expected to limit our financial exposure to claims covered by these policies in many cases.

IPO Allocation Securities Litigation

In July and August 2001, we, as well as some of our current and former officers and the investment banks that underwrote our initial public offering, were named as defendants in two purported class action lawsuits. These lawsuits, Seth Abrams v. Perot Systems Corp. et al. and Adrian Chin v. Perot Systems, Inc. et al., were filed in the United States District Court for the Southern District of New York. The suits allege violations of Rule 10b-5, promulgated under the Securities Exchange Act of 1934, and Sections 11, 12(a)(2) and 15 of the Securities Act of 1933. Approximately 300 issuers and 40 investment banks have been sued in similar cases. The suits against the issuers and underwriters have been consolidated for pretrial purposes in the IPO Allocation Securities Litigation. The lawsuit involving us focuses on alleged improper practices by the investment banks in connection with our initial public offering in February 1999. The plaintiffs allege that the investment banks, in exchange for allocating public offering shares to their customers, received undisclosed commissions from their customers on the purchase of securities and required their customers to purchase additional shares in aftermarket trading. The lawsuit also alleges that we should have disclosed in our public offering prospectus the alleged practices of the investment banks, whether or not we were aware that the practices were occurring. The plaintiffs are seeking unspecified damages, statutory compensation, and costs and expenses of the litigation.

During 2002, the current and former officers and directors of Perot Systems Corporation who were individually named in the lawsuits referred to above were dismissed from the cases. In exchange for the dismissal, the individual defendants entered agreements with the plaintiffs that toll the running of the statute of limitations and permit the plaintiffs to refile claims against them in the future. In February 2003, in response to the defendant's motion to dismiss, the court dismissed the plaintiffs' Rule 10b-5 claims against us, but did not dismiss the remaining claims.

We have accepted a settlement proposal presented to all issuer defendants. Pursuant to the proposed settlement, plaintiffs would dismiss and release all claims against us and our current and former officers and directors, in exchange for an assurance by the insurance companies collectively responsible for insuring the issuers in all of the IPO cases that the plaintiffs will achieve a minimum recovery (including amounts recovered from the underwriters), and for the assignment or surrender of certain claims we may have against the underwriters. We would not be required to make any cash payment with respect to the settlement. The underwriters are opposing approval of the proposed settlement and have requested that, if the settlement is approved, they receive a corresponding reduction in any judgment amounts that they may be ordered to pay if they are found liable in the actions. The court has granted a conditional, preliminary approval of the proposed settlement. The approval is subject to the issuers, their insurers, and the plaintiffs conforming the proposed bar order restricting possible claims by the underwriters against the issuers to certain statutory requirements. In addition, the proposed settlement will be subject to approval by the members of the class.

Litigation Relating to the California Energy Market

In June 2002, we were named as a defendant in a purported class action lawsuit that alleges that we conspired with energy traders to manipulate the California energy market. This lawsuit, Art Madrid v. Perot Systems Corporation et al., was filed in the Superior Court of California, County of San Diego. The case is currently pending in the Superior Court for the County of Sacramento. The plaintiffs are seeking unspecified damages, treble damages, restitution, punitive damages, interest, costs, attorneys' fees and declaratory relief. In September 2003, we filed a demurrer to the complaint and an alternative motion to strike all claims for monetary relief. In January 2004, the court granted our demurrer and did not grant the plaintiffs leave to amend their complaint. The plaintiffs, however, have appealed.

In June, July and August 2002, Perot Systems, Ross Perot and Ross Perot, Jr., were named as defendants in eight purported class action lawsuits that allege violations of Rule 10b-5, and, in some of the cases, common law fraud. These suits allege that our filings with the Securities and Exchange Commission contained material misstatements or omissions of material facts with respect to our activities related to the California energy market. All of these eight cases have been consolidated in the Northern District of Texas, Dallas Division, in the case of Vincent Milano v. Perot Systems Corporation. On October 19, 2004, the court dismissed the case with leave for plaintiffs to amend. In December 2004, the plaintiffs filed a Second Amended Consolidated Complaint. The plaintiffs are seeking unspecified monetary damages, interest, attorneys' fees and costs.

During 2002, we incurred expenses of $8,676 associated with the California energy investigations and related litigation and have included these costs within SG&A.

Other

In addition to the matters described above, we have been, and from time to time are, named as a defendant in various legal proceedings in the normal course of business, including arbitrations, class actions and other litigation involving commercial and employment disputes. Certain of these proceedings include claims for substantial compensatory or punitive damages or claims for indeterminate amounts of damages. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, we cannot predict with certainty the eventual loss or range of loss related to such matters. We are contesting liability and/or the amount of damages in each pending matter.

License Agreement

We do not own the right to our company name. In 1988, we entered into a license agreement with Ross Perot, our Chairman Emeritus, and the Perot Systems Family Corporation that allows us to use the name "Perot" and "Perot Systems" in our business on a royalty-free basis. Mr. Perot and the Perot Systems Family Corporation may terminate this agreement at any time and for any reason. Beginning one year following such a termination, we would not be allowed to use the names "Perot" or "Perot Systems" in our business. Mr. Perot's or the Perot Systems Family Corporation's termination of our license agreement could materially and adversely affect our ability to attract and retain customers, which could have a material adverse affect on our business, financial condition, and results of operations.

Guarantees and Indemnifications

We have applied the disclosure provisions of FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others," to our agreements that contain guarantee or indemnification clauses. FIN 45 requires us to disclose certain types of guarantee and indemnification arrangements, even if the likelihood of our being required to perform under these arrangements is remote. The following is a description of arrangements in which we are a guarantor, as defined by FIN 45.

We are a party to a variety of agreements under which we may be obligated to indemnify another party. Typically, these obligations arise in the context of contracts under which we agree to hold the other party harmless against losses arising from certain matters, which may include death or bodily injury, loss of or damage to tangible personal property, improper disclosures of confidential information, infringement or misappropriation of copyrights, patent rights, trade secrets or other intellectual property rights, breaches of third party contract rights, and violations of certain laws applicable to our services, products or operations. The indemnity obligation in these arrangements is customarily conditioned on the other party making an adverse claim pursuant to the procedures specified in the particular contract, which procedures typically allow us to challenge the other party's claims. The term of these indemnification provisions typically survives in perpetuity after the applicable contract terminates. It is not possible to predict the maximum potential amount of future payments under these or similar agreements, due to the conditional nature of our obligations and the unique facts and circumstances involved in each particular agreement. However, we have purchased and expect to

continue to purchase a variety of liability insurance policies, which are expected, in most cases, to offset a portion of our financial exposure to claims covered by such policies (other than claims relating to the infringement or misappropriation of copyrights, patent rights, trade secrets or other intellectual property). In addition, we have not historically incurred significant costs to defend lawsuits or settle claims related to these indemnification provisions. As a result, we believe the likelihood of a material liability under these arrangements is remote. Accordingly, we have no liabilities recorded for these agreements as of December 31, 2004.

We include warranty provisions in substantially all of our customer contracts in the ordinary course of business. These provisions generally provide that our services will be performed in an appropriate and legal manner and that our products and other deliverables will conform in all material respects to specifications agreed between our customer and us. Our obligations under these agreements may be limited in terms of time or amount or both. In addition, we have purchased and expect to continue to purchase errors and omissions insurance policies, which are expected, in most cases, to limit our financial exposure to claims covered by such policies. Because our obligations are conditional in nature and depend on the unique facts and circumstances involved in each particular matter, we record liabilities for these arrangements only on a case by case basis when management determines that it is probable that a liability has been incurred. As of December 31, 2004, we have no significant liability recorded for warranty claims.

15. Retirement Plan and Other Employee Trusts

During 1989, we established the Perot Systems 401(k) Retirement Plan, a qualified defined contribution retirement plan. The plan year is the calendar year. In 2004, the plan allowed eligible employees to contribute between 1% and 20% of their annual compensation, including overtime pay, bonuses and commissions. The plan was amended effective January 1, 2000, to change our contribution to a formula matching 100% of employees' contributions, up to a maximum of 4% of the employee's compensation. The plan was also amended to provide 100% vesting of all existing company matching contributions for active employees and immediate vesting of any future company matching contributions. Employees are not allowed to invest funds in our Class A Common Stock. The plan allows for our matching contribution to be paid in the form of Class A Common Stock, and employees are not restricted in selling any such stock. Our contributions, which were all made in cash, were $19,438, $15,514 and $12,412 for the years ended December 31, 2004, 2003, and 2002, respectively.

16. Supplemental Cash Flow Information

	2004	2003	2002
Cash paid for interest	**$ 1,846**	$ 182	$ 88
Cash paid for income taxes, net	**$16,625**	$10,251	$ 8,541
Non-cash investing and financing activities:			
Issuance of common stock and options to purchase shares of common stock for acquisitions of businesses	**$15,768**	$ —	$13,887
Net assets obtained through consolidation of variable interest entity	**$ —**	$65,168	$ —
Long-term debt obtained through consolidation of variable interest entity	**$ —**	$75,498	$ —
Tax benefit of employee options exercised	**$ 9,255**	$ 6,789	$24,082

17. Related Party Transactions

We are providing information technology and energy management services for Hillwood Enterprise L.P., which is controlled and partially owned by Ross Perot, Jr. This contract will expire on April 1, 2006. This contract includes provisions under which we may be penalized if our actual performance does not meet the levels of service specified in the contract, and such provisions are consistent with those included in other customer contracts. For the years ended December 31, 2004, 2003 and 2002, we recorded revenue of $1,640, $1,369, and $1,484 and direct cost of services of $1,192, $1,021, and $1,018, respectively. Prior to entering into this arrangement, our Audit Committee reviewed and approved this contract.

During 2002, we entered into a sublease agreement with Perot Services Company, LLC, which is controlled and owned by Ross Perot, for approximately 23,000 square feet of office space at our Plano, Texas, facility. Rent over the term of the lease is approximately $363 per year. The initial lease term is 2 1/2 years with one optional two-year renewal period. The lease also provides for us to pay a $100 allowance for modifications to the leased space. Perot Services will pay all modification costs in excess of the allowance. Prior to entering into this arrangement, our Audit Committee reviewed and approved this contract.

18. Earnings Per Common Share

The following is a reconciliation of the numerators and the denominators of the basic and diluted per common share computations.

	2004	2003	2002
Basic Earnings per Common Share			
Income before cumulative effect of changes in accounting principles	**$ 94,347**	$ 51,870	$ 78,288
Weighted average common shares outstanding	**115,203**	110,573	106,309
Basic earnings per common share before cumulative effect of changes in accounting principles	**$ 0.82**	$ 0.47	$ 0.74
Diluted Earnings per Common Share			
Income before cumulative effect of changes in accounting principles	**$ 94,347**	$ 51,870	$ 78,288
Weighted average common shares outstanding	**115,203**	110,573	106,309
Incremental shares assuming dilution	**5,329**	4,761	9,120
Weighted average diluted common shares outstanding	**120,532**	115,334	115,429
Diluted earnings per common share before cumulative effect of changes in accounting principles	**$ 0.78**	$ 0.45	$ 0.68

At December 31, 2004, 2003 and 2002, outstanding options to purchase 14,498, 20,333 and 15,713 shares, respectively, of our common stock were not included in the computation of diluted earnings per common share because the exercise prices for these options were greater than the average market price of our common shares for the years then ended and, therefore, their inclusion would have been antidilutive.

19. Realigned Operating Structure

In the first quarter of 2001, we implemented a new operating structure in order to strengthen our market position and reduce our costs. In connection with this realigned structure, we consolidated and closed certain facilities, eliminated administrative redundancies and non-billable positions, and recorded asset basis adjustments, resulting in a charge to selling, general, and administrative expenses totaling $33,713. The payments and adjustments that have been made in connection with this charge for the years ended December 31, 2002, 2003, and 2004 are as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Provision balance at January 1, 2002	$ 2,904	$ 5,279	$ —	$ 8,183
Less: cash payments	(1,464)	(641)	—	(2,105)
Change in estimate	—	1,311	—	1,311
Provision balance at December 31, 2002	1,440	5,949	—	7,389
Less: cash payments	(214)	(967)	—	(1,181)
Change in estimate	(1,224)	190	—	(1,034)
Provision balance at December 31, 2003	2	5,172	—	5,174
Less: cash payments	—	(1,067)	—	(1,067)
Change in estimate	(2)	(487)	—	(489)
Provision balance at December 31, 2004	**$ —**	**$ 3,618**	**$ —**	**$ 3,618**

We revised our estimates of the remaining provision needed for employee-related and facility-related costs during 2002, 2003 and 2004. We decreased our estimates for employee-related costs primarily due to lower than expected outplacement and other severance-related costs. A large portion of this reduction resulted from a favorable resolution of an employment dispute. The remaining balance at December 31, 2003, of $5,174 is recorded as $1,393 in accrued liabilities and $3,781 in other non-current liabilities on the consolidated balance sheets. The remaining balance at December 31, 2004, of $3,618 is recorded as $1,534 in accrued liabilities and $2,084 in other non-current liabilities on the consolidated balance sheets and is expected to be substantially settled by December 31, 2006.

During the third quarter of 2001, we continued to refine our operations and recorded additional expense of $37,153, which was recorded as $4,952 in direct cost of services and $32,201 in SG&A. The payments and adjustments that have been made in connection with this charge for the years ended December 31, 2002, 2003, and 2004 are as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Provision balance at January 1, 2002	$ 7,549	$ 15,938	$ —	$ 23,487
Less: cash payments	(1,336)	(11,285)	—	(12,621)
Change in estimate	(4,800)	3,489	—	(1,311)
Provision balance at December 31, 2002	1,413	8,142	—	9,555
Less: cash payments	(18)	(6,537)	—	(6,555)
Change in estimate	(1,395)	(1,483)	—	(2,878)
Provision balance at December 31, 2003	—	122	—	122
Less: cash payments	—	(72)	—	(72)
Change in estimate	—	(50)	—	(50)
Provision balance at December 31, 2004	$ —	$ —	$ —	$ —

In 2002 and 2003, we decreased our estimates for employee-related costs primarily due to lower than expected outplacement and other severance related costs. In 2002, we increased our estimates for facility-related costs because we were unable to settle certain facility lease obligations as favorably as originally estimated and because of the deterioration in the sublease markets for certain facilities. During 2003, we decreased our estimates for facility-related costs due to the favorable termination of certain facilities for less than was previously expected.

In the second and third quarters of 2002, we continued our streamlining efforts and recorded charges in SG&A of $8,151 and $2,936, respectively, related to severance and other costs to exit certain activities. The amounts accrued and the related payments and adjustments against these 2002 charges were as follows:

	Employee Related Costs	Facility Related Costs	Asset Basis Adjustments	Total
Charges during 2002	$ 9,821	$ 312	$ 954	$ 11,087
Less: cash payments and asset write-downs	(5,045)	(21)	(954)	(6,020)
Provision balance at December 31, 2002	4,776	291	—	5,067
Less: cash payments	(1,121)	(269)	—	(1,390)
Change in estimate	(3,362)	(22)	—	(3,384)
Provision balance at December 31, 2003	293	—	—	293
Less: cash payments	(169)	—	—	(169)
Change in estimate	66	—	—	66
Provision balance at December 31, 2004	$ 190	$ —	$ —	$ 190

In 2003, we decreased our estimates for employee-related costs primarily due to lower than expected outplacement and other severance related costs and higher than expected job redeployment of associates.

20. Supplemental Quarterly Financial Data (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2004:				
Revenue	**$419,804**	**$433,794**	**$454,290**	**$465,564**
Direct cost of services	**335,376**	**345,153**	**356,256**	**368,368**
Gross profit	**84,428**	**88,641**	**98,034**	**97,196**
Net income[1]	**18,743**	**21,905**	**26,601**	**27,098**
Basic earnings per common share[2]	**$ 0.16**	**$ 0.19**	**$ 0.23**	**$ 0.23**
Diluted earnings per common share[2]	**$ 0.16**	**$ 0.18**	**$ 0.22**	**$ 0.22**
Weighted average common shares outstanding	**113,944**	**114,659**	**115,241**	**116,949**
Weighted average diluted common shares outstanding	**119,494**	**119,610**	**119,855**	**122,643**

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year Ended December 31, 2003:				
Revenue[3]	$336,361	$360,041	$371,330	$393,019
Direct cost of services[4]	272,087	307,252	301,447	312,729
Gross profit	64,274	52,789	69,883	80,290
Income before cumulative effect of changes in accounting principles[5]	14,877	4,946	15,710	16,337
Net income (loss)[5] [6]	(28,082)	4,946	15,710	9,932
Basic earnings per common share before cumulative effect of changes in accounting principles[2]	$ 0.14	$ 0.05	$ 0.14	$ 0.15
Diluted earnings per common share before cumulative effect of changes in accounting principles[2]	$ 0.13	$ 0.04	$ 0.14	$ 0.14
Weighted average common shares outstanding	109,046	109,808	110,755	112,640
Weighted average diluted common shares outstanding	113,962	114,694	115,205	117,546

(1) In the third quarter of 2004, we recorded a reduction in income tax expense of $3,167 relating to the resolution of various outstanding tax issues from prior years. In the fourth quarter of 2004, we recorded a net reduction to our income tax valuation allowances for our operations that benefited after-tax earnings by $4,464 resulting from the combined effects of signing longer-term business, reducing costs, and improving profitability for parts of our European operations.

(2) Due to changes in the weighted average common shares outstanding per quarter, the sum of basic and diluted earnings per common share per quarter may not equal the basic and diluted earnings per common share for the applicable year.

(3) We adopted EITF 00-21 on January 1, 2003 for long-term fixed-price contracts that include multiple deliverables.

(4) Direct cost of services for the second quarter of 2003 includes $17,676 of expense associated with exiting an underperforming contract.

(5) In addition to the items discussed in (3) and (4) above, income before cumulative effect of changes in accounting principles and net income for 2003 includes the following items. All amounts noted below are prior to the effect of income taxes.

- In the second quarter of 2003, we recorded expense of $3,313 associated with employee reductions.
- In the second, third and fourth quarters of 2003, we recorded reductions of expense of $5,415, $857, and $1,024, respectively, resulting from revising our estimates of liabilities associated with actions in prior years to streamline our operations.
- In the third and fourth quarters of 2003, we recorded additional expense for discretionary associate bonuses of $4,100 and $4,900, respectively.
- In the fourth quarter of 2003, we recorded expense of $11,183 that primarily related to resolving the ownership structure of HPS.

(6) During 2003 we adopted EITF 00-21 and FIN 46. Our adoption of EITF 00-21 in the first quarter of 2003 resulted in an expense for the cumulative effect of a change in accounting principle of $69,288 ($42,959, net of the applicable income tax benefit). Our adoption of FIN 46 in the fourth quarter of 2003 resulted in an expense for the cumulative effect of a change in accounting principle of $10,330 ($6,405, net of the applicable income tax benefit).

CORPORATE INFORMATION

Annual Report/Form 10-K

Publications of interest to current and potential Perot Systems investors are available from the Investor Relations Department. These include annual and quarterly reports and the Form 10-K filed with the United States Securities and Exchange Commission. Perot Systems will provide a copy of the Form 10-K to investors free of charge. Our Form 10-K is also available on the Securities and Exchange Commission Web site at www.sec.gov. Our Form 10-K and other SEC filings are also available at www.perotsystems.com/investors/SECFilings.htm. Other items on our Web site are not a part of these documents. This annual report contains forward-looking statements that relate to future events or our future financial performance. In some cases, you can identify such forward-looking statements by terminology such as "may," "will," "should," "could," "forecasts," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue." In evaluating all forward-looking statements, you should specifically consider various factors that may cause actual results to vary materially from those contained in the forward-looking statements.

Among many factors that could affect our business and cause actual results to differ materially are the following:

- Our outsourcing agreement with UBS, the largest of our UBS agreements, ends in January 2007, and we expect the end of this agreement to result in the loss of a substantial majority of revenue and profit from our UBS relationship.
- We may not be able to successfully implement planned operating efficiencies and expense reduction initiatives and achieve the planned timing and amount of any resulting benefits.
- We may bear the risk of cost overruns under custom software development and implementation services, and, as a result, cost overruns could adversely affect our profitability.
- Our financial results are materially affected by a number of economic and business factors.
- Our largest customers account for a substantial portion of our revenue and profits, and the loss of any of these customers could result in decreased revenues and profits.
- If entities we acquire fail to perform in accordance with our expectations or if their liabilities exceed our expectations, our profits per share could be diminished and our financial results could be adversely affected.
- Development of our software development products may cost more than we initially project, and we may encounter delays, or fail to perform well in the market, which could decrease our profits.
- If we are unable to successfully integrate acquired entities, our profits may be less and our operations more costly or less efficient.
- Our contracts generally contain provisions that could allow customers to terminate the contracts and sometimes contain provisions that enable the customer to require changes in pricing, decreasing our revenue and profits and potentially damaging our business reputation.
- Some contracts contain fixed-price provisions or penalties that could result in decreased profits.
- Fluctuations in currency exchange rates may adversely affect the profitability of our foreign operations.
- Our international operations expose our assets to increased risks and could result in business loss or in more expensive or less efficient operations.
- We have a significant business presence in India, and risks associated with doing business there could decrease our revenue and profits.
- Our government contracts contain early termination and reimbursement provisions that may adversely affect our revenue and profits.

- If customers reduce spending that is currently above contractual minimums, our revenues and profits could diminish.

Please refer to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004, as filed with the U.S. Securities and Exchange Commission, for additional information regarding risk factors. We disclaim any intention or obligation to revise any forward-looking statements whether as a result of new information, future developments, or otherwise.

Certifications

During 2004, we submitted an unqualified Annual CEO Certification to the New York Stock Exchange, as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. We also filed with the Securities and Exchange Commission the Chief Executive Officer and Chief Financial Officer certifications required under Section 302 of the Sarbanes-Oxley Act as exhibits to our Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

Dividends and Market Price

On February 28, 2005, there were approximately 2,877 record holders of our Class A common stock. Perot Systems has never paid dividends on its common stock and has no current plans to pay dividends in the future.

NYSE Ticker Symbol: PER

The high and low trading prices for each quarterly period during 2004 and 2003 were as follows:

	2004		2003	
	High	Low	High	Low
1st Quarter	$14.76	$12.50	$11.63	$8.99
2nd Quarter	14.15	12.30	12.23	9.85
3rd Quarter	16.29	11.52	11.87	9.67
4th Quarter	17.00	15.00	14.45	10.04

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

Annual Meeting

The 2005 annual meeting of shareholders is expected to be held on May 11, 2005. Notice of the annual meeting, along with the form of proxy and proxy statement, will be sent to shareholders before the meeting.

Executive Officers

ROSS PEROT, JR. *Chairman of the Board*
PETER ALTABEF *President & Chief Executive Officer*
DARCY ANDERSON *Vice President, HR, Best Practices & Corporate Support*
JAMES CHAMPY *Vice President & Chairman of Consulting*
RUSSELL FREEMAN *Vice President & Chief Financial Officer*
JOHN KING *Vice President & Founder*
JEFF RENZI *Vice President, Sales & Marketing*
DEL WILLIAMS *Vice President, General Counsel & Secretary*

Corporate Office

Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 888 31 PEROT
+1 972 577 0000
www.perotsystems.com

Stock Transfer Agent

Mellon Investor Services
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
+1 201 296 4000
www.mellon-investor.com

Investor Services

John Lyon
Investor Relations Director
Perot Systems Corporation
2300 West Plano Parkway
Plano, TX 75075
+1 877 737 6973
+1 972 577 0000
www.perotsystems.com/investors

PEROT SYSTEMS and the PEROTSYSTEMS logo are registered or unregistered trademarks of Perot Systems in the United States, the EU, and other countries. All other trademarks are the property of their respective owners. © 2005 Perot Systems. All rights reserved.

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